[EQUITABLE FINANCIAL LOGO]

Darin Smith

Vice President and

Associate General Counsel

(319) 573-2676

darin.smith@equitable.com

March 22, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Separate Account No. 70 of Equitable Financial Life Insurance Company (“Equitable Financial”)
Post-Effective Amendment No. 1 to the Registration Statement on Form N-4
Investment Edge® 21.0
File Nos. 333-248863 and 811-22651

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company (the "Company"). The Company has made the revisions to the Statutory Prospectus and Initial Summary Prospectus as requested. Please see the revised Statutory Prospectus and Initial Summary Prospectus filed herewith. Please note, tax counsel advised additional disclosure regarding treatment of withdrawals from ADV contracts to pay advisory fees was not needed. Accordingly, the Company did not make that one revision.

The Company will also make the revisions to this filing pursuant to the Staff comments that the Company received in:

Retirement Cornerstone Series 19

Staff comments to Separate Account No. 70 of Equitable Financial Life Insurance Company

Post-Effective Amendment No. 6

File Nos. 333-229766; 811-22651.

I trust that the revisions address your comments adequately. If you have any questions regarding the revisions, please contact the undersigned at (319) 573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith

Darin Smith

Investment Edge® 21.0

A variable and index-linked flexible premium deferred annuity contract

Prospectus dated May 1, 2021

Equitable Financial Life Insurance Company

Separate Account No. 70

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

What is Investment Edge® 21.0 ?

Investment Edge® 21.0 (“Investment Edge®”) is a variable and index-linked flexible premium deferred annuity contract issued by Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”). The series consists of Investment Edge®, Investment Edge® Select and Investment Edge® ADV. The contract provides for the accumulation of retirement savings. The contract also offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies available under the contract”, (ii) the Segments of the Structured Investment Option (“SIO”), or (iii) the account for dollar cost averaging. The SIO gives you the opportunity to earn interest that we will credit based, in part, on the performance of an external index over a set period of time, although you could also experience a negative return and a significant loss of principal and previously credited interest. Contract owners should carefully read the accompanying SIO prospectus, which contains additional information relating to the SIO.

Index-linked investment options are complex insurance and investment vehicles and you should speak with a financial professional about the features, benefits, risks, and fees and whether the SIO is appropriate for you based on your financial situation and objectives.

This Prospectus is a disclosure document and describes all of the contract’s material features, benefits, rights and obligations, as well as other information. The description of the contract’s material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

Types of contracts.  We offer the contracts for use as:

•	A nonqualified annuity (“NQ”) for after-tax contributions only.

•	An individual retirement annuity (“IRA”), either traditional IRA or Roth IRA.

•	An employer-funded traditional IRA for a simplified employee pension plan (“SEP”) sponsored by the contract owner’s employer.
•	An annuity that is an investment vehicle for a qualified plan (“QP”) (whether defined contribution or defined benefit; transfer contributions only).

The following contracts are intended for specified post-death payments to beneficiaries, with continuing access to the contract’s account balance:

•	Traditional and Roth Inherited IRA beneficiary continuation contract (“Inherited IRA”) (direct transfer and specified direct rollover contributions only).

•	An inherited NQ beneficiary payout contract (a specific form of NQ contract that we refer to as “Inherited NQ”) (contributions from specified Section 1035 exchanges only).

Not all types of contracts are available with each version of the Investment Edge® series contracts. See Appendix “Rules regarding contributions to your contract” for more information.

You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies available under the contract”, or (ii) the account for dollar cost averaging.

The Investment Edge ADV® series is available through advisors who charge an advisory fee for their services, and this fee is in addition to contract fees and expenses. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the

If you are a new investor in the contract, you may cancel your contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your account value. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

Investment Edge® 21.0

#112738

standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3).  Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for portfolio companies available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from the Company by calling 1-800-789-7771 or by calling your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Company or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com or by calling your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract.

We reserve the right to stop accepting any application or contribution from you at any time, including after you purchase the contract. If you have the Return of Premium death benefit and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract you may no longer be able to fund your benefit. This means that you may no longer be able to increase your benefit base through contributions.

Contents of this Prospectus

When we address the reader of this Prospectus with words such as “you” and “your,” we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

Definitions of key terms

Account value — Your account value is the total of the values you have in the variable investment options.

Annuitant — The “annuitant” is the person who is the measuring life for determining the contract’s maturity date (if applicable). The annuitant is not necessarily the contract’s owner. Where the owner of the contract is a non-natural person, such as a company or trust, the annuitant is the measuring life for determining benefits under the contract.

Business Day — Our “business day” is generally any day the New York Stock Exchange (“NYSE”) is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the SEC determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

Cash Value — At any time before annuity payments begin, your contract’s “cash value” is equal to the account value plus any accrued but unpaid Breakpoint credit amount, less: (i) as applicable, the total amount or a pro rata portion of the Contract Maintenance Fee, and a pro rata portion of the Return of Premium death benefit charge; and (ii) any applicable withdrawal charges.

Contract Date — The “contract date” is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

Contract date anniversary — The end of each 12-month period is your “contract date anniversary.” For example, if your contract date is May 1st, your contract date anniversary is April 30th. If the contract date anniversary falls on a non-business day, then the transaction date for any transaction that is scheduled to occur on such anniversary will be the immediately preceding business day.

Contract Year — The “contract year” is the 12-month period beginning on your contract date and each 12-month period after that date.

Free look — If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund, but only if you return your contract within the prescribed period. This is your “Free look” right under the contract. Your refund will generally reflect any gain or loss in your investment options.

Income Edge payment program — A payment program available for NQ contracts only, which, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes. We offer several versions of the Income Edge payment program, each of which is described in detail in this Prospectus:

•	Income Edge — the standard form of Income Edge payment program.

•	Income Edge Early Retirement Option — available for election by contract holders under the age of 59 1/2.

•

Income Edge Beneficiary Advantage — available for election by (a) Investment Edge® NQ contract death beneficiaries and (b) beneficiaries of nonqualified deferred annuity contracts not issued by the Company.

When used in this Prospectus, “Income Edge payment program” refers generally to all forms of Income Edge payment programs, unless we indicate otherwise.

Income Edge Anniversary Date — The anniversary of your Income Edge Effective Date. Your Income Edge Anniversary Date represents the last day of your annual Income Edge payout period.

Income Edge Effective Date — Generally, the date on which we receive your election to begin payments under an Income Edge payment program. However, for Income Edge Beneficiary Advantage, the Income Edge Effective Date is the date by which we have received your Income Edge election, along with all required information, exchanges and cost basis.

Inherited NQ contract — A specific form of NQ contract that is offered to beneficiaries of NQ contracts not issued by the Company for purposes of making post-death required payments. Contributions to an Inherited NQ contract must be made through a Section 1035 exchange.

IRA — Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

Maturity date — The contract’s “maturity date” is generally the contract date anniversary that follows the annuitant’s 95th birthday. Inherited IRA and Inherited NQ contracts do not have maturity dates.

NQ contract — Nonqualified annuity contract.

Owner — The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

Prior Contract — Certain Structured Capital Strategies® contracts previously issued by the Company, which may be eligible to exchange, rollover or transfer to an Investment Edge® Select contract.

QP contract — An annuity contract that is an investment vehicle for a qualified plan.

Return of Premium death benefit — An optional rider that provides a death benefit calculated based on the greater of your account value or contributions to your contract, adjusted for withdrawals. There is an additional charge for the Return of Premium death benefit under the contract.

SEP IRA — A traditional IRA used as a funding vehicle for a simplified employee pension plan established by the IRA owner’s employer.

The Structured Investment Option or SIO, gives you the opportunity to earn interest that we will credit by investing in one or more Segments, each of which provides performance tied to the performance of an Index for a set period. You could also experience a negative return and a significant loss of principal and previously credited interest. See the SIO prospectus for more information.

Tax-Free Amount — the portion of each payment under an Income Edge payment program that represents a return of your cost basis in the contract and is thus excludable from taxes.

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

Prospectus	Contract or Supplemental Materials
account value	Annuity Account Value

cost basis	Your investment in the contract (generally equals the contributions you made, less any amounts you previously withdrew that were not taxable)

Income Edge payment program	Non-Qualified Payment Program

Return of Premium death benefit	Guaranteed minimum death benefit

unit	Accumulation Unit

Important Information You Should Consider About The Contract

FEES AND EXPENSES
Charges for Early Withdrawals

Each series of the contract provides for different withdrawal charge periods and percentages.

Investment Edge® — If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Investment Edge® of the contract within 6 years following your last contribution, you will be assessed a withdrawal charge of up to 6% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $6,000 on a $100,000 investment.

Investment Edge® Select — No withdrawal charge.

Investment Edge® ADV — No withdrawal charge.

There is an interim value adjustment for amounts withdrawn from a Segment of the SIO before Segment maturity which could result in up to a 90% loss of the Segment Investment. See the SIO prospectus for more information.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses”.

Transaction Charges

In addition to surrender charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses”.

Ongoing Fees and Expenses (annual charges)	Each series of the contract provides for different ongoing fees and expenses. The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. For Investment Edge® ADV contracts, the fees and expenses in the table below do not reflect any advisory fees paid to financial intermediaries from the contract value or other assets of the owner; if such fees were reflected the below fees and charges would be higher. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series)(1)	0.25%	1.25%
Investment options (Portfolio fees and expenses)(2)	0.58%	3.50%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.35%	0.50%

(1)   Expressed as an annual percent of daily net assets in the variable investment options and as a percentage of the rate of return for Segments in the SIO.

(2)  Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2020 and could change from year to year.

(3)  Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract or make any other transactions, which could add withdrawal charges that substantially increase costs.

Lowest Annual Cost $[•]	Highest Annual Cost $[•]

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract series and Portfolio fees and expenses

•   No sales charges or advisory fees

•   No additional contributions, transfers or withdrawals

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of contract series (Investment Edge® Select), optional benefits (Return of Premium death benefit) and Portfolio fees and expenses

•   No sales charges or advisory fees

•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table”.

RISKS
Risk of Loss	The contract is subject to the risk of loss. You could lose some or all of your account value. For additional information about the risk of loss see “Principal Risks of Investing in the contract”.
Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table”.

Risks Associated with Investment Options

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options (e.g., the Portfolios) and the SIO. Each investment option, including the SIO, available under the contract, has its own unique risks. You should review the investment options and Segments of the SIO available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options” and “Portfolios of the Trusts” in “Purchasing the contract”, as well as, “Risks factors” and “Structured Investment Option” in “Description of the Structured Investment Option” in the SIO Prospectus. See also Appendix “Portfolio Companies available under the contract”.

Insurance Company Risks

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value. The general obligations, including the SIO, under the contract are supported by our general account and are subject to our claims paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at www.equitable.com/selling-life-insurance/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More Information”.

RESTRICTIONS
Investments

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the investment options and to limit the number of investment options which you may select. Such rights include, among others, combining any two or more investment options and transferring account value from any investment option to another investment option.

Credits under Investment Edge® Select contracts may be recaptured upon free look, annuitization, and death.

For more information see “About Separate Account No. 70” in “More Information”.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Purchasing the contract”. See also the SIO Prospectus.

Optional Benefits

At any time, we have the right to limit or terminate your ability to contribute to any of the investment options. If you have one or more guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your guaranteed benefit(s).

Withdrawals, including withdrawals to pay advisory fees, that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

If you purchase an Investment Edge® ADV contract and you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the contract” and “Benefits available under the contract” in the Prospectus.

TAXES
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information”.

CONFLICTS OF INTEREST
Investment Professional Compensation

Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More Information”.

Exchanges

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Exchange program” in “Overview of the Contract” and “Charge for third-party transfer or exchange” in “Charges and expenses”.

Overview of the Contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios and the SIO during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	variable investment options and

•	Segments of the SIO which are index-linked investment options. See the SIO prospectus for more information.

For additional information about each underlying Portfolio see Appendix “Portfolio Companies available under the contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection, and offers various payout options.

Contract Classes

You can purchase one of three contract classes that have different ongoing fees and surrender charges. For example,

the contract offers Investment Edge® with a 6 year withdrawal charge period and a 1.00% contract fee, Investment Edge® Select with no withdrawal charge and a 1.25% contract fee, and Investment Edge® ADV with no withdrawal charge and a 0.25% contract fee.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59 1/2.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount equal to your account value. For an additional fee, you can purchase the Return of Premium death benefit that provides a different minimum payment guarantee.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. We offer two rebalancing programs that you can use to automatically reallocate your account value among your variable investment options. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees, death or income guarantee benefits and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether this contract and any optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, tax planning needs, time horizons and risk tolerance.

Fee based programs

You may purchase an Investment Edge® ADV contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

Exchange program

We offer an exchange program under which a Prior Contract may be exchanged for an Investment Edge® Select contract. See “Exchange Program” in “Purchasing the Contract” in the Prospectus.

Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses”. The fees and expenses for the ADV series do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner and the cumulative effect of these charges would increase the overall cost of an Investment Edge® ADV contract. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses

	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
Sales Load Imposed on Purchases	None	None	None
Withdrawal Charge (as a percentage of contributions withdrawn)	6.00%(1)	None	None
Transfer Fee(2)	$35	$35	$35
Third Party Transfer or Exchange Fee(3)	$125	$125	$125
Special Service Charges(4)	$90	$90	$90
Segment Interim Value (applies for distributions from a Segment of the SIO Segment prior to the Segment Maturity Date)(5)	90% of Segment Investment	90% of Segment Investment	90% of Segment Investment

(1)

For Investment Edge® only, the charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “year 1”.

Charge as a % of contribution for each year following contribution
	1	2	3	4	5	6+
Investment Edge®	6%	6%	5%	4%	3%	0%

(2)

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

(3)

Currently, we do not charge for third party transfers or exchanges. However, we reserve the right to discontinue this waiver at any time, with or without notice. The maximum third party transfer or exchange fee is $125. The current charge (which, as described above is waived) is $65. This charge will never exceed 2% of the amount disbursed or transferred. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)

Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; (4) check preparation charge (the sum of this charge will never exceed 2% of the amount distributed); and (5) Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement Charge. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(5)

The actual amount of the Segment Interim Value calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date. The maximum loss would occur if there is a total distribution for a Segment at a time when the Index price has declined to zero.

The next table describes the fees and expenses that you will pay each year during the time that you own the contract (not including Portfolio fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
Contract Maintenance Fee(1)	$50(1)	$50(1)	None
Base Contract Expenses (as a percentage of daily net assets in the variable investment options and as a percentage of the rate of return for Segments of the SIO(2))	1.00%	1.25%	0.25%

Annual fund facilitation fee(3)	0.70%	0.70%	0.70%
Optional Benefits Expenses (as a percentage of the benefit base)(4)(5)

Return of Premium death benefit charge	0.50%(6)	0.50%(6)	0.50%(6)

(1)

Beginning with your first contract date anniversary, we will deduct this charge on any contract date anniversary on which your account value is less than $50,000. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge. This charge will no longer apply to NQ contracts following election of an Income Edge payment program, even if your account value falls below $50,000.

(2)

The Contract Fee percentage reduces the Segment Rate of Return. If the contract is surrendered or annuitized, a withdrawal or transfer out is taken, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge from each Segment as part of the Segment Interim Value calculation.

(3)

This fee does not apply to any variable investment options that we currently offer. However, we reserve the right to charge this fee. We will charge no more than 0.70% for each variable investment option.

(4)	The benefit base is equal to your initial contribution to the contract less any withdrawals you made from the contract.

(5)

If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and become effective, a death benefit is paid, or the Return of Premium death benefit is otherwise terminated, we will deduct a pro rata portion of the charge from your account value.

(6)	The current charge is 0.30%.

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolios that you may pay periodically during the time that you own the contract. A complete list of Portfolios available under the contact, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2020, and may fluctuate from year to year.

Annual Portfolio Expenses
	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses)(*)	0.58%	3.50%

Annual Portfolio Expenses after Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and other expenses)(*)	0.58%	2.31%

(*)

“Annual Portfolio Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2022 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2022. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio expenses. The examples for the ADV series do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner; however, if they did the expenses shown would be higher.

These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, Return of Premium death benefit (at its maximum charge) and that all account value is in the variable investment options.

Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

	If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
InvestmentEdge®	$	$	$	$	$	$	$	$
InvestmentEdge® Select	$	$	$	$	$	$	$	$
InvestmentEdge® ADV	$	$	$	$	$	$	$	$

The Company

We are Equitable Financial Life Insurance Company, a New York stock life insurance corporation. We have been doing business since 1859. The Company is an indirect wholly owned subsidiary of Equitable Holdings, Inc. No other company has any legal responsibility to pay amounts that the Company owes under the contracts. The Company is solely responsible for paying all amounts owed to you under your contract.

Equitable Holdings, Inc. and its consolidated subsidiaries managed approximately $800 billion in assets as of December 31, 2020. For more than 160 years the Company has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico and U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

How to reach us

Please communicate with us at the mailing addresses listed below for the purposes described. You can also use our Online Account Access system to access information about your account and to complete certain requests through the Internet. Certain methods of contacting us, such as by telephone or electronically, may be unavailable, delayed or discontinued. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

We are changing our addresses effective June 21, 2021.

For correspondence with checks:

For contributions sent by regular mail:

From May 1st to June 20th Retirement Service Solutions P.O. Box 1577 Secaucus, NJ 07096-1577	On or after June 21st Retirement Service Solutions

For contributions sent by express delivery:

From May 1st to June 20th Retirement Service Solutions 500 Plaza Drive, 6th Floor Secaucus, NJ 07094	On or after June 21st Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

For correspondence without checks:

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by regular mail:

From May 1st to June 20th Retirement Service Solutions P.O. Box 1577 Secaucus, NJ 07096-1577	On or after June 21st Retirement Service Solutions

For all other communications (e.g., requests for transfers, withdrawals, or required notices) sent by express delivery:

From May 1st to June 20th Retirement Service Solutions 500 Plaza Drive, 6th Floor Secaucus, NJ 07094	On or after June 21st Retirement Service Solutions 8501 IBM Dr, Ste 150-IR Charlotte, NC 28262

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus,

New Jersey 07094. Effective on or after June 21, 2021, our processing office is: 8501 IBM Dr, Ste 150-IR, Charlotte, NC 28262.

Reports we provide (in electronic form, or if you do not enroll in electronic delivery, in paper form):

•	written confirmation of financial transactions and certain nonfinancial transactions, including termination of a systematic withdrawal option;

•	statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

•	annual statement of your contract values as of the close of the contract year or, for NQ contracts following election of an Income Edge payment program, an Annual Payout Statement.

Online Account Access (“OAA”) system:

OAA is designed to provide this information through the Internet. You can obtain information on:

•	your current account value;

•	your current allocation percentages;

•	the number of units you have in the variable investment options; and

•	the daily unit values for the variable investment options.

In addition, you can do the following:

•	change your allocation percentages and/or transfer among the investment options;

•	obtain performance information regarding the variable investment options;

•	elect to receive certain contract statements electronically;

•	change your address;

•	change your OAA password; and

•	access Frequently Asked Questions and Service Forms.

OAA is normally available seven days a week, 24 hours a day. You may access OAA by visiting our website at www.equitable.com. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine. For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in a disruptive transfer activity, such as “market timing” (see “Disruptive transfer activity” in “Transferring your money among investment options”.

Customer service representative:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

•	Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

•	Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

We require that the following types of communications be on specific forms we provide for that purpose (and submitted in the manner that the forms specify):

(1)	authorization for telephone transfers by your financial professional;

(2)	conversion of a traditional IRA to a Roth IRA contract;

(3)	tax withholding elections (see withdrawal request form);

(4)	election of the Beneficiary continuation option;

(5)	IRA contribution recharacterizations;

(6)	Section 1035 exchanges;

(7)	direct transfers and rollovers;

(8)	election of an annuity payout option;

(9)	election of a version of Income Edge (for NQ contracts only);

(10)	death claims;

(11)	change in ownership (NQ only, if available under your contract);

(12)	purchase by, or change of ownership to, a nonnatural owner;

(13)	requests to collaterally assign your NQ contract;

(14)	requests to drop your Return of Premium death benefit;

(15)	requests to transfer into and among the investment options, re-allocate, rebalance and change your future allocations; and

(16)	withdrawal requests.

We also have specific forms that we recommend you use for the following types of requests:

(1)	beneficiary changes;

(2)	contract surrender; and

(3)	dollar cost averaging (if available).

To cancel or change any of the following, we require written notification generally at least seven calendar days before the next scheduled transaction:

(1)	dollar cost averaging (if available);

(2)	substantially equal withdrawals;

(3)	systematic withdrawals;

(4)	the date annuity payments are to begin; and

(5)	RMD payments from inherited IRAs.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take. Some requests may be completed online; you can use our Online Account Access system to contact us and to complete such requests through the Internet. In the future, we may require that certain requests be completed online. We reserve the right to add, remove or change our administrative forms, procedures and programs at any time.

Signatures:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

eDelivery:

You can register to receive statements and other documents electronically. You can do so by visiting our website at www.equitable.com.

1. Purchasing the contract

How you can purchase and contribute to your contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. We require a minimum contribution for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix “Rules regarding contributions to your contract” summarize our current rules regarding contributions to your contract, which rules are subject to change. In some states our rules may vary. Both the owner and the annuitant named in the contract must meet the issue age requirements shown in the table, and rules for contributions are based on the age of the older of the original owner and annuitant.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your contributions and transfers to any of the variable investment options, to add variable investment options, and to limit the number of variable investment options which you may elect.

We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.

We currently do not accept any contribution to your contract if: (i) the sum total of all contributions under all Investment Edge® series contracts with the same owner or annuitant would then total more than $1,500,000 or (ii) the aggregate contributions under all our annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including issue age, the total amount of contributions, investment option allocations and selling broker-dealer compensation. These contribution limitations may not be applicable in your state. Please see Appendix “State contract availability and/or variations of certain features and benefits”.

Owner and annuitant requirements

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner.

The “owner” is the person who is the named owner in the contract and, if an individual, is the measuring life for determining certain contract features. The “annuitant” is the person who is the measuring life for determining the contract’s maturity date (if applicable). The annuitant is not necessarily the contract owner. Where the owner of a contract is a non-natural person such as a company or trust, the annuitant (or the older of two joint annuitants, if applicable) is the measuring life for determining certain contract features.

Owners which are not individuals may be required to document their status to avoid 30% FATCA withholding from U.S.-source income.

For NQ contracts a joint annuitant may also be named, but the joint annuitants must be spouses. In addition, special rules regarding joint owners and annuitants apply in connection with election of an Income Edge payment program. See “Income Edge Payment Program” in “Accessing your money”.

Under Inherited NQ contracts, the owner and annuitant must be the same individual. You must own an Inherited NQ contract in your capacity as the beneficiary of a deceased owner’s nonqualified deferred annuity contract issued by another insurance company. See “Inherited NQ beneficiary payment contract” for Inherited NQ (including Income Edge Beneficiary Advantage) requirements.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See “Inherited IRA beneficiary continuation contract” for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for single owner contracts, the surviving spouse must be the sole primary beneficiary and must be age 85 or younger. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Spousal continuation is discussed in the “Benefits available under the contract” section.

Investment Edge® Select and Investment Edge® ADV contracts are not available for purchase by non-natural owners. In addition, Investment Edge® Select contracts are not available for purchase by Charitable Remainder Trusts.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix “Purchase Considerations for QP Contracts” at the end of this Prospectus for more information regarding QP contracts.

Certain features of your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these features will be based on the age of the annuitant or the older of two joint annuitants, if applicable. Under QP contracts, all features are based on the age of the annuitant. If the contract is jointly owned, these features will be based on the older of the two owners. In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner.

How you can make your contributions

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to the Company. We may also apply contributions made pursuant to an exchange intended to be a Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers’ checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For NQ contracts, special rules regarding contributions via Section 1035 exchanges apply to election of an Income Edge payment program, and special rules regarding contributions apply once Income Edge is in effect. See “Income Edge Payment Program” in “Accessing your money”. For Inherited NQ contracts, contributions must be made via one or more Section 1035 exchanges. See “Inherited NQ beneficiary payout contract”.

If your contract is sold by a financial professional of Equitable Advisors, Equitable Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing “Special Bank Account for the Exclusive Benefit of Customers” while Equitable Advisors ensures your application is complete and that suitability standards are met. Equitable Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority (“FINRA”) time requirements. Upon timely and successful completion of this review, Equitable Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the business day we receive the missing information.

If your financial professional is with a selling broker-dealer other than Equitable Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the business day we receive the missing information.

Contributions to an Investment Edge® Select contract issued under an exchange program

For information about funding an Investment Edge® Select contract issued under an exchange program from a Prior Contract, see “Exchange Program” in “Overview of the contract”. You will remain invested in your Prior Contract while Equitable Advisors ensures your application is complete and that suitability standards are met. Upon successful completion of this review, Equitable Advisors will transmit your application to us, so that we can consider your application for processing.

If your application is in good order when we receive it for application processing purposes, your Prior Contract will be exchanged for an Investment Edge® Select contract at the price calculated at the close of that business day (or at the price calculated at the close of the next business day if we receive your application on a nonbusiness day). If any information we require to issue your contract is missing or unclear, you will remain invested in your Prior Contract while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then cancel your exchange request unless you, or your financial professional acting on your behalf, specifically direct us to keep your exchange request until we receive the required information. If we have not received the information we require within 30 days, we will cancel your exchange request. Your Prior Contract will be exchanged for an Investment Edge® Select contract as of the price calculated at the close of the business day we receive the missing information. Although we require an application from you, we will import data that we have in our records regarding the Prior Contract in issuing this contract. If there is a conflict between the data that we have in our records regarding the Prior Contract and the information on your application, we will not consider the application in good order as discussed above. For more information on Prior Contracts, see “Exchange Program” in “Overview of the contract”.

What are your investment options under the contract?

Your investment options are the following:

•	variable investment options;

•	Segments available under the SIO (Please see the SIO Prospectus for more information); and

•	dollar cost averaging account.

Variable investment options

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option.

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options, to add variable investment options and to limit the number of variable investment options which you may elect.

SIO

The SIO provides you with the opportunity to earn interest that we will credit based, in part, on the performance of external indexes over a set period of time. Please be aware that the possibility of a negative return could result in a significant loss of principal and previously credited interest. Please see the SIO prospectus for more information.

Portfolios of the Trusts

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. Equitable Investment Management Group, LLC (“Equitable IMG”), a wholly owned subsidiary of the Company, serves as the investment adviser of the Portfolios of EQ Premier VIP Trust and EQ Advisors Trust (collectively the “affiliated Trust”). For some affiliated Portfolios, Equitable IMG has entered into sub-advisory agreements with one or more other investment advisers (the “sub-advisers”) to carry out investment decisions for the Portfolios. As such, among other responsibilities, Equitable IMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers.

Information regarding each of the currently available Portfolios, their type, their investment manager(s) and/or sub-adviser(s), their current expenses, and their current performance is available in an appendix to the prospectus. See Appendix “Portfolio Companies available under the contract.”

Each Portfolio has issued a prospectus that contains more detailed information about the Portfolio. You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. In order to obtain copies of the Portfolios’ prospectuses, you may call one of our customer service representatives at 1-800-789-7771. [ADD LINK TO WEBSITE]

You should be aware that Equitable Advisors and Equitable Distributors, LLC (“Equitable Distributors”), (together, the “Distributors”) directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed

0.25% of the Portfolios’ average daily net assets. The affiliated Portfolios’ sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers’ respective Portfolios. In addition, Equitable IMG receives management fees and administrative fees in connection with the services it provides to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

The Company or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios’ average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers’ respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios’ prospectuses for more information.) These fees and payments, as well as the Portfolios’ investment management fees and administrative expenses, will reduce the underlying Portfolios’ investment returns. The Company may profit from these fees and payments. The Company considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the ”EQ Fund of Fund Portfolios”). The EQ Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the EQ Fund of Fund Portfolios by Equitable IMG. Equitable Advisors, an affiliated broker-dealer of the Company, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, the Company, and/or its affiliates, may be subject to conflicts of interest insofar as the Company may derive greater revenues from the EQ Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see “Allocating your contributions” for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the EQ Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by Equitable IMG (the “EQ volatility management strategy”) and, in addition, certain EQ Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The EQ volatility management strategy employs various volatility management techniques, such as the use of ETFs or futures and options, to reduce the Portfolio’s equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the EQ volatility management strategy, the adviser of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio’s exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio’s participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

Portfolios that utilize the EQ volatility management strategy (or, in the case of certain EQ Fund of Fund Portfolios, invest in other Portfolios that use the EQ volatility management strategy) are designed to reduce the overall volatility of your account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the EQ volatility management strategy, however, could result in your account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the EQ volatility management strategy (or, in the case of the EQ Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the EQ volatility management strategy). This may effectively suppress the value of the guaranteed benefit. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option’s equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the EQ volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Such techniques could also impact your account value and guaranteed benefit in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios’ objective and strategies.

Asset Transfer Program. Portfolio allocations in certain of our variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program (ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the EQ/Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

(a)

By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio’s investment performance and the ability of the sub-adviser to fully implement the Portfolio’s investment strategy could be negatively affected; and

(b)

By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the EQ/Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a contract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

Allocating your contributions

Your initial contribution and any subsequent contributions will be allocated according to the investment allocations on file. If you would like your subsequent contributions to be allocated differently, you must submit (either in writing or electronically, depending on the form being used) new allocation instructions on a form that we provide. The maximum number of investment options that may be listed in your allocation instructions on file or for rebalancing (whether scheduled/recurring or one time) is 100.

Transfers.  Generally, you may transfer your account value among the investment options. We may, at any time, exercise our right to terminate transfers to any of the investment options, to add variable investment options, and to limit the number of investment options which you may elect.

Transfer requests do not change the allocation instructions on file for any future contribution or scheduled/recurring rebalancing. This means that upon the next scheduled/recurring rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your account. For more information about transferring your account value, please see “Transferring your money among investment options”.

You may also provide instructions for a one-time rebalancing of your account.

Allocation instruction changes.  You may change your instructions for allocations of future contributions. Please note that an allocation change for future contributions will not automatically change the scheduled/recurring rebalancing instructions on file for your account.

Your responsibility for allocation decisions

The contract is between you and the Company. The contract is not an investment advisory account, and the Company is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. Your Equitable Advisors financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. Certain Equitable Advisors financial professionals who are registered as investment advisory representatives (IARs) of Equitable Advisors may enter into a separate agreement with you to provide investment advice for a fee regarding the management of your Series ADV contract. That arrangement will be governed by a separate investment advisory contract, and different terms and conditions will apply (as set forth in that separate investment advisory contract and related disclosures, such as pertinent Forms ADV Part 2A). If your financial professional is a registered representative with a broker-dealer other than Equitable Advisors, you should speak with him/her regarding any different arrangements that may apply, particularly with regard to any fee-based arrangement you may have in connection with your Series ADV contract.

Breakpoint Credit

You may be eligible for an annual reduction in the Contract fee of up to 0.15% of your account value. This credit, which we refer to as the Breakpoint Credit (“BPC”) is calculated quarterly and credited to your account annually as follows:

•

On each Valuation Date, if your account value is at least equal to a BPC Threshold, we will calculate a credit equal to 0.025% or 0.0375% of your account value on that Valuation Date depending on which BPC Threshold your account meets. We will then credit your account with the aggregate BPC on the Crediting Date. “Valuation Date”, “BPC Threshold” and “Crediting Date” are defined below.

•

There are four Valuation Dates each year: (a) Three “quarterversaries”, which are the dates that occur every three months on the same calendar day as your Contract Date, but excluding your contract date anniversary) and (b) your contract date anniversary. If a quarterversary falls on a non-Business Day, the Valuation Date for that quarterversary will be the next Business Day. If your Contract Date falls after the 28th of a month, the Valuation Date for each quarterversary will be the first Business Day of the following month. If your contract date anniversary occurs on a day other than a Business Day, the Valuation Date will be the Business Day immediately preceding your Contract date anniversary.

•

There are two BPC Thresholds. The first BPC Threshold is (a) on a quarterversary Valuation Date, $500,000, without deduction of any fees for the Return of Premium death benefit (if elected) and without including any accrued BPCs from prior quarterversaries; and (b) on the contract date anniversary Valuation Date, $500,000, after deduction of all fees and charges. The second BPC Threshold is (a) on a quarterversary Valuation date, $1,000,000, without the deduction of any fees for the Return of Premium death benefit (if elected) and without including any BPCs from prior quarterversaries; and (b) on the contract date anniversary Valuation Date, $1,000,000, after deduction of all fees and charges.

•	The Crediting Date is the date on which we credit your account with the BPC, and is the Valuation Date associated with your contract date anniversary.

•

If during a contract year your account value meets a BPC Threshold on one or more, but not all, Valuation Dates, you will be credited with the aggregate accrued BPC for the Valuation Dates on which your account value did meet the BPC Threshold. For example, if your account value satisfied the BPC Threshold on the first and third quarterversaries, but not on the second quarterversary or your contract date anniversary, your account will be credited on the Crediting Date with the aggregate BPC calculated for your first and third quarterversaries.

•

On the Crediting Date, any BPC attributable to the variable investment options will be credited to your current variable investment options pro rata. If you have set up a dollar cost averaging program, the BPC will be credited according to your allocation instructions for the dollar cost averaging program. Any BPC attributable to the Structured Investment Option will be credited to the EQ/Money Market variable investment option.

•	The BPC is not a contribution for purposes of the rules governing contributions to your contract.

•	Upon your death, or if you surrender or annuitize your contract, we will credit your account with a prorated amount of any accrued BPC.

•

If you elect an Income Edge payment program, you will continue to be eligible for the BPC in accordance with the rules above. Valuation Dates for quarterversaries will be determined based on your Income Edge Anniversary Date and your account will be credited with the BPC on your Income Edge Anniversary Date. Any BPC amounts that had accrued prior to your Income Edge payment program election will be credited on your Income Edge Effective Date.

•	Investment Edge® ADV contract owners are not eligible for the BPC.

Examples: BPC Calculations

Valuation Date	Account Value	Eligible for BPC?	BPC Amount
First Quarterversary	$480,000	No	$0
Second Quarterversary	$530,000	Yes	$132.50 ($530,000 * 0.025%)
Third Quarterversary	$520,000	Yes	$130.00 ($520,000 * 0.025%)
Contract date anniversary	$550,000	Yes	$137.50 ($550,000 * 0.025%)

The BPC that will be credited on the Crediting Date is $400.

Valuation Date	Account Value	Eligible for BPC?	BPC Amount
First Quarterversary	$900,000	Yes	$225.00 ($900,000 * 0.025%)
Second Quarterversary	$850,000	Yes	$212.50 ($850,000 * 0.025%)
Third Quarterversary	$1,100,000	Yes	$412.50 ($1,100,000 * 0.0375%)
Contract date anniversary	$1,050,000	Yes	$393.75 ($1,050,000 * 0.0375%)

The BPC that will be credited on the Crediting Date is $1,244.

Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is intended to provide options to beneficiaries in complying with federal income tax rules. There are a number of limitations on who can purchase the contract, how the contract is purchased, and the features that are available under the contract. A prospective purchaser should seek tax advice before making a decision to purchase the contract.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by the Company. The beneficiary may want to change the investments of the “original IRA” inherited from the now-deceased IRA owner, but must take post-death required minimum distribution (“RMD”) payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option (“BCO”) restricted to eligible beneficiaries of contracts issued by the Company. See “Beneficiary continuation option for traditional IRA and Roth IRA contracts only” under “Beneficiary continuation option” in “Benefits available under the contract”. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Distributions from an Inherited IRA beneficiary continuation contract must begin no later than December 31 of the year following the date of death of the original IRA owner. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited IRA beneficiary continuation contract

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of contracts not issued by us as follows:

•	beneficiaries of IRAs who are individuals (“IRA beneficiaries”); and

•

eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans (“Non-spousal Applicable Plan beneficiaries”). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

How an Inherited IRA beneficiary continuation contract is purchased

IRA Beneficiary.  A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary’s interest under the deceased owner’s original Roth IRA. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth

IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

Non-spousal Applicable Plan Beneficiary.  In the case of a non-spousal beneficiary under a deceased plan participant’s Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, “you” refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to “deceased owner” include “deceased plan participant”; references to “original IRA” include “the deceased plan participant’s interest or benefit under the Applicable Plan”, and references to “individual beneficiary of a traditional IRA” include “individual non-spousal beneficiary under an Applicable Plan.”

Limitations on certain features under the Inherited IRA beneficiary continuation contract

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

•

The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner’s original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

•

The initial contribution must be a direct transfer from the deceased owner’s original IRA and is subject to minimum contribution amounts. See Appendix “Rules regarding contributions to your contract” for more information.

•

Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than the Company, where the deceased owner is the same as under the original IRA contract.

•

If the deceased owner died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, the Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. If you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from our Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

•

If you are not an eligible designated beneficiary and the deceased owner died after December 31, 2019, the Inherited IRA contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the contract are withdrawn within ten years of the deceased owner’s death. In this case, the Inherited IRA contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period.

When the Inherited IRA beneficiary continuation contract is owned by a Non-spousal Applicable Plan beneficiary:

•

The initial contribution must be a direct rollover from the deceased plan participant’s Applicable Plan and is subject to minimum contribution amounts. See Appendix “Rules regarding contributions to your contract” for more information.

•	There are no subsequent contributions.

•

If the deceased participant died on or before December 31, 2019 or you are an “eligible designated beneficiary” (as defined later in this Prospectus) electing to stretch out your payments over your life expectancy, you must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are made over your life expectancy determined in the calendar year after the deceased owner’s death and determined on a term certain basis. Shorter payment periods are not permitted.

•

If you are not an eligible designated beneficiary and the deceased participant died after December 31, 2019, the Inherited IRA contract is designed to allow you to withdraw money whenever you want, so long as all amounts within the contract are withdrawn within ten years of the deceased participant’s death. In this case, the Inherited IRA contract can only be purchased if you have at least 8 years remaining on the 10 year post-death payment period.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

•

The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a “see-through trust,” the oldest beneficiary of the trust will be the annuitant.

•	An inherited IRA beneficiary continuation contract is not available for owners over age 75.

•	You may make transfers among the investment options. In addition, you may participate in the dollar cost averaging program.

•	You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in “Charges and expenses”.

•	If you die, we will pay to a beneficiary that you choose the account value.

•

Upon your death, your beneficiary has the following options: (1) if you were an EDB or the deceased owner (or deceased participant) died on or before December 31, 2019, your beneficiary must withdraw any remaining amount within ten years of your death; or (2) if you were not an EDB, the beneficiary must withdraw any remaining amount within 10 years of the deceased owner’s (or deceased participant’s) death.

Inherited NQ beneficiary payout contract

The Inherited NQ beneficiary payout contract (“Inherited NQ”) is intended to provide options to individuals who are beneficiaries under nonqualified deferred annuity contracts issued by other insurance companies. Qualifying individuals direct the issuing insurance company to exchange their interest in the original contract’s death benefit with an Inherited NQ contract, which is intended to comply with federal income tax rules governing payments following the death of the holder of a contract, while providing the Inherited NQ contract owner with continuing access to the Inherited NQ contract’s account value as scheduled payments are made.

There are a number of limitations on who can purchase an Inherited NQ contract, how the contract is purchased, and the features that are available under the contract. There is a short timeframe for purchasing an Inherited NQ contract and providing the Company with all of the necessary information to make payments. Also, whether an Inherited NQ contract can be issued and the form of payout under the contract is dependent in part on the agreement and cooperation of the insurance company that issued the original nonqualified deferred annuity contract. Before making a decision to purchase an Inherited NQ contract, a prospective purchaser should seek tax advice and review the issuing insurance company’s requirements applicable to an exchange.

An Inherited NQ contract is issued as an Investment Edge®, Investment Edge® Select or Investment Edge® ADV contract. The Inherited NQ contract provides a non-life contingent, variable annuity payout for the purpose of distributing to a beneficiary certain payments required after the death of a “holder” (typically, the owner) of a nonqualified deferred annuity contract. We offer the Inherited NQ contract to an individual who is a beneficiary upon the death of the owner under an original nonqualified deferred annuity contract not issued by the Company (“source contract”). We offer two payout options under the Inherited NQ contract, “Income Edge Beneficiary Advantage” and “Beneficiary NQ Stretch,” both of which are described below.

The beneficiary under the source contract may want to change the investments of the inherited source contract while still taking the payments required with respect to the death of the owner of the source contract. The beneficiary may also want continuing access to the Inherited NQ contract’s account value as scheduled payments are made, and may also wish to elect the contract’s Income Edge Beneficiary Advantage option. Since an Inherited NQ contract is intended to replace the investments originally selected by the now-deceased owner of the source contract, a prospective purchaser should carefully consider the investments and features available under the Inherited NQ contract (such as the choice between the Beneficiary NQ Stretch and Income Edge Beneficiary Advantage payout methods), and the limitations and costs under the Inherited NQ contract as compared to the available investments and features under the source contract before making any purchase decision.

Since, as discussed below, the Inherited NQ contract can only be purchased through a Section 1035 exchange, a prospective purchaser should also confirm with the insurance company that issued the source contract the requirements for exchanging the death benefit under the source contract with an Inherited NQ contract. Finally, the Inherited NQ contract may not be available in all states. Please speak with your financial professional for further information.

Who can purchase an Inherited NQ contract

The Inherited NQ contract is offered only to individuals who are death beneficiaries under nonqualified deferred annuity contracts not issued by us. The Inherited NQ contract is not available to non-natural persons or purchasers over the age of 75. Joint owners or annuitants are not permitted.

The owner of the Inherited NQ contract owns the contract in his/her capacity as beneficiary of the deceased owner of the source contract. For this reason, the Inherited NQ contract must also contain the name of the deceased owner.

When can an Inherited NQ contract be purchased

An Inherited NQ contract can only be purchased after the death of the owner of the source contract and before the first anniversary of the owner’s death, which is the last possible date that scheduled payments under the Inherited NQ contract must start (the “Required Payment Starting Date”).

How an Inherited NQ contract is purchased

An Inherited NQ contract can only be purchased through a Section 1035 exchange of the beneficiary’s interest after the death of the owner under the source contract. If the source contract is owned by a non-natural owner, the deceased individual whose death triggers the requirement to make post-death payments from or with respect to the proceeds of the source contract must have been the primary annuitant deemed to be the “holder” or owner of the source contract under federal income tax rules.

The source contract must be a nonqualified deferred annuity contract, and cannot be a life insurance contract.

An individual may not purchase an Inherited NQ contract if he/she has already elected, received, or started to receive any form of beneficiary payout in accordance with Section 72(s) of the Code for his/her share of the death proceeds of the source contract with the insurance company which issued the source contract if that beneficiary has less than 10 years life expectancy remaining.

An individual must apply the entire value of his/her beneficiary share in the source contract to the Inherited NQ contract; we do not accept partial exchanges. The individual need not be the only beneficiary under the source contract. If the individual is one of several beneficiaries, we will accept an exchange into the Inherited NQ contact as long as the beneficiary’s entire share under the source contract is exchanged.

Similarly, if the individual is a beneficiary under more than one source contract owned by the same deceased owner, the individual may direct each insurance company issuing each such source contract to make a Section 1035 exchange into the Inherited NQ contract. Each of the multiple Section 1035 exchanges must meet the requirements described in this section, and must include a contribution of at least $1,000.

No contributions will be accepted after we begin scheduled payments under the Inherited NQ contracts. See the description under “Income Edge Beneficiary Advantage” for the requirements regarding provision of cost basis information.

We must receive all contributions and the information we require from the insurance company (or companies) that issued the source contract(s) in sufficient time for us to begin making scheduled payments under the Inherited NQ contract, which must be no later than twelve months after the date of death of the deceased owner of the source contract. Our deadline is generally 9 months after the date of death of the deceased owner of the source contract. No additional contributions are allowed once we have begun making payments.

If the insurance company that issued the source contract does not provide us with a 1035 exchange contribution and the information we need in a timely manner, we may not be able to issue the Inherited NQ contract or honor an election for Income Edge Beneficiary Advantage. See “Payment options under an Inherited NQ contract”.

Payment options under an Inherited NQ contract

There are two payment options under the Inherited NQ contract, “Income Edge Beneficiary Advantage” and “Beneficiary

NQ Stretch.” We describe these options and the conditions and limitations that apply to each option later in this section.

Regardless of payment option, there are some features, conditions and limitations that are common to both options:

•

The Inherited NQ contract is intended only for beneficiaries under source contracts who plan to take payments from the Inherited NQ contract at least annually over a period measured by their life expectancy. We call these “scheduled payments.” These scheduled payments must begin no later than the Required Payment Starting Date. Beneficiaries who do not want to take scheduled payments at least annually and want to wait up to five years after the death of the owner of the source contract to withdraw the entire amount of their interest in the source contract should not purchase an Inherited NQ contract. Because of the Inherited NQ contract’s focus on scheduled payments, certain features more suitable to long-term accumulation vehicles are not available under the Inherited NQ contract.

•	We have no minimum age requirement for issuing an Inherited NQ contract, but we will not issue an Inherited NQ contract to an individual over age 75.

•

The Inherited NQ contract owner must receive scheduled payments at least annually (but can elect to receive scheduled payments monthly or quarterly). The Inherited NQ contract owner can choose a date to start scheduled payments earlier than the Required Payment Starting Date, as long as we have the Section 1035 exchange contribution(s) and information we need to start scheduled payments on the earlier date.

•

The amount of the first scheduled payment is determined by dividing the account value as of the date payments begin by the owner’s life expectancy. Each subsequent annual scheduled payment is determined by dividing the remaining annuity account value as of the anniversary date by the initial life expectancy, reduced by 1 for each subsequent year.

For example, if on the date of the first scheduled payment your account value is $100,000 and your life expectancy is 20 years, the amount of the first scheduled payment will be $5,000. If on the date of the second scheduled payment your account value is $99,750, the amount of the second scheduled payment will be $5,200 ($99,750 divided by 19).

•	Payment amounts are taken on a pro rata basis from your variable investment options.

•	The Inherited NQ contract owner may make transfers among the variable investment options.

•	Once scheduled payments begin, they cannot be stopped until the account value falls to zero.

•	No form of annuity benefit other than scheduled payments as described in this section is available under the Inherited NQ contract.

•

An Inherited NQ contract owner may choose to withdraw all or a portion of his/her account value at any time. Any partial withdrawal must be at least $300. Unlike Income Edge Beneficiary Advantage scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge Beneficiary Advantage scheduled payments. Withdrawal charges will apply, as described in “Charges and expenses”.

•	Change of ownership of an Inherited NQ contract is not permitted.

•	The Return of death benefit is not available under an Inherited NQ contract.

•

At the death of the Inherited NQ contract owner, we will continue scheduled payments to a successor beneficiary/owner chosen by the Inherited NQ contract owner. The successor beneficiary/owner has the same rights as the Inherited NQ contract owner to take partial withdrawals in addition to scheduled payments and to fully surrender (redeem) the Inherited NQ contract. If there is more than one individual or entity chosen by the Inherited NQ contract owner to be successor beneficiary/owner, we will make payments in equal shares unless the Inherited NQ contract owner instructed us in writing to pay one or more successor beneficiary/owner differently.

Income Edge Beneficiary Advantage

Under the Income Edge Beneficiary Advantage payment option for an Inherited NQ contract (“Income Edge BA”), we take into account the “cost basis” in calculating and reporting income amounts with respect to scheduled payments. A portion of each scheduled payment is a return of the cost basis in the contract and thus excludable from taxes. The “cost basis” in an Inherited NQ contract with Income Edge BA is the amount of investment in the source contract carried over from the source contract to the Inherited NQ contract (as reported to us in the context of the Section 1035 exchange by the insurance company which issued the source contract), plus or minus any subsequent adjustments.

The payment period for scheduled payments is initially based on the age of the Inherited NQ contract owner, using an IRS table for post-death payments and rounding down to the nearest whole number. The Inherited NQ contract owner may select a shorter payment period, which will generally result in larger payments.

The conditions applicable to an Income Edge BA election are as follows:

•	Income Edge BA must be elected on our form.

•	The account value of the Inherited NQ contract must be at least $35,000.

•	The account value of the Inherited NQ contract must be greater than the cost basis reported to us in the context of the Section 1035 exchange by the insurance company which issued the source contract.

•	We must have received all Section 1035 exchange contributions from each source contract at least three months prior to the Required Payment Starting Date.

•

We must have all cost basis information, in good order, from the insurance company which issued the source contract, at least three months prior to the Required Payment Starting Date for an Income Edge BA election to be effective. If we do not receive complete cost basis information in this timeframe, your Income BA election will not take effect and your contract will default to the Beneficiary NQ Stretch payment option. If there are multiple source contracts for the same deceased owner, as long as we have cost basis information in good order for any source contract, we will use that amount as the cost basis.

•	We may impose a charge approximating premium tax in certain states.

•

If an Inherited NQ contract owner elects Income Edge BA, and we cannot honor or implement that election because of a failure to meet any of the conditions for Income Edge BA noted above, we will begin scheduled payments under the Beneficiary NQ Stretch payment option for the Inherited NQ contract no later than the Required Payment Starting Date, which is one year after the date of death of the deceased owner of the source contract.

•	Return of Premium death benefit is not available with Income Edge.

Income Edge BA payment may not be available in all states. We also offer a version of Income Edge Beneficiary Advantage as a death benefit option for a beneficiary under an NQ Investment Edge® contract where the contract owner dies before an annuity option under the contract has been elected. See “Benefits available under the contract”.

We believe, based on our review and interpretation of applicable federal tax law, that the Income Edge BA payout methodology constitutes a series of “substantially equal periodic payments” over a “period not extending beyond the life expectancy” of a beneficiary within the applicable requirements of 72(s) of the Code and therefore complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts. See “Income Edge payment program” under “Tax Information”.

Beneficiary NQ Stretch

Under the Beneficiary NQ Stretch payment option for the Inherited NQ contract, we do not report all scheduled payments as being a partial return of cost basis. Instead, we report scheduled payments as taxable to the extent that there is income in the contract.

Beneficiary NQ Stretch must be elected on our form. However, for an Inherited NQ contract owner who elected

Income Edge BA, Beneficiary NQ Stretch will apply by default if one or more of the conditions for honoring or implementing an Income Edge BA election could not be met before the Required Payment Starting Date.

The payment period is based on the age of the Inherited NQ contract owner, using an IRS table for post-death payments and rounding down to the nearest whole number. A shorter payment period may not be elected under Beneficiary NQ Stretch.

Based on our interpretation of the requirements of Section 72(s) of the Code, we believe that the Beneficiary NQ Stretch payout methodology complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts.

Your right to cancel within a certain number of days

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this “free look” period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix “State contract availability and/or variations of certain features and benefits” to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution. In addition, in some states, the amount of your refund (either your account value or the full amount of your contributions), and the length of your “free look” period, depend on whether you purchased the contract as a replacement. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution. When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your contract’s cash value.

Please note that if you are invested in Segments of SIO when you free look your contract, the Segment Interim Value will apply. See the SIO prospectus for more information.

We may require that you wait six months before you may apply for a contract with us again if:

•	you cancel your contract during the free look period; or

•	you change your mind before you receive your contract whether we have received your contribution or not.

Please see “Tax information” for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value”. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see “Tax information”.

Fee based programs

Currently, you may purchase an Investment Edge® ADV contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve (including Equitable Advisors, LLC (Equitable Financial Advisors in MI and TN), (“Equitable Advisors”), one of the distributors of the contracts and an affiliate of the Company). We may, in the future, offer Investment Edge® ADV contracts through other means. The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various brokerage services. If you purchase an Investment Edge® ADV contract through a fee-based arrangement and later terminate the arrangement, your contract will continue in force. There may be charges associated with the fee-based arrangement should you decide to no longer participate in the arrangement. Please consult with your program sponsor for more details about your fee-based program. Deducting amounts from your contract to pay advisory fees will be treated as withdrawals and will reduce your death benefit and payments under an Income Edge payment program and may also be subject to taxes and penalties. See “Partial withdrawals” in “Withdrawing your account value” and “Fee-based expenses” in “Charges the Company deducts” for more information about advisory fees and expenses under fee-based programs. Please discuss with your program sponsor the ramifications of withdrawing advisory fees from your account value before taking or authorizing such withdrawals.

Exchange Program

We offer an exchange program under which a Prior Contract may be exchanged for an Investment Edge® Select contract. This is called an “exchange” under securities law. For purposes of this Prospectus, the word “exchange” includes an exchange, rollover or transfer, as applicable, for federal income tax purposes. Under this program, among other criteria, which are described below, the surrender of a Prior Contract may not be subject to withdrawal charges to be eligible for the Investment Edge® Select contract. In addition, the account value of the Investment Edge® Select contract would not be subject to any withdrawal charges, but would be subject to all other charges and fees under the Investment Edge® Select contract, which are described in this Prospectus.

You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Investment Edge® Select contract. Please note that if you elect to exchange into the Investment Edge® Select contract you will lose all existing benefits under your Prior Contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Investment Edge® Select contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law.

You should read the Prospectus and other information related to your Prior Contract prior to requesting an exchange, rollover or transfer to the Investment Edge® Select contract and you should consider the differences between your Prior Contract and the Investment Edge® Select contract. There may be differences that are important for you to consider prior to purchasing the Investment Edge® Select contract.

To see a summary comparison of some of the features of Prior Contracts and the Investment Edge® Select contract, see Appendix “Exchange program”.

In considering whether the exchange is appropriate for you, you should consult with your financial professional. Your financial professional will be paid a commission if you exchange, transfer or rollover your Prior Contract to the Investment Edge® Select contract, which may create the potential for a conflict of interest for your financial professional. For more information, please contact your financial professional.

You may obtain a copy of your Prior Contract prospectus by contacting your financial professional or by writing or calling us as follows:

Structured Capital Strategies®

P. O. Box 1547

Secaucus, NJ 07096-1547

1 (877) 899-3743

Listed below is a description of contract owners of Prior Contracts that may or may not be eligible to purchase the Investment Edge® Select contract under an exchange program:

•

Contract owners of a Structured Capital Strategies® contract are eligible to the extent they have sufficient account value in one or more of the variable investment options that meet the minimum contribution requirements. Account value in a segment is not an eligible source of contribution.

•

Contract owners who have remaining or outstanding withdrawal charges on the Prior Contract, or who do not satisfy a condition for waiving the withdrawal charge under the Prior Contract, are not eligible.

•

Contract owners who have made rollover or transfer contributions within the past two years into a Prior Contract from the date of the request to purchase an Investment Edge® Select contract are not eligible, except, with respect to EQUI-VEST® contracts, if the contract owner has been separated from service at time of the purchase.

Listed below are additional terms and conditions for purchasing an Investment Edge® Select contract under an exchange program:

1.	The minimum initial contribution is $25,000.

2.

For an exchange from a Structured Capital Strategies® contract, full or partial exchanges, rollovers or transfers are permitted where the source of the contribution is the full account value invested in each variable investment option at the time of the transaction. This means that account value invested in segment type holding accounts and the dollar cap averaging account on the day we process your transaction will also be included in the exchange, rollover or transfer. Account value invested in a segment is not an eligible source of contribution.

3.	Exchanges, rollovers or transfers from contracts other than from Prior Contracts are not permitted.

4.	Subsequent contributions in a minimum amount of $50 or more for Traditional IRA or Roth IRA contracts and $500 or more for NQ and QP contracts are permitted.

5.

We are not able to process an exchange, rollover or transfer from a Structured Capital Strategies® contract to an Investment Edge® Select contract on a segment maturity date or segment start date and we will not consider your request to be in good order if we receive it on a segment maturity date or segment start date. If we receive your exchange, rollover or transfer request on a segment maturity date or segment start date and it is complete, your request will be processed on the next business day.

2. Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits. These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Return of Premium Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals	Optional	0.50%(1)	0.30%(1)

•  Available only at contract purchase

•  Available only to contract holder age 75 or younger

•  Withdrawals, including payment of advisor fees, could significantly reduce or terminate the benefit

•  No contributions after age 76

(1)	Expressed as an annual percentage of the benefit base.

Other Benefits. These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Rebalancing	Periodically rebalance to your desired asset mix	Optional	No Charge		• Must rebalance 100% of account value

Dollar Cost Averaging	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility	Optional	No Charge		• $5,000 minimum to begin program

Income Edge Payment Program	Pay out entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes	Optional	No Charge		• Not available with Return of Premium Death Benefit • NQ contracts only • Age and account value requirements may apply • Adverse tax consequences if surrender contract after payments start

Return of Premium death benefit

At issue, you may elect the optional Return of Premium death benefit if you are age 75 or younger on the Contract Date. The Return of Premium death benefit is equal to the greater of (a) your Return of Premium death benefit base on the date of death and (b) your account value on the date of claim. The current charge for this benefit is 0.30%.

If you elect the Return of Premium death benefit you may not make additional contributions to your contract once you reach age 76. If you turn age 76 during the first Contract Year you may make contributions until the first Contract Date Anniversary.

The Return of Premium death benefit base is not an account value or cash value. On the contract issue date it is equal to your initial contribution. Thereafter, it is equal to:

•	your initial contribution and any subsequent contributions to your contract, less

•	a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The way we calculate this deduction is described in “Pro rata treatment of withdrawals”.

The benefit base is calculated on the contract date and on each contract date anniversary, and it is recalculated if there is a withdrawal.

The date of claim is the date on which we receive satisfactory proof of the owner’s (or older joint owner’s, if applicable) death, and any required instructions for the method of payment, forms necessary to effect payment and any other information we may require.

For purposes of calculating your Return of Premium death benefit, any accrued but unpaid Breakpoint Credit amount will be added to your account value and any accrued but unpaid Return of Premium death benefit charge will be deducted from your account value.

Pro rata treatment of withdrawals. For purposes of calculating your Return of Premium death benefit, any withdrawals you make from your contract reduces the value of your Return of Premium death benefit base on a pro rata basis. Reduction on a pro rata basis means that that we calculate the percentage of your current account value that is being withdrawn (including the amount of any applicable withdrawal charge) and we reduce your Return of Premium death benefit base by the same percentage. For example, assume your total contributions to your contract are $100,000 and your account value is $80,000. Prior to any withdrawals, your Return of Premium death benefit base would be $100,000. If you make a $10,000 withdrawal, that withdrawal represents a 12.5% reduction in your account value. Accordingly, your Return of Premium death benefit base and therefore the death benefit is reduced by 12.5% to $87,500 (12.5% of $100,000 is $12,500, and $100,000 minus $12,500 is $87,500). Please note: A withdrawal (including withdrawals to pay advisory fees) will reduce your Return of Premium death benefit, and the reduction may be substantially more than the amount of the withdrawal.

If you have an Investment Edge® ADV contract, please note that withdrawals to pay advisory fees reduce your death benefit and any Income Edge program payments on a pro rata basis. For example, assume your starting account value is $100,000 (all invested in variable investment options) and that your decide to withdraw your advisory fee of 1.50% annual rate at the end of each quarter. Assuming a growth rate of 5% annually (net of all other fees and charges), if you withdraw the advisory fees from your Investment Edge® ADV contract, by the end of one year you will withdraw $1,546.50 to pay your adviser, your account value will be $103,425.00 and the Return of Premium death benefit base will be $98,500. Had you chosen not to take advisory fees from your contract, your account value at the end of the year and, therefore, your death benefit amount at that time, would have been $105,000. Over ten years, assuming a constant net growth rate of 5%, the account value and death benefit amount would be lower by $22,848.43 and the Return of Premium death benefit base would be $85,973.04, due to the withdrawals to pay the advisory fee. You should consider whether it is in your best interest to take withdrawals from your contract to pay advisory fees or pay them from another source.

You may not terminate the Return of Premium death benefit once elected, except if a fee increase is declared. When a fee increase is declared the Return of Premium death benefit rider can be dropped at anytime from the fee change notification date until the date before the fee change effective date. We will drop the rider as of the day we receive the election form in good order and a pro rata fee will be applied through that date. Once you terminate the Return of Premium death benefit, you may not reelect it. The Return of Premium death benefit is not available for election after issue. For NQ contracts, if you elect an Income Edge payment program, the Return of Premium death benefit will be automatically terminated on your Income Edge Effective Date.

The charge for the Return of Premium death benefit is a percentage of the Return of Premium benefit base, calculated and deducted from the Account value on each contract date anniversary. Please refer to “Return of Premium death benefit charge” in “Charges and expenses” for information about how we calculate the charge for this guaranteed benefit and, if your account value is low, the risk that this charge could cause your contract and the guaranteed benefit to terminate.

The Return of Premium death benefit is not available for election by Inherited NQ contract holders.

Payment of Death Benefit

Your beneficiary and payment of benefit

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time during your lifetime and while the contract is in force. A beneficiary change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We are not liable for any payments we make or actions we take before we receive the change. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, who continue to be spouses at the time of death, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the plan trust. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary. For NQ contracts where an Income Edge payment program has been elected with the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes any inconsistent beneficiary designations. This means that a previous beneficiary designation may be invalidated.

The death benefit is equal to your account value (the standard death benefit) or, if elected, the Return of Premium death benefit. We determine the amount of the death benefit as of the date we receive satisfactory proof of the owner’s or older joint owner’s, if applicable, death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require (“date of claim”). Payment of the death benefit terminates the contract.

If there are multiple beneficiaries, any accrued Breakpoint Credit, the Contract Maintenance Fee (if applicable) and, if the Return of Premium death benefit was in effect at the time of your death, any accrued Return of Premium death benefit charge will be applied pro rata to each beneficiary’s portion of the death benefit payment.

When we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death (the “1-year rule”), which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

Effect of the owner’s death

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. See “Special Rules for NQ contracts when Income Edge or Income Edge Early Retirement Option is in effect” for more information regarding special rules applicable to such contracts.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option. For NQ contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the “Spousal continuation” feature or under our Beneficiary continuation option, as discussed below. For NQ contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under “Non-spousal joint owner contract continuation.”

If you are the sole owner of an NQ contract and your spouse is the sole primary beneficiary, your surviving spouse may have the option to:

•	take the death benefit proceeds in a lump sum;

•	continue the contract as a successor owner under “Spousal continuation” or under our Beneficiary continuation option;

•	elect Income Edge Beneficiary Advantage, as discussed below; or

•	for traditional and Roth IRA contracts, roll the death benefit proceeds over into another similar arrangement.

If your surviving spouse rolls over the death benefit proceeds into a contract issued by us, the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse’s new contract. Any death proceeds will remain invested in this contract until your spouse’s new contract is issued. The amount of the death benefit will be calculated to equal the account value as of the date your spouse’s new contract is issued . This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse’s new contract is issued.

Non-spousal single owner contract continuation

For single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner’s death (the “5-year rule”). In certain cases, an individual beneficiary may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner’s death, continue the contract under the Beneficiary Continuation option or elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit. If the contract continues, withdrawal charges, if applicable under your contract, will no longer apply, the Return of Premium death benefit (and associated charge) is terminated and no additional contributions will be permitted. Any such election must be made in accordance with our rules at the time of death.

Non-spousal joint owner contract continuation

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must generally be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner’s death. If the life annuity is elected, the terms of the supplemental contract supersede the terms of the contract.

If the older owner dies first, the surviving owner can elect to (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit. If the contract continues, withdrawal charges, if applicable under your contract, will no longer apply, the Return of Premium death benefit (and associated charge) is terminated and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the contract continues (other than under the Beneficiary continuation option or through an election of Income Edge Beneficiary Advantage), withdrawal charges, if applicable under your contract, will continue to apply and no additional contributions will be permitted. The Return of Premium death benefit, if any, will remain in effect based on the older owner’s age, and becomes payable to the beneficiary if the older owner dies within five years. Charges for the Return of Premium death benefit will continue to apply. If

Income Edge Beneficiary Advantage is elected, the Return of Premium death benefit, if any, will be terminated on the Income Edge Effective Date, and any Return of Premium death benefit charge will be deducted on that date.

Spousal continuation

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse’s death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

In addition, where such a contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant’s death the annuitant’s spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant’s death. No further change of annuitant will be permitted.

For jointly owned NQ contracts where an Income Edge payment program has not been elected or, if elected, payments have not yet begun, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

•	If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

•

If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant. Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

•	The withdrawal charge schedule, if applicable, remains in effect.

•	The Return of Premium death benefit, if any, will remain in effect based on the older spouse’s age, and charges for the Return of Premium death benefit will continue to apply.

•	An Income Edge payment program may be elected at any time so long as the eligibility rules for the feature are satisfied.

For jointly owned NQ contracts where an Income Edge payment program has not been elected or, if elected, payments have not yet begun, if the older spouse dies first, the surviving owner can (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit.

If the contract continues under the Spousal continuation option:

•	The surviving spouse becomes the sole owner. If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

•

If the surviving spouse is age 86 or older, election of an Income Edge payment program is not available. A surviving spouse aged 86 or older who wishes to elect Income Edge should consider electing Income Edge Beneficiary Advantage instead of Spousal continuation.

•

If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract. If the annuitant was neither the deceased or the surviving spouse, the surviving spouse can elect to become the annuitant and supersede the named annuitant. Alternatively, the surviving spouse can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

•

The Return of Premium death benefit, if any, will remain in effect if on the date of the older spouse’s death the surviving spouse is 95 or younger. For details of how we calculate charges for the Return of Premium death benefit under joint owner spousal continuation, see “Return of Premium death benefit charge” in “Charges and expenses”.

•

Withdrawal charges, if applicable under the contract, will no longer apply to the account value on the date of the older spouse’s death, but they will apply to the amount of any subsequent contributions by the surviving spouse.

For single owner NQ contracts with a sole spousal beneficiary where Income Edge or Income Edge Early Retirement Option has not been elected or, if elected, payments have not yet begun, the sole spousal beneficiary can (1) take the death benefit as a lump sum payment within five years of the deceased owner’s death; (2) annuitize within one year; (3) continue the contract (but only if age 85 or younger on the date of death of the deceased owner) under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit.

If the contract continues under the Spousal continuation option:

•	The sole spousal beneficiary becomes the sole owner. If the deceased owner was also the annuitant, the sole spousal beneficiary becomes the annuitant.

•

If the deceased owner was a joint annuitant, the contract will become a single annuitant contract. If the deceased owner was not the annuitant, the sole spousal beneficiary can elect to become the annuitant and supersede the named annuitant. Alternatively, the sole spousal beneficiary can allow the named annuitant to remain on the contract and instead become the annuitant upon the death of the named annuitant.

•

A sole spousal beneficiary who is age 85 or younger can elect Income Edge Beneficiary Advantage at any time prior to age 86, rather than having to make such election within 9 months of the date of death. For information about Income Edge Beneficiary Advantage, see “Income Edge Beneficiary Advantage for NQ contracts only”.

•

The Return of Premium death benefit, if any, will remain in effect if on the date of the deceased owner’s death the sole spousal beneficiary is 85 or younger. For details of how we calculate charges for the Return of Premium death benefit under spousal continuation, see “Return of Premium death benefit charge” in “Charges and expenses”.

•

Withdrawal charges, if applicable under the contract, will no longer apply to the account value as of the date of the deceased spouse’s death, but they will apply to the amount of any subsequent contributions by the sole spousal beneficiary.

Non-natural owner with spousal joint annuitants. For contracts with a non-natural owner and spousal joint annuitants:

•

If the younger spouse dies first, no death benefit is payable. The contract, including the Return of Premium death benefit (if elected), continues unchanged and withdrawal charges (if applicable) will continue to apply.

•

If the older spouse dies first, the surviving younger spouse can (1) take the death benefit as a lump sum payment; (2) annuitize within one year; (3) continue the contract under the Spousal continuation option; (4) continue the contract under the Beneficiary continuation option; or (5) elect Income Edge Beneficiary Advantage. If the Return of Premium death benefit, if any, was greater than the account value on the date of claim, then we will reset the account value to equal the Return of Premium death benefit. If the contract continues under the spousal continuation option, the Return of Premium death benefit, if any, will remain in effect if on the date of the older spouse’s death the surviving spouse is 95 or younger. For details of how we calculate charges for the Return of Premium death benefit under spousal continuation, see “Return of Premium death benefit charge” in “Charges and expenses”. If Income Edge Beneficiary Advantage is elected, the Return of Premium death benefit, if any, will be terminated on the Income Edge Effective Date, and any Return of Premium death benefit charge will be deducted on that date.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

If you divorce, Spousal continuation does not apply.

Beneficiary continuation option

We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts. For NQ contracts, where Income Edge or Income Edge Early Retirement Option has not been elected or, if elected, payments have not yet begun, this feature permits a designated individual, on the contract owner’s death, to either:

•	maintain a contract with the deceased contract owner’s name on it and receive distributions under the contract; or

•	elect Income Edge Beneficiary Advantage,

instead of receiving the death benefit in a single sum. Each of these options is described below.

Depending on the beneficiary, this option may be restricted or may no longer be available for deaths after December 31, 2019, due to legislation enacted at the end of 2019. Please speak with your financial professional for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

Beneficiary continuation option for traditional IRA and Roth IRA contracts only.  The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

After legislation enacted at the end of 2019, for deaths after December 31, 2019, only specified individuals who are “eligible designated beneficiaries” or “EDBs” may stretch post-death payments over the beneficiary’s life expectancy. See “required minimum distributions after your death” under “Tax Information.” Individual beneficiaries who do not have EDB status (including beneficiaries named by the original beneficiary to receive any remaining interest after the death of the original beneficiary) must take out any remaining interest in the IRA or plan within 10 years of the applicable death. Trusts for individuals which would be considered as “see-through” trusts under the rules prior to January 1, 2020 presumably no longer qualify to elect the beneficiary continuation option, except under narrowly defined circumstances.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

•	The contract continues with your name on it for the benefit of your beneficiary.

•	The beneficiary replaces the deceased owner as annuitant.

•	This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

•

If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the beneficiary’s own life expectancy, if payments over life expectancy are chosen.

•	The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•	The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

•	Any partial withdrawal must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

•

Upon the death of your beneficiary, the following distribution rules will apply to the subsequent beneficiary named by your beneficiary: (1) if your beneficiary is an EDB or you died on or before December 31, 2019, the subsequent beneficiary must withdraw any remaining amount within ten years of your beneficiary’s death; or (2) if your beneficiary is not an EDB, the subsequent beneficiary must withdraw any remaining amount within 10 years of your death. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

Beneficiary continuation option for NQ contracts only.  This feature, also known as Inherited annuity, may only be elected when the NQ contract owner has not elected Income Edge or Income Edge Early Retirement Option and dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. In addition, this feature may be available following election of Income Edge or Income Edge Early Retirement Option if the NQ contract owner dies before the first Income Edge or Income Edge Early Retirement Option scheduled payment is made. For purposes of this discussion, “beneficiary” refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

If you are interested in electing an Income Edge payment program, please see “Income Edge Beneficiary Advantage for NQ contracts only”.

Generally, payments will be made once a year to the beneficiary over the beneficiary’s life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as “scheduled payments.” The beneficiary may choose the “5-year rule” instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

•	This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

•	The beneficiary automatically replaces the existing annuitant.

•	The contract continues with your name on it for the benefit of your beneficiary.

•

If there is more than one beneficiary, each beneficiary’s share will be separately accounted for. It will be distributed over the respective beneficiary’s own life expectancy, if scheduled payments are chosen.

•	The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

•	The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

•

If the beneficiary chooses the “5-year rule,” withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may take withdrawals, in addition to scheduled payments, at any time.

•	Any partial withdrawals must be at least $300.

•	Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary’s death.

•

Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

•	All payments are taxable to the extent there are gains remaining in the contract.

If the deceased is the owner or the older joint owner:

•	No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

•

The contract’s withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract’s free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

•

We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the 10% free withdrawal amount. See the “Withdrawal charges” in “Charges and expenses” in this Prospectus.

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse’s age, and any need for immediate income.

Income Edge Beneficiary Advantage for NQ contracts only.  The Income Edge Beneficiary Advantage payment option is a form of Income Edge payment program available under NQ contracts in the circumstances described below. We also offer a version of Income Edge Beneficiary Advantage under the Inherited NQ contract, which is a contract we offer to individual beneficiaries under nonqualified deferred annuity contracts issued by other insurance companies for the purpose of making post-death payments on the death of the holder. See “Inherited NQ beneficiary payout contract” in “Purchasing the contract”.

Under the Income Edge Beneficiary Advantage death benefit option for the Investment Edge® NQ contract (“Income Edge BA”), we take into account the cost basis in calculating and reporting income amounts for “scheduled payments” (as described below) we make to your beneficiary. A portion of each scheduled payment is a return of the cost basis in the contract and thus excludable from taxes.

The conditions for electing Income Edge BA are as follows:

•

The deceased NQ contract owner cannot have previously elected Income Edge, Income Edge Early Retirement Option, or any other annuity payout option. However, Income Edge BA may be available following election of Income Edge or Income Edge Early Retirement Option if the NQ contract owner dies before the first scheduled payment is made under Income Edge or Income Edge Early Retirement Option.

•

Income Edge BA is available only to beneficiaries who are individuals. This option is available whether or not the owner and the annuitant are the same person. For example, if an Investment Edge® NQ contract is owned by a trust and the annuitant dies, Income Edge BA is available for a beneficiary who is an individual, as the primary annuitant is treated as the owner for purposes of triggering required payments.

•

Income Edge BA is intended only for beneficiaries who plan to take payments at least annually over a period measured by their life expectancy. We call these “scheduled payments.” Scheduled payments must begin no later than one year after the death of your death (the “Required Payment Starting Date”). Beneficiaries who do not want to take scheduled payments at least annually and prefer to wait up to five years after your death to withdraw the entire amount of their death benefit should instead consider the Beneficiary continuation option for NQ contracts as discussed in this section.

•

Income Edge BA must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

•

There are no minimum age restrictions for a beneficiary’s election of Income Edge BA. A surviving spouse must be age 85 or younger under a single life contract, or 95 or younger under a joint life contract, to elect Income Edge BA.

•	The account value from the Investment Edge® NQ contract allocated to your beneficiary must be (a) at least $50,000 and (b) greater than the corresponding cost basis allocated to your beneficiary.

•

If your Investment Edge® NQ contract was issued in whole or in part from a Section 1035 exchange from another nonqualified deferred annuity contract (or life insurance policy), Income Edge BA is not available to any of your beneficiaries unless we have received all Section 1035 exchange contributions and at least some related cost basis information from the issuing insurance company or companies. If we have not received complete cost basis information at least three months prior to the Required Payment Starting Date, an Income BA election will not take effect and the contract will continue with the “Beneficiary continuation option for NQ contracts” payment option.

If there are multiple beneficiaries under an Investment Edge® NQ contract, the account value is split among the beneficiaries in accordance with your instructions, and we treat the separate shares of each beneficiary as a separate contract for the purpose of determining whether Income Edge BA is available.

We do not need to receive Income Edge BA elections from all eligible beneficiaries before we commence payments. Each eligible beneficiary can submit his/her own election. If the conditions for Income Edge BA are met, we will establish a supplementary payout contract for that beneficiary based on his/her own life expectancy. The supplementary payout contract will be issued in the beneficiary’s name with your name on it to reflect the status of the supplementary contract as a beneficiary payout contract. We will also allocate the cost basis of your Investment Edge® contract to the supplementary payout contracts in proportion to each beneficiary’s share of the account value of your Investment Edge® contract.

We may impose a charge approximating premium tax in certain states on the election of Income Edge BA.

If the conditions for electing Income Edge BA are met:

•

Payment period. We will determine a payment period at the time that scheduled payments begin. We will not use the life expectancy of more than one individual to determine the payment period. The payment period is based on your beneficiary’s age, using an IRS table for post-death payments and rounding down to the nearest whole number. Before scheduled payments start, your beneficiary may choose a shorter payment period than the one we determine, but a payment period must be at least 15 years (for beneficiaries of Investment Edge® contracts) or 10 years (for beneficiaries of Investment Edge® Select and Investment Edge® ADV contracts). However, if your beneficiary’s life expectancy period is shorter than the applicable 15- or 10-year minimum, we will use the shorter life expectancy period.

•	Your beneficiary must receive scheduled payments at least annually, but can elect to receive scheduled payments monthly or quarterly.

•

We will make the first scheduled payment no later than the Required Payment Starting Date. Your beneficiary can choose a date to start scheduled payments earlier than the Required Payment Starting Date, as long as we have all information we need to start scheduled payments on the earlier date.

•

The amount of the first scheduled payment is determined by dividing the account value as of the date payments start by the payment period as determined above. Each subsequent annual scheduled payment is determined by dividing the remaining account value as of the contract date anniversary by the initial payment period reduced by 1 for each subsequent year.

•	Payment amounts are taken on a pro rata basis from your variable investment options.

•	Your beneficiary may make transfers among the variable investment options.

•	Once scheduled payments begin, they cannot be stopped until the account value falls to zero.

•	No other form of payout or annuity benefit is available after Income Edge BA is elected.

•

Partial withdrawals. Your beneficiary may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion

•

of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply as described in “Charges and expenses”.

•	Change of ownership of the supplementary contract is not permitted after Income Edge BA is elected.

•

At the death of a beneficiary who has elected Income Edge BA, the spousal continuation and beneficiary continuation options are not available. We will continue scheduled payments to a successor beneficiary chosen by your beneficiary. The successor beneficiary has the same rights as your beneficiary to take partial withdrawals in addition to scheduled payments and to fully surrender (redeem) the contract. If there is more than one individual or entity chosen by your beneficiary to be a successor beneficiary, we will make payments in equal shares unless your beneficiary had instructed us in writing to pay one or more successor beneficiaries in a different manner.

Special Rules for NQ Contracts when Income Edge or Income Edge Early Retirement Option is in effect

For NQ contracts where Income Edge or Income Edge Early Retirement Option has been elected prior to the owner’s death, the following rules apply upon the death of the owner:

•	Any successor owner or joint annuitant named in connection with the election of Income Edge will supersede any inconsistent designated beneficiary.

•

If the owner dies after the first scheduled payment under Income Edge or Income Edge Early Retirement Option is made, scheduled payments will continue and will be made to the beneficiary on the same schedule as they would otherwise have been made.

•	The beneficiary (including a joint owner, successor owner, or joint annuitant, as applicable) may instead surrender the contract and take a lump sum payment of the account value.

•

For contracts with named or designated multiple beneficiaries, each beneficiary must choose, as to their share of the proceeds of the contract, whether to (i) continue receiving scheduled payments; or (ii) surrender the contract and take a lump sum payment. Each beneficiary will be able to claim their proportionate share of the Tax-Free Amount remaining at the time that all required paperwork for their election is received in good order.

Scheduled payments under Income Edge or Income Edge Early Retirement Option will continue to be made to the deceased owner until all required paperwork from the beneficiary is received in good order. In the case of multiple beneficiaries, scheduled payments to the deceased owner will continue and be adjusted accordingly until all required paperwork has been received in good order from each beneficiary. Until claimed by the appropriate beneficiary, contract proceeds will remain invested as they were at the time of the owner’s death, and will thus be subject to market performance during that time.

Other Benefits

Dollar cost averaging

We offer a dollar cost averaging program via scheduled transfers from the EQ/Money Market investment option to the other available investment options. The program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses. We may, at any time, exercise our right to terminate transfers to any of the investment options, to add investment options, and to limit the number of investment options which you may elect. For NQ contracts, existing dollar cost averaging programs will continue after the election of an Income Edge payment program.

You may dollar cost average from the EQ/Money Market investment option, subject to the following:

•	Initial contributions to the program must be at least $5,000 (i.e., your value in the EQ/Money Market variable investment option must be at least $5,000 when you begin the program).

•

Contributions into the program may be new contributions, or you may transfer amounts allocated to other variable investment options to initiate the program. You can make additional contributions to a program after a program has started.

•

You may choose either a 3 month, 6 month, or 12 month time period for participation in the dollar cost averaging program; however, you may only have one time period in effect at any time and once you select a time period, you may not change it and subsequent contributions or transfers into the program will not extend the duration of an existing program.

•

Currently, your account value may only be transferred from the program into the variable investment options on a monthly basis. We may offer these programs in the future with transfers on a different basis.

•	For the program, you may select different variable investment options than those in your allocation instructions on file, except that you may not do so on your initial application for the contract.

•

If the value in the EQ/Money Market variable investment option is less than or equal to the scheduled transfer amount, the entire amount in the account will be transferred and the program will terminate.

•

You can enroll in a dollar cost averaging program on your contract application or at any time after your contract has been issued. A program will become effective on the date we receive your first contribution directing us to allocate funds to the EQ/Money Market variable investment option. The date we receive your initial contribution will also be the date of the first transfer to the other variable investment options or the Segment Type Holding Account(s) if you are allocating to Segments in accordance with your allocation instructions for the program. Each subsequent transfer date for the time period selected will be one month from the date of the previous transfer. If a transfer date falls on a non-business day, the transfer will be made on the next business day. We will transfer all amounts by the end of the chosen time period for your program.

For example, assume you enroll in a 3-month dollar cost averaging program. On the date we receive your initial contribution (say, $60,000) to the program, your program becomes effective and the first transfer of $20,000 is made immediately in accordance with your program’s allocation instructions. The second transfer of $20,000 will be made one month after your first contribution and the third and final transfer of $20,000 will be made two months after your first contribution.

•

If you enroll in a dollar cost averaging program and the transfer date is the 29th, 30th or 31st day of the month, for any subsequent month in your program with less than 29, 30 or 31 days respectively, the transfer will take place on the first business day of the following month and continue on the first of every month.

•

If you request to transfer 100% out of your program, your program will terminate. A manual transfer of 100% of the amount out of the EQ/Money Market will terminate the DCA program. A partial transfer is allowed and will not terminate the DCA.

•

The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of an Income Edge payment program. However, rebalancing is not available for amounts allocated to a Segment Type Holding Account or to any Segment.

•

If you make subsequent contributions into an existing DCA account with allocation instructions that differ from those on file, we will update the current instructions for the remainder of the program and they will become the new instructions on file.

•

You may cancel your participation in the program at any time by notifying us in writing. If you terminate your program, we will allocate any remaining amounts in your program pursuant to your program allocations instructions on file.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging program. Note that participation in the dollar cost averaging program is not cancelled by your request for a one-time rebalancing of your account. The dollar cost averaging program is not available in all states. See Appendix “State contract availability and/or variations of certain features and benefits” for more information on state availability.

Rebalancing your account value

Our rebalancing program offers two options — scheduled/recurring rebalancing and one-time rebalancing — that you can use to automatically reallocate your account value among the variable investment options.

To enroll in the scheduled/recurring rebalancing program, you must notify us in writing by completing our investment option selection form, telling us:

(a)	in whole percentages only, the percentage you want invested in each investment option, and
(b)	how often you want the rebalancing to occur (quarterly, semiannually, or annually).

While your scheduled/recurring rebalancing program is in effect, we will transfer amounts among each variable investment option, so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire account value must be included in the scheduled/recurring rebalancing program. Currently, we permit rebalancing of up to 100 investment options.

Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.

You may elect or terminate the scheduled/recurring rebalancing program at any time. You may also change your allocations under the scheduled/recurring program at any time. Once enrolled in the scheduled/recurring rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our scheduled/recurring rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your scheduled/recurring program. Changes to your allocation instructions for the scheduled/recurring rebalancing program (or termination of your enrollment in the program) may be requested through Online Account Access; otherwise, they must be made in writing and sent to our processing office. The scheduled/recurring rebalancing program is available while the dollar cost averaging program is in effect, and for NQ contracts, remains available after election of an Income Edge payment program.

Income Edge Payment Program

(NQ contracts only)

An Income Edge payment program, when elected, will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes (the “Tax-Free Amount”).(1) Unlike traditional forms of annuitization, an Income Edge payment program allows for a form of annuity payout that provides continuing access to your contract’s account value by allowing you to take partial withdrawals or surrender your contract during the payout period.

We offer several Income Edge payment program versions, each of which is described in detail in this Prospectus:

•	Income Edge — the standard form of Income Edge payment program, described immediately below.

•	Income Edge Early Retirement Option — available for election by contract holders under the age of 59 ½. See “Income Edge Early Retirement Option”.

•	Income Edge Beneficiary Advantage — available for election:

—

by Investment Edge® contract beneficiaries as a death benefit option, as described in “Income Edge Beneficiary Advantage for NQ contracts only” in the “Benefits available under the contract” section; and

—	as one of two payout options under an Inherited NQ contract, as described in “Inherited NQ beneficiary payout contract” in the “Purchasing the contract” section.

When used in this Prospectus, “Income Edge Payment Program” refers generally to all forms of Income Edge payment programs, unless we indicate otherwise.

•	Income Edge

In order to elect the standard form of Income Edge, at the time of election your account value must be (i) at least $35,000 and (ii) more than your cost basis in the contract. In addition, there are certain age requirements for electing this feature, which are described below, and in some states there may be other limitations regarding election of Income Edge. Please see Appendix “State contract availability and/or variations of certain features and benefits” for more information. You also cannot elect Income Edge while you are receiving systematic withdrawals or “substantially equal withdrawals”, until the mandatory period has elapsed. See “Substantially equal withdrawals”. For contracts purchased through a Section 1035 exchange, Income Edge cannot be elected unless all expected contributions have been received; in addition, you will be responsible for ensuring that the cost basis information for all contracts being exchanged into the Investment Edge® contract has been reported to us by the original insurance companies. Finally, for contracts with a non-natural owner, Income Edge

(1)	Unlike systematic withdrawals and 72(q) exception withdrawals, these payments cannot be stopped once they begin.

may only be elected where the contract is owned by a trust or other entity as an agent or nominee for an individual.

Maximum payment period. There are two methods for determining the maximum period of time over which we will make payments under this feature: Single Election and Joint Election. Under Single Election, payments will be made over a defined period which, while not life contingent, is measured by the age of one person — the owner or, for jointly owned contracts or contracts with a non-natural owner and joint annuitants, the person selected upon election (the Applicable Individual). Under Joint Election, the defined period is measured by the age of the younger of two persons selected upon election (also the Applicable Individual) who may be, but need not be, spouses. For contracts with non-natural owners, choosing the Single Election method will result in the defined period being measured by the age of the annuitant or, in the case of joint annuitants, the age of the younger joint annuitant. At the same time that you elect Income Edge, you may add a successor owner or joint annuitant to your contract in order to choose the Joint Election method. Note that under both methods, the defined period is also used to determine the maximum period over which your cost basis in the contract will be recovered.

In order to elect the Single Election method, the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. Note that for jointly owned contracts where the Single Election method is chosen, the owner who is not chosen as the Applicable Individual need not satisfy this age requirement. In order to elect the Joint Election method, both persons who are eligible to be designated as the Applicable Individual must be at least age 59 1/2 but not older than age 85 at the time that Income Edge is elected. In order to elect the Joint Election method for contracts with either (i) an individual owner or (ii) a non-natural owner with a single annuitant, the individual added to the contract as either a successor owner or joint annuitant for purposes of electing the Joint Election method must meet the age requirements set forth above. In addition, please note that adding a successor owner or joint annuitant to the contract in connection with making the election may change your beneficiary designation. See “Your beneficiary and payment of death benefit” in “Benefits available under the contract” in this Prospectus.

If the Single Election method is chosen, the maximum period over which you will receive payments (and recover your cost basis in the contract) is determined by the following formula: Age 95 minus the age of the Applicable Individual at the time that Income Edge is elected. If the Joint Election method is chosen, that period is determined by the following formula: Age 100 minus the age of the Applicable Individual at the time that Income Edge is elected. Under either method, a shorter period than that calculated by the applicable formula can be chosen; however, for Investment Edge® Select and Investment Edge® ADV contracts, that period cannot be shorter than 10 years and for Investment Edge® contracts, that period cannot be shorter than 15 years. Please see the following table for examples of the payment period calculation.

Chosen Payment Period Method	Age of Applicable Individual at time of Election	Maximum Payment Period	Shorter Payment Period Available?
Single Election	63	32 years	Yes (at least 10 years or 15 years, depending on contract version)
Single Election	81	14 years	Yes for Investment Edge® Select and Investment Edge® ADV contracts (at least 10 years); No for Investment Edge® contracts
Joint Election	63	37 years	Yes (at least 10 or 15 years depending on contract version)
Joint Election	81	19 years	Yes (at least 10 or 15 years depending on contract version)

The amount of the payments we will make is redetermined on an annual basis, meaning that the amount of your payments may vary each year of the payment period (called an Annual Payout Period). In contrast, the amount of each payment that is considered to be the return of a portion of your cost basis in the contract is determined at the time that you elect Income Edge and does not change during the payment period.

Your Income Edge payment program becomes effective on the Income Edge Effective Date, which is the date by which we have received your election to begin Income Edge payments along with all required information, exchanges and cost basis.

You may choose to receive monthly, quarterly, or annual payments (“payment modes”) during each Annual Payout Period over the payment period. A change in your chosen payment frequency is not permitted. You may request to have your payments made on any day of the month, subject to the following restrictions:

•	you must select a date that is no more than one payment mode away from the date on which you elect Income Edge; and

•	you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the payments on the same day of the month as the day we receive your request to elect Income Edge, subject to the restrictions listed above.

For the first Annual Payout Period, the total amount of payments for that year is calculated by dividing your account value at the time that you elect Income Edge by the payment period selected.(1) For each subsequent Annual Payout Period the total amount of payments for that year is calculated by dividing your account value on the last day of the preceding Annual Payout Period by the remaining number of years in the payment period as of the first day of the current Annual Payout Period. If not sooner, your account value will always equal zero by the end of the payment period selected. Note that we reserve the right to change the manner in which Income Edge scheduled payments are calculated, but such a change will not affect any payments made pursuant to an Income Edge election that preceded the effective date of the change. Please see below for an example of the payment amount calculation.

In addition, see Appendix “Income Edge scheduled payment amount expressed as a Percentage of Account Value” for a demonstration of the payment amount calculation as a percentage of account value.

Example

Income Edge is elected on 6/15/2021 with the Single Life election method by an 80 year old contract holder whose account value is $150,000 at the time of election. The contract owner has chosen to receive quarterly payments over the maximum payment period.

Annual Payout Period Year	Account Value for Payment Calculation	Remaining number of years in Payment Period	Total Payments for Annual Payout Period
1	$150,000 (as of 6/15/21)	15	$10,000 (in quarterly payments of $2,500)
2	$155,000 (as of 6/14/22)	14	$11,071.43 (in quarterly payments of $2,767.86)
3	$140,000 (as of 6/14/23)	13	$10,769.23 (in quarterly payments of $2,692.31)
15	$12,000 (as of 6/14/35)	1 (Annual Payout Period Year 15)	$12,000 (in quarterly payments of $3,000)

Note, however, that if your account value is less than or equal to the amount of any Income Edge scheduled payment on the date that such payment is due, the entire amount of your account value will be paid and your contract will terminate. In addition, if your account value is greater than the amount of the last Income Edge scheduled

(1)	Note that during the first Annual Payout Period your monthly or quarterly payments must be at least $250.

payment on the date that such payment is due, the last Income Edge scheduled payment will be equal to your entire account value.

Income Edge scheduled payments will be taken pro rata out of all investment options. For Investment Edge® contracts, Income Edge scheduled payments are not subject to withdrawal charges and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, such payments will reduce the 10% free withdrawal amount. If your contract terminates for any reason prior to the end of Income Edge scheduled payments, no further Income Edge scheduled payments will be made.

A portion of each Income Edge scheduled payment represents a return of your cost basis in the contract, and is called the Tax-Free Amount. The Tax-Free Amount for each Annual Payout Period is calculated at the time that you elect Income Edge and does not change once it is calculated. It is calculated by dividing the remaining cost basis in the contract at the time that Income Edge is elected by the number of years in the payment period selected at the time of election. That number is then divided by the number of Income Edge scheduled payments in each Annual Payout Period to determine the Tax-Free Amount that applies to each Income Edge scheduled payment.

For example, if the remaining cost basis in the contract at the time that Income Edge is elected is $100,000, and the payment period chosen at election is 10 years, then the Tax-Free Amount for each Annual Payout Period is $10,000. And if that contract owner had selected quarterly payments, then $2,500 (1/4th of $10,000) would be the amount of each Income Edge scheduled payment that would represent a return of cost basis in the contract.

Your actual cost basis in the contract is reduced by the Tax-Free Amount upon receipt of each Income Edge scheduled payment. Income Edge is designed to deplete your entire cost basis in the contract by the end of the payment period selected. Special rules may apply if you have purchased more than one nonqualified annuity contract from the Company in the same calendar year. Please see “Tax Information” for more information.

All options selected as part of electing Income Edge (e.g., Joint Election, payment period) are final, although you may cancel your election if your request to do so is received prior to the date on which your first Income Edge scheduled payment is made.

Once Income Edge scheduled payments begin, they cannot be stopped, although the contract can be fully redeemed (surrendered) for the then-current account value net of withdrawal charges, if applicable. In addition, upon election of Income Edge the following limitations on your contract apply:

•	Additional contributions — including Section 1035 exchanges — to your contract are not permitted.

•	Contract ownership cannot be changed, and no rights under the contract may be assigned.
•	Any systematic withdrawal option or 72(q) substantially equal withdrawal option that is in effect will end.

•	You may not select any of the other annuity payout options available under your contract, and the maturity date is no longer applicable.

•	If you have elected the Joint Election payment method, the joint owner, successor owner, or joint annuitant, as applicable, supersedes all inconsistent beneficiary designations.

•	Any existing instructions that you specified regarding the manner in which the death benefit should be paid out will no longer be in effect.

•	The beneficiary continuation option, spousal continuation option, and other annuity options are not available to beneficiaries.

•	The Return of Premium death benefit, if elected, will be terminated on the Income Edge Effective Date. A pro rata charge for the Return of Premium death benefit will be deducted on that date.

In addition, we may impose a premium tax charge on contracts issued in certain states upon election of Income Edge. If such a charge is applicable, it will be taken out of your account value on the date that you elect Income Edge on a pro rata basis prior to calculating the Income Edge scheduled payment(s) due during the first Annual Payout Period.

See “Special Rules for NQ contracts when Income Edge or Income Edge Early Retirement Option is in effect” in “Benefits available under the contract” for more information on rules that apply upon the death of the owner.

Partial Withdrawals. You may make partial withdrawals (redemptions) following election of Income Edge, subject to withdrawal charges, if applicable. Note that unlike Income Edge scheduled payments, no portion of such withdrawals will represent a return of your cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge scheduled payments. In addition, the withdrawal charge schedule remains unchanged upon election of Income Edge, and any withdrawal charge waivers that were in effect at the time that Income Edge was elected will continue to be in effect in accordance with their terms. If you have an Investment Edge® ADV contract, please note that withdrawals to pay advisory fees reduce your Income Edge program payments on a pro rata basis which means your payments could be reduced by more than the amount of the withdrawal.

•	Income Edge Early Retirement Option

Income Edge Early Retirement Option (“Income Edge ERO”) is a version of Income Edge available for election by Investment Edge® NQ contract owners aged between 10 and 59½. To elect Income Edge ERO, your account value must be (i) at least $50,000 and (ii) more than your cost basis in the contract. Like the “substantially equal withdrawals”

option discussed in this section, Income Edge ERO is intended to meet the “substantially equal periodic payments” exception provided under Section 72(q) of the Internal Revenue Code that otherwise applies a 10% additional federal income tax penalty to distributions taken before age 59½. Unlike the “substantially equal withdrawals” option:

•	Income Edge ERO will pay out your entire account value via scheduled payments over a set period of time, with a portion of each payment representing a return of your cost basis in the contract.

•	Income Edge ERO scheduled payments cannot be stopped once they begin, and annuitization options under the contract are no longer available.

The features of Income Edge discussed immediately above also apply to Income Edge ERO, subject to these distinctions:

•

We will continue to make payments under Income Edge ERO even after you are age 59½ until all payments are made under the contract, unless you request to surrender (redeem) your contract. Depending both on your age and the length of time you have been receiving payments under Income Edge ERO, we may have to report such redemption as being subject to a federal tax penalty.

•	Income Edge ERO is only available for election by individual contract owners. Income Edge ERO cannot be elected under a jointly owned contract or by non-natural owners.

•

Payment period. The discussion in “Income Edge” above concerning the determination of the payment period and the choice between “Single Election” and “Joint Election” does not apply to Income Edge ERO. Rather, the period of time over which Income Edge ERO scheduled payments are made is calculated based on your life expectancy when payments begin. We determine your life expectancy by referring to an IRS table used for determining “substantially equal periodic payments” and round down to the nearest whole number. Unlike Income Edge, you cannot select a payment period that is shorter than the life expectancy period we determine.

The amount of the first scheduled payment is determined by dividing the account value as of the date payments start by your life expectancy as determined above. Each subsequent annual scheduled payment is determined by dividing the remaining account value as of the anniversary date by the initial life expectancy, reduced by 1 for each subsequent year.

•

Partial withdrawals. As with Income Edge, you have the ability to take partial withdrawals (redemptions) after you elect Income Edge ERO, subject to withdrawal charges, if applicable. However, if you take partial withdrawals or fully surrender (redeem) your contract (i) prior to age 59½ or (ii) after age 59 1/2 but prior to having received five full years of Income

Edge ERO scheduled payments, there may be adverse tax consequences. Although we believe that the Income Edge ERO payment program constitutes substantially equal periodic payments for purposes of Section 72(q) of the Code, taking a withdrawal will alter your payment pattern and we can no longer report the Income Edge ERO scheduled payment amounts as being available for the exception. See “Tax Information” for more information. If you have an Investment Edge® ADV contract, please note that withdrawals to pay advisory fees reduce your Income Edge program payments on a pro rata basis which means your payments could be reduced by more than the amount of the withdrawal.

If you are under age 59½, you should carefully consider whether to elect Income Edge ERO or instead wait until you are older than age 59½ and elect Income Edge. As discussed above, Income Edge ERO has certain limitations that do not apply to Income Edge, and even though there are no contractual restrictions on your ability to take withdrawals that are in addition to your scheduled payments, or to fully redeem your contract, adverse tax consequences may apply if you are under age 59½ and/or have not received five full years of scheduled Income Edge ERO payments.

•	Income Edge Beneficiary Advantage

The Income Edge Beneficiary Advantage (“Income Edge BA”) payment option is a form of Income Edge payment program available under NQ contracts (a) to Investment Edge® contract beneficiaries as a death benefit option; and (b) as one of two payout options for beneficiaries under an Inherited NQ contract.

Features of the version of Income Edge BA available for election by an Investment Edge® contract beneficiary include the following:

•

We will determine a payment period at the time that scheduled payments begin. The payment period is based on your beneficiary’s age, using an IRS table for post-death payments and rounding down to the nearest whole number. Before scheduled payments start, your beneficiary may choose a shorter payment period than the one we determine, but a payment period must be at least 15 years (for beneficiaries of Investment Edge® contracts) or 10 years (for beneficiaries of Investment Edge® Select and Investment Edge® ADV contracts).

•

Your beneficiary may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply.

This version of Income Edge BA is described in more detail in “Income Edge Beneficiary Advantage for NQ contracts only” in the “Benefits available under the contract” section of the Prospectus.

Features of the version of Income Edge BA available for election by beneficiaries under an Inherited NQ contract include the following:

•

We will determine a payment period at the time that scheduled payments are due to begin. The payment period is based on the Inherited NQ contract owner’s life expectancy. The Inherited NQ contract owner may select a shorter payment period, which will generally result in larger payments.

•

The Inherited NQ contract owner may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Unlike Income Edge BA scheduled payments, no portion of such withdrawals will represent a return of cost basis in the contract, and thus will not affect the Tax-Free Amount applicable to subsequent Income Edge BA scheduled payments. Withdrawal charges will apply.

This version of Income Edge BA is described in more detail in “Inherited NQ beneficiary payout contract” in the “Purchasing the contract” section of the Prospectus.

3. Principal risks of investing in the contract

The risks identified below are the principal risks of investing in the contract. The contract may be subject to additional risks other than those identified and described in this prospectus.

Risks associated with variable investment options

You take all the investment risk for amounts allocated to one or more of the subaccounts, which invest in Portfolios. If the subaccounts you select increase in value, then your account value goes up; if they decrease in value, your account value goes down. How much your account value goes up or down depends on the performance of the Portfolios in which your subaccounts invest. We do not guarantee the investment results of any Portfolio. An investment in the contract is subject to the risk of poor investment performance, and the value of your investment can vary depending on the performance of the selected Portfolio(s), each of which has its own unique risks. You should review the Portfolios before making an investment decision.

Insurance company risk

No company other than Equitable Financial Life Insurance Company has any legal responsibility to pay amounts that we owe under the contract including amounts allocated to the SIO. The general obligations and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims paying ability. You should look solely to our financial strength for our claims-paying ability.

Possible fees on access to account value

We may apply fees if you access your account value during the accumulation period or surrender your contract. For example, in addition to possible tax consequences, you may incur fees for accessing your account value such as a withdrawal charge, transfer fee, third party transfer or exchange fee, annual administrative expense, base contract expense, and/or a charge for any optional benefits.

Possible adverse tax consequences

The tax considerations associated with the contract vary and can be complicated. The applicable tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. The tax considerations discussed in this prospectus are general in nature and describe only federal income tax law (not state, local, foreign or other federal tax laws). Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. Tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted. Before making contributions to your contract or taking other action related to your contract, you should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract.

Withdrawals are generally subject to income tax, and may be subject to tax penalties if taken before age 59 1/2.

Not a short-term investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle and you should consider whether investing in the contract is consistent with the purpose for which the investment is being considered.

Risk of Loss

All investments have risks to some degree and it is possible that you could lose money by investing in the contract. An investment in the contract is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Limitations on access to cash value through withdrawals

Withdrawals may be subject to withdrawal charges, income taxes and tax penalties. The minimum partial withdrawal amount is $300. Withdrawals will reduce your account value and optional benefit base and the amount of the reduction may be greater than the dollar amount of the withdrawal.

SIO

There are unique risks regarding the SIO including an interim value adjustment for amounts withdrawn from a Segment of the SIO before Segment maturity which could result in up to a 90% loss of the Segment Investment. See the SIO prospectus for more information.

ADVISORY FEES

If you purchase an Investment Edge ADV® contract and elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

Cybersecurity risks and catastrophic events

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized use or abuse of confidential customer information. Systems failures and cyber-attacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value. Systems failures and cyber-attacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate account values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. In addition, the occurrence of any pandemic disease (like COVID-19), natural disaster, terrorist attack or any other event that results in our workforce, and/or employees of service providers and/or third party administrators, being compromised and unable or unwilling to fully perform their responsibilities, could likewise result in interruptions in our service, including our ability to issue contracts and process contract transactions. Even if our workforce and employees of our service providers and/or third party administrators were able to work remotely, those remote work arrangements could result in our business operations being less efficient than under normal circumstances and lead to delays in our issuing contracts and processing of other contract-related transactions. Cybersecurity risks and catastrophic events may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks, information security breaches or other catastrophic events in the future, we take reasonable steps to mitigate these risks and secure our systems and business operations from such failures, attacks and events.

COVID-19

The outbreak of the novel coronavirus known as COVID-19 was declared a pandemic by the World Health Organization in March 2020. Equity and financial markets have experienced increased volatility and negative returns, and interest rates have declined due to the COVID-19 pandemic and other market factors. Such events can adversely impact us and our operations. Management believes the Company is taking appropriate actions to mitigate the negative impact to our business and operations. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated or predicted at this time as these events are still developing.

Moreover, these market conditions have impacted the performance of the funds underlying the variable investment options. If these market conditions continue, and depending on your individual circumstances (e.g., your selected investment options and the timing of any contributions, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the contract. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen, however. You should consult with a financial professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the contract, such as purchasing the contract or making contributions, transfers, or withdrawals, based on your individual circumstances.

4. Determining your contract’s value

Your account value and cash value

Your “account value” is the total of the values you have in the variable investment options, Segments in the SIO and Segment Type Holding Accounts in the SIO. For more information about the account value in the SIO, please see the SIO Prospectus.

Your contract also has a “cash value.” At any time before annuity payments begin, your contract’s cash value is equal to the account value plus any accrued but unpaid Breakpoint credit amount, less: (i) as applicable, the total amount or a pro rata portion of the Contract Maintenance Fee (if applicable) and any Return of Premium death benefit charge; and (ii) any applicable withdrawal charges. Please see “Surrendering your contract to receive its cash value” in “Accessing your money”.

Your contract’s value in the variable investment options

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by “units.” The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio’s shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)	operations expenses;

(ii)	administrative expenses;

(iii)	distribution charges; and

(iv)	the fund facilitation fee (if any).

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day’s value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)	increased to reflect additional contributions;

(ii)	decreased to reflect a withdrawal (plus withdrawal charges if applicable); or

(iii)	increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

Your units are also reduced when we deduct the Contract Maintenance Fee (if applicable) and any Return of Premium death benefit charge. A description of how unit values are calculated is found in the SAI.

Insufficient account value

Your account value will fall to zero and your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals (including withdrawals for the payment of fees and charges under the contract) and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefit including the Return of Premium death benefit, if elected.

5. Transferring your money among investment options

Transferring your account value

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

•

We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses”.

•

We reserve the right to restrict transfers into and among investment options, including limitations on the number, frequency, or dollar amount of transfers. We may, at any time, change our transfer rules. We may also, at any time, exercise our right to terminate transfers to any of the investment options, to add investment options, and to limit the number of investment options which you may elect.

•	Our current transfer restrictions are set forth in the “Disruptive transfer activity” section.

•	There are additional transfer restrictions for account value in the SIO. Please see the SIO Prospectus for more information.

Some states may have additional transfer restrictions. Please see Appendix “State contract availability and/or variations of certain features and benefits”.

We will confirm all transfers in writing or, if you are enrolled in electronic delivery, electronically.

Please see “Allocating your contributions” in “Purchasing the contract” for more information about your role in managing your allocations.

Disruptive transfer activity

You should note that the contract is not designed for professional “market timing” organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer’s investment.

This can happen when it is not advantageous to sell any securities, so the portfolio’s performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are a part of the affiliated Trust, as well as investment options with underlying Portfolios of outside trusts with which the Company has entered into participation agreements (the “unaffiliated trusts“ and, collectively with the affiliated Trust, the “trusts”). The affiliated Trust has adopted policies and procedures regarding disruptive transfer activity. It discourages frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. It aggregates inflows and outflows for each portfolio on a daily basis. On any day when a portfolio’s net inflows or outflows exceed an established monitoring threshold, the affiliated Trust obtains from us contract owner trading activity. The affiliated Trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

6. Accessing your money

Withdrawing your account value

You have several ways to withdraw your account value before annuity payments begin. Withdrawals will be deducted pro rata from the applicable investment options (excluding amounts in the dollar cost averaging program (if any), from which withdrawals are deducted only if there is insufficient value in all other variable investment options) unless you instruct us otherwise (except scheduled payments from an Income Edge payment program, which are always deducted pro rata). The table below shows the methods available under each type of contract.

Withdrawals reduce your account value and may be subject to withdrawal charges and have tax consequences, including possible tax penalties. Please see “Effect of withdrawals on your Return of Premium death benefit” for more information on how withdrawals could significantly reduce or terminate your Return of Premium death benefit.

Method of withdrawal and Income Edge availability

Contract	Partial	Syste- matic	Pre-age 591 /2 sub- stantially equal	Lifetime required minimum distribu- tion	Income Edge Payment Program
NQ	Yes	Yes	Yes	No	Yes(3)
Traditional IRA	Yes	Yes	Yes	Yes	No
Roth IRA	Yes	Yes	Yes	No	No
SEP IRA	Yes	Yes	Yes	Yes	No
QP(2)	Yes	No	No	No	No
Inherited IRA	Yes	No	No	(1)	No
Inherited NQ	Yes	No	No	No	Yes(4)
(1)	The contract pays out post-death required minimum distributions. See “Inherited IRA beneficiary continuation contract” in “Purchasing the contract”.
(2)	All payments are made to the plan trust as owner of the contract. See Appendix “Purchase considerations for QP contracts”.
(3)	Includes Income Edge Early Retirement Option and (for your beneficiary) Income Edge Beneficiary Advantage.
(4)	Income Edge Beneficiary Advantage is available if the conditions for its election are satisfied.

There are different policies, restrictions and adjustments regarding withdrawals from Segments of the SIO. See the SIO prospectus for more information.

All requests for withdrawals must be made on a specific form that we provide. Please see “How to reach us” under “The Company” for more information.

Partial withdrawals

(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

For Investment Edge® contracts, partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount. For more information, see “10% free withdrawal amount” in “Charges and expenses.

Any partial withdrawal request will terminate the systematic withdrawal option.

For NQ and Inherited NQ contracts, special rules apply to partial withdrawals (also referred to as redemptions) following election of any version of Income Edge. Please see “Income Edge Payment Program” and “Inherited NQ beneficiary payment contract” in “Purchasing the contract” for more information.

If you have authorized your advisor to take withdrawals of advisory fees from your Investment Edge® ADV contract, your advisor can elect to withdraw their advisory fees from your contract at any time. You can terminate this authorization at any time. A withdrawal to pay advisory fees, like all withdrawals, will reduce your account value, death benefit and payments under the Income Edge program and may be a taxable event. For the tax consequences of withdrawals, see “Tax information”.

Systematic withdrawals

(All contracts except QP, Inherited IRA, and Inherited NQ)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

If your contract is subject to withdrawal charges, you may take systematic withdrawals of a fixed dollar amount or percentage of account value on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value on the date of the withdrawal: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If your contract is subject to withdrawal charges and any applicable withdrawal charges on your contract have expired, you may elect a systematic withdrawal option in excess of your percentages of your account value as of the beginning of the contract year, as described in the preceding paragraph, up to 100% of your account value. However, if you elect a systematic withdrawal option in excess of these limits, and make a subsequent contribution to your contract, the systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph. For Investment Edge® Select and Investment Edge® ADV contracts, you may not elect a systematic withdrawal option in excess of 10% of your account value annually.

If you elect our systematic withdrawal program, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract date anniversary; and

•	you cannot select the 29th, 30th or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the program, subject to the same restrictions listed above. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time however:

•	for NQ contracts, you may not elect to take systematic withdrawals once you have elected an Income Edge payment program.

You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time. In addition, for NQ contracts, the option is automatically canceled upon election of an Income Edge Payment Program.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option. In addition, you may not take systematic withdrawals if you are taking substantially equal withdrawals as described below. For IRA contracts, if a required minimum distribution withdrawal is made while the systematic withdrawal option is in effect, the option will be terminated.

For Investment Edge® contracts, systematic withdrawals are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while systematic withdrawals are being taken will be subject to withdrawal charges to the extent they exceed the 10% free withdrawal amount.

Substantially equal withdrawals

(All contracts except QP, Inherited IRA, and Inherited NQ)

We offer our “substantially equal withdrawals option” to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59 1/2. For traditional IRA, Roth IRA and SEP IRA contracts, substantially equal withdrawals are also referred to as “72(t) exception withdrawals”. For NQ contracts, substantially equal withdrawals are also referred to as “72(q) exception withdrawals.” See “Tax information”. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not (i) stop them; (ii) change the pattern of your withdrawals for example, by taking an additional partial withdrawal; or (iii) contribute any more to the contract until after the later of age 59 1/2 or five full years after the first withdrawal. If you stop or alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.

You may elect to take substantially equal withdrawals at any time before you reach age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month or within 28 days of the date on which your contract was issued. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select, and will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; (iii) you contribute any more to the contract or; (iv) for NQ contracts, you elect an Income Edge payment program after the mandatory period (which is after five years from the first 72(q) exception withdrawal and you have reached age 59 1/2).

Unless you are eligible to and have elected an Income Edge payment program, you may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while substantially equal withdrawals are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount, and will also terminate the substantially equal withdrawals option.

Income Edge Early Retirement Option.  Under certain NQ contracts, prior to age 59 1/2 you may be able to elect a version of Income Edge that we call Income Edge Early Retirement Option, which is a variable annuity payout option also intended to qualify for the exception under Section 72(q) of the Internal Revenue Code. Unlike the 72(q) exception withdrawals discussed immediately above, Income Edge Early Retirement Option cannot be stopped and restarted at a later time. See “Income Edge Early Retirement Option” for more information.

Lifetime required minimum distribution withdrawals

(Traditional IRA and SEP IRA contracts only — See “Tax information”)

We offer our “automatic required minimum distribution (RMD) service” to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation.

You may elect this service in the year in which lifetime minimum distributions must start or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually and will be taken pro rata from all investment options.

This service is not available under QP contracts.

Under legislation enacted at the end of 2019:

•	If your birthdate is June 30, 1949 or earlier, you may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach age 70 1/2, or in any later year.

•	If your birthdate is July 1, 1949 or later, you may elect our “automatic required minimum distribution (RMD) service” in the year in which you reach age 72, or in any later year.

See the discussion of lifetime required minimum distributions under “Tax Information”.

Therefore, if you are making a rollover or transfer contribution to the contract after age 72 (or age 70 1/2 if applicable), you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 72 (or age 70 1/2 if applicable) if you have not begun your annuity payments before that time.

If you elect our RMD service, you may request to have your withdrawals made on any day of the month, subject to the following restrictions:

•	you must select a date that is more than three calendar days prior to your contract anniversary; and

•	you cannot select the 29th, 30th, or 31st.

If you do not select a date, we will make the withdrawals the same day of the month as the day we receive your request to elect the service, subject to the restrictions listed above. You must wait at least 28 days after your contract is issued before your RMD service withdrawals can begin. You must elect a date that is more than three calendar days prior to your contract anniversary.

For Investment Edge® contracts, we do not impose a withdrawal charge on RMD payments taken through our automatic RMD service, and they will not reduce the contribution amounts in the contract that are subject to withdrawal charges. However, partial withdrawals taken while RMD payments are being taken will be subject to withdrawal charges to the extent that they exceed the 10% free withdrawal amount.

If you elect systematic withdrawals AND our automatic RMD service, any RMD payment made while the systematic withdrawal program is in effect will terminate the systematic withdrawal program.

How withdrawals are taken from your account value

We will subtract your withdrawals on a pro rata basis from your account value in the variable investment options. We treat scheduled payments under any form of Income Edge payment program in the same manner. If there is insufficient value or no value in the variable investment options, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the dollar cost averaging program (if any). A partial withdrawal (or, if applicable, an Income Edge payment program scheduled payment) from amounts in the dollar cost averaging program (if any) will not terminate the dollar cost averaging program. If there is insufficient value or no value in the dollar cost averaging program, any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn from amounts in the Segment Type Holding Account(s) (if any). If there is insufficient value or no value in the Segment Type Holding Account(s), any additional amount of the withdrawal (or, if applicable, Income Edge scheduled payment) required or the total amount as applicable will be withdrawn pro rata from amounts in the Segments.

If you direct us to subtract an automated withdrawal (systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals) from specific variable investment option(s), and the value in the selected investment option(s) drops below the requested withdrawal amount, the requested amount will be taken on a pro rata basis from all other investment options, including the Structured Investment Option, according to the above hierarchy on the business day after the withdrawal was scheduled to occur. Assuming there is still no value in the specific variable investment options, all subsequent automated withdrawals will be processed according to the above hierarchy.

For non-automated lump sum withdrawals (i.e., partial withdrawals), if you direct us to subtract such a withdrawal from specific investment option(s) and the value in the selected investment option(s) is less than the requested withdrawal amount, the request will not be processed and we will ask you to amend the request before it can be processed. You cannot take withdrawals pro rata from specified investment options.

Effect of withdrawals on your Return of Premium death benefit

(not applicable if you have elected an Income Edge payment program)

If you elected the Return of Premium death benefit, all withdrawals from your contract, whether partial withdrawals (including withdrawals to pay advisory fees), systematic withdrawals, substantially equal withdrawals, or lifetime required minimum distribution withdrawals, will reduce your Return of Premium death benefit on a pro rata basis. See ”Pro rata treatment of withdrawals” under “Return of Premium death benefit” in “Benefits available under the contract” for more information.

Withdrawals treated as surrenders

(not applicable to scheduled payments under any form of Income Edge)

If you request to withdraw more than 90% of a contract’s current cash value, or if your account value is reduced to zero as a result of a withdrawal, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if you make a withdrawal that would result in a cash value of less than $500. See “Surrendering your contract to receive its cash value”. For the tax consequences of withdrawals, see “Tax information”.

Surrendering your contract to receive its cash value

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. You may also surrender your contract while an Income Edge payment program is in effect.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See “Your annuity payout options”. For the tax consequences of surrenders, see “Tax information”.

There are different policies, restrictions and adjustments regarding withdrawals from Segments of the SIO. See the SIO prospectus for more information.

When to expect payments

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)	the NYSE is closed or restricts trading,

(2)	the SEC determines that an emergency exists as a result of which sales of securities or determination of the fair value of a variable investment option’s assets is not reasonably practicable, or

(3)	the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made to a bank account designated by you or by check which will be mailed to you (or the payee named in a tax-free exchange) by U.S. mail, if you request that we do so subject to any charges. We can also send any payment to you by using an express delivery or wire transfer service (subject to applicable charges; see “Charges and Expenses”).

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	disbursements, including but not limited to partial withdrawals, surrenders, transfers and exchanges, over $250,000;

•	any disbursement requested within 30 days of an address change;

•

any disbursement when we do not have an originating or guaranteed signature on file or where we question a signature or perceive any inconsistency between the signature on file and the signature on the request; and

•	any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at the number listed in this prospectus.

You can obtain a Medallion Signature Guarantee from more than 7,000 financial institutions that participate in a Medallion Signature Guarantee program. The best source of a Medallion Signature Guarantee is a bank, brokerage firm or credit union with which you do business. A notary public cannot provide a Medallion Signature Guarantee. Notarization will not substitute for a Medallion Signature Guarantee.

Your annuity payout options

(Not applicable when any version of Income Edge has been elected, or to Inherited IRA or Inherited NQ contracts)

The following description assumes annuitization of your entire contract. For partial annuitization, see “Partial annuitization”. For NQ contracts, see “Income Edge Payment Program” for details regarding the Income Edge payment program.

Deferred annuity contracts such as Investment Edge® provide for conversion to annuity payout status at or before the contract’s “maturity date”. This is called “annuitization”. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and will be converted to a supplementary contract for the periodic payments (“payout option”). The supplementary contract does not have an account value or cash value.

You may choose to annuitize your contract at any time after 13 months after the contract issue date. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations. The contract’s maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option which is a life annuity with a period certain. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

In general, your periodic payment amount upon annuitization is determined by the account value or cash value of your Investment Edge® contract at the time of annuitization, the form of the annuity payout option you elect and the annuity purchase rate to which that value is applied, as described below. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with 60 days advance written notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. For example, assume the contract owner is a 70-year old male and contributes $100,000. Seven years later we announce a change in the guaranteed annuity purchase rate. After this change, the contract owner contributes $45,000. At age 85, the contract owner elects to annuitize the contract. At this time the annuity account value is $260,000, of which $200,000 is attributable to the initial contribution and $60,000 is attributable to the subsequent contribution. Assume the guaranteed annuity purchase rate at the time the contract was issued was 5.63 per $1,000. After the change, the guaranteed annuity purchase rate is 4.79 per $1,000. The guaranteed monthly payment when the contract is annuitized would be $1,413.40 (=200,000 x 5.63 / 1,000 + 60,000 x 4.79 / 1,000).

In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

You can currently choose from among the payout annuity options listed below. Restrictions may apply, depending on the type of contract you own or the owner’s and annuitant’s ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time.

Fixed annuity payout options	• Life annuity • Life annuity with period certain • Life annuity with refund certain

•

Life annuity:  An annuity that guarantees payments for the rest of the annuitant’s life. Payments end with the last monthly payment before the annuitant’s death. Because there is no continuation of benefits following the annuitant’s death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living. It is possible that the Life annuity option could result in only one payment if the annuitant dies immediately after the first payment.

•

Life annuity with period certain:  An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the end of a selected period of time (“period certain”), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant’s life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant’s age and will not exceed 10 years.

•

Life annuity with refund certain:  An annuity that guarantees payments for the rest of the annuitant’s life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant’s life, and after the annuitant’s death, payments continue to the survivor. We may offer other payout options not outlined here, including non-life contingent annuities. Your financial professional can provide you with details.

We guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

The amount applied to purchase an annuity payout option

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Investment Edge® series contract.

We use the account value if you select a life annuity, life annuity with period certain or life annuity with refund certain. If we are offering non-life contingent forms of annuities, we use the cash value if you select one of these payout options as any applicable withdrawal charge will apply.

Partial annuitization.  Partial annuitization of nonqualified deferred annuity contracts, as described in “Partial Annuitization” in “Tax Information”, is permitted under certain circumstances. You may choose from the life-contingent annuity payout options described here. We currently do not offer a period certain option for partial annuitization. We require you to elect partial annuitization on the form we specify. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Partial annuitization is available until your annuity maturity date. See “How withdrawals are taken from your account value”.

For NQ contracts, any partial annuitization must take place prior to election of the Income Edge payment program. In that case, only the cost basis for the portion of the contract that has not been annuitized will be available under the Income Edge payment program. See “Income Edge Payment Program”.

Selecting an annuity payout option

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it must be at least thirteen months from your contract date. Please see Appendix “State contract availability and/or variations of certain features and benefits” for information on state variations. You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

You will not be able to make withdrawals or change annuity payout options once your contract is annuitized.

Annuity maturity date

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law even if you name a new annuitant. For contracts with joint annuitants, the maturity age is based on the older annuitant. The maturity date is generally the contract date anniversary that follows the annuitant’s 95th birthday. We will send a notice with the contract statement one year prior to the maturity date. If you do not respond to the notice within the 30 days following the maturity date, your contract will be annuitized automatically. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. The default payout option is the Life annuity with period certain not to exceed 10 years.

Any death benefit you had under your contract will no longer be in effect. You will not be permitted to make any additional withdrawals.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations that may apply in your state.

7. Charges and expenses

Charges that the Company deducts

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

•	An operations charge

•	An administrative charge

•	A distribution charge

The sum of the annual rate of the operations, administrative and distribution charges is also referred to as the Contract Fee. While we do not deduct the Contract Fee from the Segment Type Holding Accounts, we do deduct it from each Segment of the SIO as part of the Segment Rate of Return. The charge is equal to an annual rate of 1.00%, 1.25% or 0.25% (depending on which series you purchase) in each Segment for the Segment Duration and is deducted when calculating the Segment Rate of Return on the Segment Maturity Date. A pro rata portion of this charge is deducted as part of the Segment Interim Value calculation if a partial withdrawal or transfer is taken from a Segment on a date other than the Segment Maturity Date or if the contract is surrendered, annuitized or a death benefit paid on a date other than the Segment Maturity Date. The Segment Investment is also reduced. See the SIO Prospectus for more information regarding the Contract Fee. We apply the Segment Interim Value adjustment for transfers and withdrawals from a Segment before the Segment Maturity Date.

We may also deduct the following charges from your account value. If we deduct these charges from your variable investment options we reduce the number of units credited to your contract:

•	On each contract date anniversary (or, for NQ contracts where an Income Edge payment program has been elected, the Income Edge Anniversary Date) — the Contract Maintenance Fee, if applicable.

•	At the time you make certain withdrawals or surrender your contract — a withdrawal charge (if applicable).

•

At the time annuity payments are to begin including, for NQ contracts, Income Edge payment program scheduled payments — charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

•	At the time you request a transfer in excess of 12 transfers in a contract year — a transfer charge (currently, there is no charge).

•	Charge for third-party transfer or exchange.

•	Special services charges (if applicable).

•	Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement charge (if applicable).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

Separate account annual expenses

Operations charge.  We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks. Below is the daily charge shown as an annual rate of the net assets in each variable investment option for each contract in the Investment Edge® series:

Investment Edge®:	0.60%

Investment Edge® Select:	0.75%

Investment Edge® ADV:	0.15%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

Administrative charge.  We deduct a daily charge from the net assets in each variable investment option. The charge,

together with the Contract Maintenance Fee described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Investment Edge®:	0.30%

Investment Edge® Select:	0.30%

Investment Edge® ADV:	0.10%

Distribution charge.  We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

Investment Edge®:	0.10%

Investment Edge® Select:	0.20%

Investment Edge® ADV:	0.00%

Annual fund facilitation fee.  We may deduct a fund facilitation fee in order to make certain variable investment options available under the contract. The fee applies to variable investment options that do not provide us with the amount of revenue we require in order for us to meet our expenses and revenue targets.

The fee is based on the net assets in each variable investment option for which we specify that the fee applies. It is expressed as an annual percentage rate and is deducted daily from the unit value of the applicable variable investment option.

If the contract is surrendered or annuitized (not including election of an Income Edge payment program) or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. If your account value is insufficient to pay this charge, your contract will terminate without value.

Currently, we do not charge this fee for any variable investment option that we offer.

Account value charges

Contract Maintenance Fee.  We will deduct a $50 dollar charge on any contract date anniversary on which your account value is less than $50,000. This charge will no longer apply to NQ contracts following Income Edge election, even if your account value falls below $50,000. This charge is intended to compensate us for the cost of providing administrative services in connection with your contract.

We will deduct this charge from your value in the variable investment options on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge (as applicable) from amounts in the dollar cost averaging program (if any). If there is insufficient value or no value in the dollar cost averaging program to deduct the contract maintenance fee, then any remaining portion of the fee or the total fee will be deducted from the Segment Type Holding Accounts, and if there is insufficient value or no value in the holding accounts, any remaining portion of the fee will be deducted pro rata from the Segments.

If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value.

Transfer charge

Currently, we do not charge for transfers among investment options under the contract. In addition we reserve the right, at any time but always with prior notice, to charge for any transfers in excess of 12 per contract year (or, for NQ contracts where an Income Edge payment program has been elected, per Annual Payout Period).

In the event that such a charge is imposed, it will be subject to the following:

•	We reserve the right to waive such charge for transfers requested electronically.

•	The charge will never exceed $35 and will be assessed at the time that the transfer is processed.

•	For the purposes of this charge, all transfers made on the same business day as to a particular contract will be considered one transfer.

•	Any transfer charge will be deducted from the investment option(s) from which the transfer was made.

•	No charge will be imposed for transfers made in connection with the dollar cost averaging program.

Special services charges

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

Wire transfer charge.  We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

Express mail charge.  We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

Duplicate contract charge.  We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to us, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

Check preparation charge.  The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. Currently, we do not charge for check preparation, however, we reserve the right to impose a charge, which would be deducted from the amount you request following imposition of such a charge. We reserve the right to charge a maximum of $85.

Charge for third-party transfer or exchange

Currently, we are waiving the $65 charge for each third-party transfer or exchange; this waiver may be discontinued at any time, with or without notice. Absent this waiver, we deduct a charge for direct rollovers or direct transfers of amounts from your contract to a third party, such as in the case of a trustee-to-trustee transfer for an IRA contract, or if you request that your contract be exchanged for a contract issued by another insurance company. This charge will be deducted from the amount you request. We reserve the right to increase this charge to a maximum of $125. Please see Appendix “State contract availability and/or variations of certain features and benefits” for variations in your state.

Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement charge.  Currently, we do not charge for providing a duplicate copy of your Annual or Quarterly Statement of Account or Annual Payout Statement. However, we reserve the right to impose such a charge, regardless of whether you are enrolled in electronic delivery or whether the request is for an electronic or hard copy duplicate of the applicable document. Any such charge would be deducted from your account value in the variable investment options at the time of the request on a pro rata basis.

Withdrawal charge

(for Investment Edge® contracts only)

A withdrawal charge applies in three circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, (2) if you surrender your contract to receive its cash value or (3) if you annuitize your contract and elect a non-life contingent annuity option. For more information about the withdrawal charge if you select an annuity payout option, see “Your annuity payout options — The amount applied to purchase an annuity payout option” in “Accessing your money”.

The withdrawal charge equals a percentage of the contributions withdrawn even if the account value is less than total net contributions.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

Withdrawal charge as a % of contribution for each year following the contribution
	1	2	3	4	5	6+

Investment Edge®	6%	6%	5%	4%	3%	0%	(1)
(1)	Charge does not apply in the 6th and subsequent years following contribution.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as “year 1,” and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn that are not subject to the withdrawal charge are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See “Tax information”.

Please see Appendix “State contract availability and/or variations of certain features and benefits” for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

We offer two versions of the contract that do not include a withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount.  Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. For NQ contracts, following election of an Income Edge payment program, the amount is determined using your account value at the beginning of each Annual Payout Period. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

Substantially equal withdrawals. For Investment Edge® contracts, substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge. See “Substantially equal withdrawals” in “Accessing your money” for more information.

Income Edge. Payments made under any form of Income Edge payment program that we offer are not subject to withdrawal charges.

Disability, terminal illness, or confinement to nursing home.  There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you(1) meet

(1)

When used in this section, “you” means (a) for single owner contracts, the owner; (b) for jointly owned contracts, the older owner; (c) for contracts with non-natural owner(s) and a single annuitant, the Annuitant; and (d) for contracts with non-natural owner(s) and joint annuitants, the older annuitant.

certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)

We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following “activities of daily living”:

—	“Bathing” means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

—

“Continence” means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

—	“Dressing” means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

—	“Eating” means feeding oneself by food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.

—	“Toileting” means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

—	“Transferring” means moving into or out of a bed, chair or wheelchair.

(ii)	We receive proof satisfactory to us (including certification by a licensed physician) that an owner’s (or older joint owner’s, if applicable) life expectancy is six months or less; or

(iii)

An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

—	its main function is to provide skilled, intermediate, or custodial nursing care;

—	it provides continuous room and board to three or more persons;

—	it is supervised by a registered nurse or licensed practical nurse;

—	it keeps daily medical records of each patient;

—	it controls and records all medications dispensed; and

—	its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

Charges for state premium and other applicable taxes

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. For NQ contracts, we also deduct this charge from your account value as of the date that you elect an Income Edge payment program. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

Please call our processing office for more information.

Fee-based expenses (Investment Edge® ADV contracts only)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract. Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Investment Edge® ADV contract to pay those expenses will be treated like any other withdrawal.

Return of Premium death benefit charge

If you elect the Return of Premium death benefit, we will deduct a charge annually from each of your investment options on each contract date anniversary for which it is in effect. The charge is currently equal to 0.30% of the Return of Premium benefit base as of the day the charge is deducted. The maximum charge is 0.50%. For example, if the Return of Premium benefit base is $100,000 on the contract date anniversary, $300 ($100,000 * 0.30%) will be deducted from the account value. See “Return of Premium death benefit” in “Contract benefits and features” for more information about this benefit base. If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and becomes effective, a death benefit is paid, or the Return of Premium death benefit is otherwise terminated, we will deduct a pro rata portion of the charge from your account value calculated from the beginning of the contract year to the date of termination, death or annuitization. The Return of Premium death benefit charge is to compensate us for providing a death benefit at least equal to adjusted contributions.

This fee is deducted from the account value in the variable investment options on a pro rata basis on the contract date anniversary. If there is insufficient value or no value in the variable investment options, any remaining portion of the charge or the total charge will be deducted from amounts in the dollar cost averaging program. If there is insufficient value or no value in the dollar cost averaging program to deduct the charge, then any remaining portion of the charge or the total charge will be deducted from the Segment Type Holding Accounts, and if there is insufficient value or no value in the holding accounts, any remaining portion of the charge will be deducted pro rata from the Segments.

We reserve the right to increase (up to the maximum charge) or decrease the fees for the Return of Premium death benefit at any time beginning in the 3rd contract year. While any new fee will not generally be deducted until the next contract date anniversary, it will be effective from the beginning of the contract year in which the fee change occurred. You have a right to terminate the Return of Premium death benefit upon notification of a fee increase. Once terminated, the Return of Premium death benefit cannot be re-elected. You may only terminate the Return of Premium death benefit from the fee change notification date to the business day before the fee change effective date. We will provide you a minimum of 30 days notice before a fee change will apply. The fee change notification date is the date the fee increase is declared and notification is sent to the contract owners. The fee change effective date is the date on which the new fee becomes effective and the new fee will be charged on a contract on the contract date anniversary that falls on or after this date. We may notify owners of a change in the fee during the first two contract years, but such change will not be effective any earlier than the first business day following the second contract date anniversary.

Please note that because the Return of Premium death benefit charge is based on the Return of Premium death benefit base rather than current account value, there is a risk that the deduction of this charge could cause the contract to terminate, particularly if the account value is low in comparison to the Return of Premium death benefit base.

Charges that the Trusts deduct

The Trusts deduct charges for the following types of fees and expenses:

•	Management fees.

•	12b-1 fees.

•	Operating expenses, such as trustees’ fees, independent public accounting firms’ fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

•	Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated portfolios (collectively, the “underlying Portfolios”). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

Other distribution arrangements

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

8. Tax information

Overview

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Investment Edge® series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ (including for this purpose Inherited NQ), traditional IRA, Roth IRA (including for this purpose both types of Inherited IRA), or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service (“IRS”) interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider further proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person’s contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (“ERISA”). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CARES Act

Congress enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020. The CARES Act permitted penalty-free withdrawals during 2020 from such plans and contracts by individuals affected by coronavirus or the economic aftermath. An individual would be able to repay the amount of the distribution to the plan or contract within a 3-year period. Please consult your tax adviser about your individual circumstances.

Contracts that fund a retirement arrangement

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements (“IRAs”): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code (“QP contracts”). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity’s features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect. See Appendix “Purchase considerations for QP contracts” at the end of this Prospectus for a discussion of QP contracts.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional contract benefits may include, but are not limited to, guaranteed death benefits. Currently we believe that these provisions would not apply an Investment Edge® contract because of the type of benefits provided under the contract.

Transfers among investment options

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

Taxation of nonqualified annuities

Contributions

You may not deduct the amount of your contributions to a nonqualified annuity contract.

Contract earnings

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

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if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

•	if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

•	if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

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if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a typical grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that the Company and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

Annuity payments

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See “Partial annuitization”.

Annuitization under an Investment Edge® series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Except as provided in “Income Edge” (including for this purpose “Income Edge Early Retirement Option” and “Income Edge Beneficiary Advantage”), we do not currently offer a period certain option without life contingencies. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Annuitization payments that are based on life or life expectancy are considered annuity payments for income tax purposes.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free portion in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to an annuity payout option we may offer at the time under the contract. If no affirmative choice is made, we will apply any remaining annuity value to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

Partial annuitization

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date. We do not currently offer a period certain option without life contingencies for partial annuitizations.

Withdrawals made before annuity payments begin

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract’s value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued, you may have taxable income even though you receive no payments under the contract. The Company will report any income attributable to a collateral assignment on Form 1099-R. Also, if the Company makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

Income Edge payment program

The Income Edge payment program is a form of variable annuity payout discussed previously in “Income Edge Payment

Program” in the “Accessing your money” section of the Prospectus. An Income Edge payment program is intended to annuitize amounts over a specified period of time. Unlike traditional forms of annuitization, an Income Edge payment program allows for a mode of annuitization that provides continuing access to the contract’s account balance.

Income Edge. Under the standard form of Income Edge payment program, the payment period is generally determined at the time that Income Edge is elected based on your (and a joint annuitant’s, if applicable) age. The account value is then divided by the Annual Payout Periods remaining in the payment period to compute that Annual Payout Period’s payout amount. All amounts in the contract are fully distributed under Income Edge by the end of the payment period, if not sooner. You are permitted to select a shorter payment period.

Federal tax law requires that once pay-outs have begun:

•	the Tax-Free Amount will be a fixed dollar amount that will not change from year to year (it will be determined at the time of election) and will be reported on IRS form 1099-R each year;

•	no further contributions are permitted;

•	once the pay-out starts, it cannot be stopped (except upon surrender or redemption of the contract, if permitted); and

•	Section 1035 exchanges are not available (inbound or outbound).

We believe that the Income Edge variable annuity payout feature complies with current Federal tax law requirements.

Income Edge Early Retirement Option.  The payment period for Income Edge Early Retirement Option (“Income Edge ERO”) is determined based on your age at the time that Income Edge ERO is elected, with reference to an IRS table and rounding down to the nearest whole number. Also, you are not permitted to select a shorter payment period or use more than one individual’s life expectancy to determine the payment period. We believe, based on our review and interpretation of applicable federal tax law, that the Income Edge ERO payout methodology constitutes a series of “substantially equal periodic payments” within the applicable requirements of Section 72(q) of the Code and therefore complies with current federal tax law requirements applicable to variable annuity payouts.

Income Edge Beneficiary Advantage.  Whether your beneficiary elects Income Edge Beneficiary Advantage (“Income Edge BA”) as a death benefit option under Investment Edge®, as described in the “Benefits available under the contract” section of the Prospectus, or you elect Income Edge BA under an Inherited NQ beneficiary payment contract, as described in the “Purchasing the contract” section of the Prospectus, the Income Edge BA payment period is determined at the time that required payments after the death of the contract holder begin. The payment period is based on the recipient’s age at the time that Income Edge

BA payments begin, using an IRS table for post-death payments and rounding down to the nearest whole number. The recipient may select a shorter payment period, but is not permitted to use more than one individual’s life expectancy to determine payment period. We believe, based on our review and interpretation of applicable federal tax law, that the Income Edge BA payout methodology constitutes a series of “substantially equal periodic payments” over a “period not extending beyond the life expectancy” of a beneficiary within the applicable requirements of 72(s) of the Code and therefore complies with current federal tax law requirements applicable to post-death payouts from variable annuity contracts.

Unrecovered Tax-Free Amount in a given year.  We report Tax-Free Amount on IRS Form 1099-R each year. If the scheduled payment amount in any year is less than the Tax-Free Amount this results in unrecovered Tax-Free Amount or a “loss in basis” for that year. The unrecovered Tax-Free Amount may be used later by making an election on a personal income tax return; however, the Tax-Free Amount reported by us in following years will not change. IRS Publication 939 (General Rule for Pensions and Annuities) provides an explanation and example of how to elect to re-compute your tax-free annuity amounts.

We will notify you of any unrecovered cost basis in loss years (and every year thereafter) so you can take appropriate action in consultation with an independent tax advisor on your tax return and amortize the unrecovered amounts over the remaining payment period.

Any “unrecovered Tax-Free Amount” must be used by the end of the payment period by amortizing it over the payments from this contract.

If you completely surrender the contract before the end of the payment period and you have a loss, you may be able to report it as an ordinary loss on your tax return. You should discuss this with your tax advisor.

Partial Redemptions.  While an Income Edge payment program is in effect, there is flexibility to take additional amounts after Income Edge scheduled payments begin; however, such amounts are generally fully includable in income as amounts not received as an annuity after the annuity starting date. This is regardless of whether there are any gains in the contract. The Tax-Free Amount for future Income Edge scheduled payments is not recalculated due to a partial redemption. Income Edge scheduled payments will continue as planned; however, a partial redemption may cause future Income Edge scheduled payments to be smaller and that, consequently, could cause Income Edge scheduled payments to be less than the Tax-Free Amount for a given year.

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The above description also applies to Income Edge Beneficiary Advantage (whether elected by your beneficiary as a death benefit option under Investment Edge®, as described in the “Benefits available under the contract” section of the Prospectus, or you elect Income Edge Beneficiary Advantage under an Inherited NQ beneficiary payment contract, as described in the “Purchasing the contract” section of the Prospectus).

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The above description also applies to Partial withdrawals (redemptions) under Income Edge Early Retirement Option. However, if you take a partial withdrawal before (a) you reach age 59 1/2 or (b) regardless of age, if you have not received five full years of scheduled payments, a penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior payments and distributions.

1035 exchanges

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

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the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

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the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a “qualified long-term care contract” meeting all specified requirements under the Code or an annuity contract with a “qualified long-term care contract” feature (sometimes referred to as a “combination annuity” contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the issued in exchange contract.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a “qualified long-term care contract” or “combination annuity” in such a partial 1035 exchange transaction. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

If you are purchasing your contract through a Section 1035 exchange, you should be aware that the Company cannot guarantee that the exchange from the source contract to the contract you are applying for will be treated as a Section 1035 exchange; the insurance company issuing the source contract controls the tax information reporting of the transaction as a Section 1035 exchange. Because information reports are not provided and filed until the calendar year after the exchange transaction, the insurance company issuing the source contract shows its agreement that the trans-

action is a 1035 exchange by providing to us the cost basis of the exchanged source contract when it transfers the money to us on your behalf.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner. The destination contract must meet specific post-death payout requirements to prevent avoidance of the death of owner rules. See “Benefits available under the contract”.

Surrenders

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

Death benefit payments made to a beneficiary after your death

For the rules applicable to death benefits, see “Benefits available under the contract”. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract. In addition, Income Edge scheduled payments made to a beneficiary after death will receive the same tax treatment as if they were paid to the owner. The same rules apply to Income Edge Early Retirement Option and Income Edge Beneficiary Advantage payments which continue after the death of the owner or beneficiary/owner, as the case may be.

Early distribution penalty tax

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

•	on or after your death; or

•	because you are disabled (special federal income tax definition); or

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in the form of substantially equal periodic payments at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

We believe that the substantially equal withdrawals option and Income Edge Early Retirement Option should each qualify for the substantially equal periodic payment exception. See “Substantially equal withdrawals” and “Income Edge Early Retirement Option” in the “Accessing your money” section. The substantially equal periodic payment exception may not apply to:

•	The substantially equal withdrawals option if you stop or change the payment pattern before the later of (a) reaching age 59 1/2 or (b) five years after the date of the first distribution.

•	Income Edge Early Retirement Option if you take withdrawals before the later of (a) reaching age 59 1/2 or (b) five years after the date of the first scheduled payment.

If the substantially equal periodic payment exception does not apply in either of these cases, you may be liable for a penalty tax, including an interest charge for the prior penalty avoidance.

Investor control issues

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 70. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 70. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 70, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 70.

Additional tax on net investment income

Taxpayers who have modified adjusted gross income (“MAGI”) over a specified amount and who also have specified net investment income in any year may have to pay an additional surtax of 3.8%. (This tax has been informally referred to as the “Net Investment Income Tax” or “NIIT”). For this purpose net investment income includes distributions from and payments under nonqualified annuity contracts. The threshold amount of MAGI varies by filing status: $200,000 for single filers; $250,000 for married taxpayers filing jointly, and $125,000 for married taxpayers filing separately. The tax applies to the lesser of a) the amount of MAGI over the applicable threshold amount or b) the net investment income. You should discuss with your tax adviser the potential effect of this tax.

Individual retirement arrangements (IRAs)

General

“IRA” stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

•	Traditional IRAs, typically funded on a pre-tax basis; and

•	Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA’s benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publications 590-A (“Contributions to Individual Retirement Arrangements (IRAs)”) and 590-B (“Distributions from Individual Retirement Arrangements (IRAs)”). These publications are usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

The Company designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. Inherited IRA contracts are available for all versions of Investment Edge® series contracts. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under “Charges and expenses”. We describe the method of calculating payments under “Accessing your money”. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

Except as applicable to SEP-IRA Contracts (see “Simplified Employee Pensions (SEPs)”), we have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

Your right to cancel within a certain number of days

You can cancel any version of the Investment Edge® series IRA contract (traditional IRA or Roth IRA) by following the directions in “Your right to cancel within a certain number of days” under “Purchasing the contract”. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

Traditional individual retirement annuities (traditional IRAs)

Contributions to traditional IRAs.  Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

•	“regular” contributions out of earned income or compensation; or

•	tax-free “rollover” contributions; or

•	direct custodian-to-custodian transfers from other traditional IRAs (“direct transfers”).

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution the Company requires to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be “regular” contributions out of compensation.

See “Simplified Employee Pensions (SEPs)” for information about contributions to a SEP-IRA Contract.

Regular contributions to traditional IRAs

Limits on contributions.  The “maximum regular contribution amount” for any taxable year is the most that can be con-

tributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,000 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2021, after adjustment for cost-of-living changes. When your earnings are below $6,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional “catch-up contributions” of up to $1,000 to your traditional IRA.

Special rules for spouses.  If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $6,000 married individuals filing jointly can contribute up to $12,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $6,000 can be contributed annually to either spouse’s traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. Catch-up contributions may be made as described above for spouses who are at least age 50 at any time during the taxable year for which the contribution is made.

Deductibility of contributions.  The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual’s personal situation (including his/her spouse). IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual’s income limits for determining contributions and deductions all may be adjusted annually for cost of living.

Nondeductible regular contributions.  If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse’s traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year ($6,000 for 2021 after adjustment). The dollar limit is $1,000 higher for people eligible to make age 50+ ”catch-up” contributions ($7,000 for 2021). You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See “Withdrawals, payments and transfers of funds out of traditional IRAs” for more information.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions.  If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designate the year for which you are making the contribution.

Rollover and direct transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these “eligible retirement plans”:

•	qualified plans;

•	governmental employer 457(b) plans;

•	403(b) plans; and

•	other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after lifetime required minimum distributions must start must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from “eligible retirement plans” other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances. Legislation enacted at the end of 2019 may restrict the availability of payment options under such IRAs.

There are two ways to do rollovers:

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Do it yourself: You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

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Direct rollover: You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

•	“required minimum distributions” after age 72 (or age 70 1/2 if applicable) or retirement from service with the employer; or

•	substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

•	substantially equal periodic payments made for a specified period of 10 years or more; or

•	hardship withdrawals; or

•	corrective distributions that fit specified technical tax rules; or

•	loans that are treated as distributions; or

•	certain death benefit payments to a beneficiary who is not your surviving spouse; or

•	qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

Under legislation enacted at the end of 2019, distributions from an eligible retirement plan made in connection with the birth or adoption of a child as specified in the Code can be made free of income tax withholding and penalty-free. Repayments of these distributions to an eligible retirement plan are treated as deemed rollover contributions. IRS guidance will be required to implement this provision.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

Rollovers from an eligible retirement plan to a traditional IRA are not subject to the “one-per-year limit” noted later in this section.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See “Taxation of Payments” under “Withdrawals, payments and transfers of funds out of traditional IRAs.” After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. We call this the “one-per-year limit.” It is the IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

Spousal rollovers and divorce-related direct transfers

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse’s traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions to traditional IRAs

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. Examples of excess contributions are regular contributions of more than the maximum regular contribution amount for the applicable taxable year, and a rollover contribution which is not eligible to be rolled over, for example to the extent an amount distributed is a lifetime required minimum distribution after age 72 (or after age 70½, if applicable). You can avoid or limit the excise tax by withdrawing an excess contribution. See IRS Publications 590-A and 590-B for further details.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having “recharacterized” your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals.  You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments.  Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

•	the amount received is a withdrawal of certain excess contributions, as described in IRS Publications 590-A and 590-B; or

•

the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See “Rollovers from eligible retirement plans other than traditional IRAs” under “Rollover and direct transfer contributions to traditional IRAs” for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the admin-

istrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a “conduit IRA” before being rolled back into a qualified plan. See your tax adviser.

IRA distributions directly transferred to charity.  Specified distributions from IRAs directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older. We no longer permit you to direct the Company to make a distribution directly to a charitable organization you request, in accordance with an interpretation of recent non-tax regulatory changes.

Required minimum distributions

Legislation enacted at the end of 2019 which is generally effective January 1, 2020 significantly amends the required minimum distribution rules. Because these rules are statutory and regulatory, in many cases IRS guidance will be required to implement these changes.

Lifetime required minimum distributions — When you have to take the first lifetime required minimum distribution. When you have to start lifetime required minimum distributions from your traditional IRAs depends on your birthdate. Under legislation enacted at the end of 2019, lifetime required minimum distributions from your traditional IRAs must start for the year in which you attain age 72 (if you were born July 1, 1949 or later). For individuals born June 30, 1949 or earlier, lifetime required minimum distributions from your traditional IRAs must start for the year in which you attain age 70 1/2. That is, individuals who had already attained age 70 ½ by December 31, 2019 had no change from prior law in the start or continuation of their lifetime required minimum distributions.

The first required minimum distribution is for the calendar year in which you turn age 72 (or age 70 1/2 if applicable). You have the choice to take this first required minimum distribution during the calendar year you actually reach age 72 (or age 70 1/2 if applicable), or to delay taking it until the first three-month period in the next calendar year (January 1st — April 1st). Distributions must start no later than your “Required Beginning Date”, which is April 1st of the calendar year after the calendar year in which you turn age 72 (or age 70 1/2 if applicable). If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year — the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.  There are two approaches to taking required minimum distributions — “account-based” or “annuity-based.”

Account-based method.  If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

Annuity-based method.  If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans?  No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose?  We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our “automatic required minimum distribution (RMD) service.” Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year?  The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year?  Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These vary, depending on the status of your beneficiary (individual or entity) and when you die. Legislation enacted at the end of 2019 significantly amends the post-death required minimum distribution rules for distributions made beginning January 1, 2020, and in some cases may affect payouts for pre-December 31, 2019 deaths. IRS guidance will be needed to implement these changes.

Individual beneficiary. Unless the individual beneficiary has a special status as an “eligible designated beneficiary” or “EDB” described below, distributions of the remaining amount in the defined contribution plan or IRA contract following your death must be distributed within 10 years. IRS guidance will be needed regarding the mechanics of implementation of this “10-year” rule.

Individual beneficiary who has “eligible designated beneficiary” or “EDB” status. An individual beneficiary who is an “eligible designated beneficiary” or “EDB” is able to take annual post-death required minimum distribution payments over the life of the EDB or over a period not extending beyond the life expectancy of the EDB, as long as the distributions start no later than one year after your death (to be prescribed in Treasury Regulations).

Under federal tax law, the following individuals are EDBs:

•	your surviving spouse (see spousal beneficiary, below);

•	your minor children (only while they are minors);

•	a disabled individual (Code definition applies);

•	a chronically ill individual (Code definition applies); and

•	any individual who is not more than 10 years younger than you.

In certain cases, a trust may be treated as an individual and not an entity beneficiary. When minor children reach the age of majority, they stop EDB status and the remainder of the portion of their interest not yet distributed must be distributed within 10 years. However, the contracts issued by the Company do not allow individual beneficiaries who are EDBs solely by virtue of being your minor children to stretch post-death required minimum distribution payments over their lives or life expectancies.

Spousal beneficiary. If your death beneficiary is your surviving spouse, your spouse has a number of choices. As noted

above, post-death distributions may be made over your spouse’s life or period of life expectancy. Your spouse may delay starting payments over his/her life or life expectancy period until the year in which you would have attained age 72. In some circumstances, for traditional IRA contracts only, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 72, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

Non-individual beneficiary. Pre-January 1, 2020 rules continue to apply. If you die before your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the “5-year rule” applies. Under this rule, the entire interest must be distributed by the end of the calendar year which contains the fifth anniversary of the owner’s death. No distribution is required for a year before that fifth year. Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die after your Required Beginning Date for lifetime required minimum distributions, and your death beneficiary is a non-individual such as your estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner’s life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Additional Changes to post-death distributions after the 2019 legislation. The legislation enacted at the end of 2019 applies to deaths after December 31, 2019, so that the post-death required minimum distribution rules in effect before January 1, 2020 continue to apply initially. As long as payments start no later than December 31 following the calendar year of the owner’s or participant’s death, individuals who are non-spouse beneficiaries may continue to stretch post-death payments over their life. It is also permissible to stretch post-death payments over a period not longer than their life expectancy based on IRS tables as of the calendar year after the owner’s or participant’s death on a term certain method. In certain cases a “see-through” trust which is the death beneficiary will be treated as an individual for measuring the distribution period.

However, the legislation enacted at the end of 2019 views the death of the original individual beneficiary as an event that triggers the “10-year” distribution period. Prior to 2019, for example, if an individual beneficiary who had a 20-year life expectancy period in the year after the owner’s or participant’s death died in the 7th year of post-death payments, the beneficiary named by the original beneficiary could continue the payments over the remaining 13 years of the original beneficiary’s life expectancy period. Even if the owner or participant in this example died before December 31, 2019, the legislation caps the length of any post-death payment period after the death of the original beneficiary at 10 years. As noted above, a rule similar to this applies when an EDB dies, or a minor child reaches the age of majority-the remaining interest must be distributed within 10 years. IRS guidance will be needed to implement the mechanics of these beneficiary status shift provisions.

Spousal continuation

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

•	made on or after your death; or

•	made because you are disabled (special federal income tax definition); or

•	used to pay certain extraordinary medical expenses (special federal income tax definition); or

•	used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

•	used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

•	used to pay certain higher education expenses (special federal income tax definition); or

•	under legislation enacted at the end of 2019, distributions made in connection with the birth or adoption of a child as specified in the Code; or

•

in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See “Substantially equal withdrawals” under “Accessing your money”. We will calculate the substantially equal annual payments using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in “Withdrawals, payments and transfers of funds out of traditional IRAs”. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Simplified Employee Pensions (SEPs)

An employer can establish a Simplified Employee Pension Plan (SEP plan) for its employees, and can make contributions to a contract for each eligible employee. A self-employed individual may be an employer for this purpose. A SEP-IRA contract is a form of traditional IRA contract, owned by the employee-annuitant who is a participant under the SEP plan and most of the rules which apply to traditional IRAs apply. See the discussion under “Traditional individual retirement annuities (traditional IRAs).”

A major difference is the amount of permissible contributions. An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or $40,000 ($58,000 after cost-of-living adjustment for 2021). This amount may be further adjusted for cost-of-living changes in future years. Rules similar to the federal tax rules governing qualified plans apply to which employees must be covered and calculation of employer contributions under a SEP plan.

Employers must rely on their own tax and legal advisors regarding the establishment and operation of their SEP plans. An employer sponsoring a SEP plan should discuss with its tax advisor the requirements under the SEP plan to make contributions for its employees and should consider the availability of other funding vehicles for the SEP plan, given the limits on the amount and timing of contributions under the Investment Edge® SEP-IRA contract.

Participating employees who are considering the purchase of an Investment Edge® series SEP-IRA contract through a sponsoring employer’s SEP plan contributions should discuss with their employers and their tax advisors that the Investment Edge® series SEP-IRA contract is not a model traditional IRA established on an IRS form. The Company has applied for an opinion letter that the Investment Edge® series SEP-IRA contract may be used in connection with an employer’s SEP plan established using an IRS Form 5305-SEP. It is not clear whether, or when, the IRS would issue any such opinion letter.

The Company requires a minimum contribution to purchase an Investment Edge® Select or Investment Edge® ADV SEP-IRA contract which may be larger than the employer contribution with respect to compensation for an employee. In such a case the contract would have to be purchased through a direct transfer from another traditional IRA or through a rollover from another eligible retirement plan, or some combination of contributions permissible under the SEP plan, Code and SEP-IRA contract terms.

Under federal income tax rules employees participating in an employer’s SEP plan are not prohibited from making traditional IRA contributions with respect to the employee’s compensation to the same traditional IRA which is being funded through employer contributions under the SEP plan. Please note that the terms of the Investment Edge® series SEP-IRA contract do not permit the Investment Edge® series SEP-IRA contract owner to make traditional IRA contributions at the same time as the employer sponsoring the SEP plan is making employer contributions to the Investment Edge® series SEP-IRA contract. However, if the Investment Edge® series SEP-IRA contract owner requests in writing supported by appropriate documentation that either (i) the sponsoring employer has terminated the SEP plan or (ii) the Investment Edge® series SEP-IRA contract owner has separated from service with the sponsoring employer, we will remove the “SEP-IRA” designation from the contract on our records and merely retain the “traditional IRA” designation. No fees or charges will be imposed on any such change of designation. Thereafter, we will no longer accept employer contributions. If the IRA contract owner is eligible to make contributions, we will accept traditional IRA regular contributions described in this section under “Traditional individual retirement annuities (traditional IRAs).”

Please also note, if the sponsoring employer’s plan is a “Salary Reduction Simplified Employee Pension Plan” or “SARSEP” established before 1997 that the Investment Edge® series SEP-IRA contract does not accept salary reduction or employer contributions.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under “traditional IRAs.”

The Investment Edge® Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

•	regular after-tax contributions out of earnings; or

•	taxable rollover contributions from traditional IRAs or other eligible retirement plans (“conversion rollover” contributions); or
•	tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans; or

•	tax-free direct custodian-to-custodian transfers from other Roth IRAs (“direct transfers”).

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See “Rollovers and direct transfer contributions to Roth IRAs” for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Because the minimum initial contribution required to purchase this contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, this contract must be purchased through a rollover or direct transfer contribution. Subsequent contributions may also be “regular” contributions out of compensation.

Regular contributions to Roth IRAs

Limits on regular contributions.  The “maximum regular contribution amount” for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $6,000 is the maximum amount that you may contribute to all IRAs (traditional IRAs and Roth IRAs) for 2021, after adjustment for cost-of-living changes. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $6,000 your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under “Special rules for spouses” under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

The amount of permissible contributions to Roth IRAs for any year depends on the individual’s income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590-A, “Contributions to Individual Retirement Arrangements (IRAs)” for the rules applicable to the current year.

When you can make contributions.  Same as traditional IRAs.

Deductibility of contributions.  Roth IRA contributions are not tax deductible.

Rollovers and direct transfer contributions to Roth IRAs

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

•	another Roth IRA;

•	a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover (“conversion rollover”);

•	a “designated Roth contribution account” under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

•	from non-Roth accounts under another eligible retirement plan, as described under “Conversion rollover contributions to Roth IRAs.”

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. We call this the “one-per-year limit.” It is the Roth IRA owner’s responsibility to determine if this rule is met. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Conversion rollover contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code Section 401(a) qualified plan, a 403(b) plan, and a governmental employer Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA — whether or not it is the traditional IRA you are converting — a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA. Conversion rollover contributions to Roth IRAs are not subject to the “one-per-year limit” noted in this section.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual’s gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize.  To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

Conversion rollover contributions to Roth IRAs cannot be recharacterized.

To recharacterize a contribution, you must use our forms.

Withdrawals, payments and transfers of funds out of Roth IRAs

No federal income tax law restrictions on withdrawals.  You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

•	rollovers from a Roth IRA to another Roth IRA;

•	direct transfers from a Roth IRA to another Roth IRA;

•	qualified distributions from a Roth IRA; and

•	return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs.  Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includible in income:

•	you are age 59 1/2 or older; or

•	you die; or

•	you become disabled (special federal income tax definition); or

•

your distribution is a “qualified first-time homebuyer distribution” (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-

year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs.  Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)	Regular contributions.

(2)	Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

(a)	Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

(b)	Nontaxable portion.

(3)	Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)	All distributions made during the year from all Roth IRAs you maintain — with any custodian or issuer — are added together.

(2)

All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)	All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under “What are the required minimum distribution payments after you die?”.

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions to Roth IRAs

Generally the same as traditional IRA.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.

Tax withholding and information reporting

Status for income tax purposes; FATCA.  In order for us to comply with income tax withholding and information reporting rules which may apply to annuity contracts and tax-qualified plans, we request documentation of “status” for tax purposes. “Status” for tax purposes generally means whether a person is a “U.S. person” or a foreign person with respect to the United States; whether a person is an individual or an entity, and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If we do not have appropriate certification or documentation of a person’s status for tax purposes on file, it could affect the rate at which we are required to withhold income tax, and penalties could apply. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act (“FATCA”), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, we may be required to report contract values and other information for certain contractholders. For this reason, we and our affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

Tax Withholding.  We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

•	We might have to withhold and/or report on amounts we pay under a free look or cancellation.

•

We are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to United States citizens residing outside of the United States, foreign recipients, and certain U. S. entity recipients which are treated as foreign because they fail to document their U.S. status before payment is made. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to United States persons living abroad and non-United States persons (including U.S. entities treated as foreign) prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

Federal tax rules require payers to withhold differently on “periodic” and “nonperiodic” payments. Payers are to withhold from periodic annuity payments as if the payments were wages. For a periodic annuity payment, for example, the annuity contract owner’s withholding depends on what the owner specifies on a Form W-4P. If the owner fails to provide a correct Taxpayer Identification Number, withholding at the highest rate applies.

A contract owner’s withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

Federal income tax withholding on non-periodic annuity payments (withdrawals)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includible in gross income.

Special rules for contracts funding qualified plans

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix “Purchase considerations for QP contracts” at the end of this Prospectus.

Mandatory withholding from qualified plan distributions

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

Impact of taxes to the Company

The contracts provide that we may charge Separate Account No. 70 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

9. More information

About Separate Account No. 70

Each variable investment option is a subaccount of Separate Account No. 70. We established Separate Account No. 70 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 70 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 70 that represent our investments in Separate Account No. 70 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 70 assets in any investment permitted by applicable law. The results of Separate Account No. 70 operations are accounted for without regard to the Company’s other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 70. However, the obligations themselves are obligations of the Company.

Income, gains, and losses credited to, or charged against, the separate account reflect the separate account’s own investment experience and not the investment experience of the Company’s other assets, and the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the contracts.

Separate Account No. 70 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a “unit investment trust.” The SEC, however, does not manage or supervise the Company or Separate Account No. 70. Although Separate Account No. 70 is registered, the SEC does not monitor the activity of Separate Account No. 70 on a daily basis. The Company is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 70 invests in shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)	to add variable investment options to, or to remove variable investment options from, Separate Account No. 70, or to add other separate accounts;

(2)	to combine any two or more variable investment options;

(3)	to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)

to operate Separate Account No. 70 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would

be	assessed against Separate Account No. 70 or a variable investment option directly);

(5)	to deregister Separate Account No. 70 under the Investment Company Act of 1940;

(6)	to restrict or eliminate any voting rights as to Separate Account No. 70;

(7)	to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)	to close a variable investment option to transfers and contributions; and

(9)	to add variable investment options and to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 70, you will be notified of such exercise, as required by law.

About the Trusts

The Trusts are registered under the Investment Company Act of 1940. They are classified as “open-end management investment companies,” more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or “loads” for buying and selling their shares. All dividends and other distributions on the Trusts’ shares are reinvested in full. The Board of Trustees of each Trust serves for the benefit of each Trust’s shareholders. The Board of Trustees may take many actions regarding the Portfolios (for example, the Board of Trustees can establish additional Portfolios or eliminate existing Portfolios; change Portfolio investment objectives; and change Portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for each Trust, and other information about the Portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectuses for each Trust, or in their respective SAIs, which are available upon request. See also Appendix “Portfolio Companies available under the contract”.

About the general account

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract’s account value or any guaranteed benefits with which the contract was issued. The Company is solely responsible to the contract owner for the contract’s account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by the Company’s general account and are subject to the Company’s claims paying ability. An owner should look to the financial strength of the Company for its claims-paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer’s general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about the Company’s financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the New York State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a “covered security” under the federal securities laws.

The disclosure with regard to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

About other methods of payment

Wire transmittals and electronic applications

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under “How you can make your contributions” under “Purchasing the contract”.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have it signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

Dates and prices at which contract events occur

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

Business day

Our “business day” is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the SEC. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

•	If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

—	on a non-business day;

—	after 4:00 p.m. Eastern Time on a business day; or

—	after an early close of regular trading on the NYSE on a business day.

•

If your recurring transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

•

When a charge is to be deducted on a contract date anniversary (or, for NQ contracts where an Income Edge payment program has been elected, an Income Edge Anniversary Date) that is a non-business day, we will deduct the charge on the next business day.

•

If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the “closing time” for such orders will be earlier than 4:00 p.m., Eastern Time.

Contributions, credits and transfers

•	Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

•	Transfers to or from variable investment options will be made at the unit value next determined after receipt of the transfer request.

About your voting rights

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

•	the election of trustees; or

•	the formal approval of independent public accounting firms selected for each Trust; or

•	any other matters described in the prospectus for each Trust or requiring a shareholders’ vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to the Company’s separate accounts in connection with the Company’s variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with the Company. The affiliated Trust also sells its shares to the trustee of a qualified plan for the Company. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board’s response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

Separate Account No. 70 voting rights

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

Changes in applicable law

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

Statutory compliance

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of the Company. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

About legal proceedings

The Company and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner’s interest in Separate Account No. 70, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

Financial statements

The financial statements of Separate Account No. 70, as well as the consolidated financial statements of the Company, are in the SAI. The financial statements of the Company have relevance to the contracts only to the extent that they bear upon the ability of the Company to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

Transfers of ownership, collateral assignments, loans and borrowing

You can transfer ownership of an NQ contract at any time before (i) annuity payments begin; or (ii) Income Edge or Income Edge Early Retirement Option scheduled payments begin. Transfer of an Inherited NQ contract is not permitted. Transfer of ownership will terminate any Income Edge payment program election that was in effect prior to the transfer. We will continue to treat you as the owner until we receive written notification of any change at our processing office. You may also add an owner to your contact if the new owner is younger than the original owner and (i) your contract had only one owner when issued; and (ii) it is done before annuity payments begin or you elect Income Edge. With respect to ownership transfers and/or assignments in connection with a divorce, you should consider that it may be difficult to effect such transactions following election of an Income Edge payment program. In addition, effectuating such a transfer after election of an Income Edge payment program may have adverse tax consequences. Please consult your tax advisor for more information.

We may refuse to process a change of ownership of an NQ contract without appropriate documentation of status on IRS Form W-9 (or, if IRS Form W-9 cannot be provided because the entity is not a U.S. entity, on the appropriate type of Form W-8).

Following a change of ownership, the existing beneficiary designations will remain in effect until the new owner provides new designations.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA or QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner’s death see “Beneficiary continuation option” in “Benefits available under the contract”. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under Federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under Investment Edge® series contracts.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted. You must indicate that you have not purchased, and will not purchase, any other NQ deferred annuity contract issued by us or our affiliates in the same calendar year that you purchase the contract. Collateral assignments are not available after any type of Income Edge or another form of annuity payout is elected. Collateral assignments must be removed before Income Edge or another form of annuity payout is elected. See “Income Edge Payment Program” in “Accessing Your Money”.

Following a collateral assignment, all withdrawals, distributions and payments are subject to the assignee’s prior approval and payment directions. We will follow such directions until the Company receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See “Tax information”.

About Custodial IRAs

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, the Company will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. The Company will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. The Company will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. The Company may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

Distribution of the contracts

The contracts are distributed by both Equitable Advisors and Equitable Distributors. The Distributors serve as principal underwriters of Separate Account No. 70. The offering of the contracts is intended to be continuous.

Equitable Advisors is an affiliate of the Company, and Equitable Distributors is an indirect wholly owned subsidiary of the Company. The Distributors are under the common control of Equitable Holdings, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Both broker-dealers also act as distributors for other life and annuity products we issue.

The contracts are sold by financial professionals of Equitable Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with Equitable Distributors (“Selling broker-dealers”).

The Company pays compensation to both Distributors based on contracts sold. The Company may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although the Company takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. The Company, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see “Fee table” and “Charges and expenses”.

Equitable Advisors Compensation.

For Investment Edge®, and Investment Edge® Select contracts:

The Company pays compensation to Equitable Advisors based on contributions made on the contracts sold through Equitable Advisors (“contribution-based compensation”). The contribution-based compensation will generally not exceed 8.50% of total contributions. Equitable Advisors, in turn, may pay a portion of the contribution-based compensation received from the Company to the Equitable Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the account value of the contract sold (“asset-based compensation”). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by Equitable Advisors varies among financial professionals and among Selling broker-dealers.

For Investment Edge® ADV contracts:

The Company pays compensation to Equitable Advisors based on the advisory fee associated with the custodial account. For contracts sold through Equitable Advisors, Equitable Advisors will retain 50% of the advisory fee and the financial professional will get the other 50%.

For all contract versions, Equitable Advisors also pays a portion of the compensation it receives to its managerial personnel. Equitable Advisors financial professionals and managerial personnel may also receive other types of compensation including service fees, expense allowance payments and health and retirement benefits. Equitable Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. Equitable Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both the Company’s contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

For Investment Edge®, and Investment Edge® Select contracts, when a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not Equitable Advisors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

Differential compensation.  In an effort to promote the sale of the Company’s products, Equitable Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of our contract than it pays for the sale of a contract or other financial product issued by a company other than us. Equitable Advisors may pay different compensation on the sale of the same product, based on such factors as distribution, group or sponsored arrangements, or based on older or newer versions, or series, of the same contract. Equitable Advisors also pay different levels of compensation based on different contract types. This practice is known as providing “differential compensation.” Differential compensation may involve other forms of compensation to Equitable Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve the Company’s contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of the Company’s contracts than products issued by other companies. Other forms of compensation provided to its financial professionals and/or managerial personnel, which include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments known as “overrides.” For tax reasons, Equitable Advisors financial professionals qualify for health and retirement benefits based solely on their sales of the Company’s contracts and products sponsored by affiliates.

The fact that Equitable Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend our contract over a contract or other financial product issued by a company not affiliated with the Company. However, under applicable rules of FINRA and other federal and state regulatory authorities, Equitable Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you and, for certain accounts depending on applicable rules, that are in your best interest, based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of Equitable Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

Equitable Distributors Compensation.

For all contract versions except Investment Edge® ADV:

The Company pays contribution-based and asset-based compensation (together “compensation”) to Equitable Distributors. Contribution-based compensation is paid based on the Company’s contracts sold through Equitable Distributors’ Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of Equitable Distributors’ Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. Equitable Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract’s account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which the Company pays to Equitable Distributors will be reduced by the same amount, and the Company will pay Equitable Distributors asset-based compensation on the contract equal to the asset-based compensation which Equitable Distributors pays to the Selling broker-dealer. Total Compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by Equitable Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not Equitable Distributors, determines the compensation paid to the Selling broker-dealer’s financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

For Investment Edge® ADV contracts:

For contracts sold through Equitable Distributors, Equitable Distributors will not receive any compensation.

The Company also pays Equitable Distributors compensation to cover its operating expenses and marketing services under the terms of the Company’s distribution agreements with Equitable Distributors.

Additional payments by Equitable Distributors to Selling broker-dealers.  (The following section applies to all contract versions except Investment Edge® ADV) Equitable Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. Equitable Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). Services for which such payments are made may include, but are not limited to, the preferred placement of the Company’s products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, Equitable Distributors increases the marketing allowance as certain sales thresholds are met. Equitable Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of the Company’s products, Equitable Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as “compensation enhancements”). Equitable Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain of our contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2020) received additional payments. These additional payments ranged from $209.80 to $6,528,369.16. The Company and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of the Company’s contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

Allstate Financial Services, LLC

American Portfolios Financial Services

Ameriprise Financial Services

Avantax Investment Services, Inc.

BBVA Securities, Inc.

Cabot Lodge Securities, LLC

Cadaret, Grant & Co., Inc.

Cambridge Investment Research

Centaurus Financial, Inc.

Cetera Financial Group

Citigroup Global Markets, Inc.

Citizens Investment Services

Commonwealth Financial Network

Community America Financial Solution

CUNA Brokerage Services

CUSO Financial Services

DPL Financial Partners

Equity Services Inc.

Farmer’s Financial Solution

Galt Financial Group, Inc.

Geneos Wealth Management

Gradient Securities, LLC

H. Beck, Inc.

Huntleigh Securities Corporation

Independent Financial Group, LLC

Infinex Investments Inc.

Janney Montgomery Scott LLC

Kestra Investment Services, LLC

Key Investment Services LLC

Ladenburg Thalmann Advisor Network, LLC

Lincoln Financial Advisors Corp.

Lincoln Financial Securities Corp.

Lincoln Investment Planning

Lion Street Financial

LPL Financial Corporation

Lucia Securities, LLC

MML Investors Services, LLC

Morgan Stanley Smith Barney

Mutual of Omaha Investment Services, Inc.

Next Financial Group, Inc.

Park Avenue Securities, LLC

PlanMember Securities Corp.

PNC Investments

Primerica Financial Services, Inc.

Pruco Securities, LLC

Purshe Kaplan Sterling Investments, Inc

Raymond James

RBC Capital Markets Corporation

Santander Securities Corp.

Sigma Financial Corporation

Stifel, Nicolaus & Company, Inc.

SunTrust Investment Services, Inc.

The Advisor Group (AIG)

The Huntington Investment Company

The Leaders Group, Inc.

TransAmerica Financial Advisors

U.S. Bank Center

UBS Financial Services Inc.

Valmark Securities, Inc.

Voya Financial Advisors, Inc.

Waddell & Reed, Inc.

Wells Fargo

Appendix: Portfolio Companies available under the contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at [        ]. You can request this information at no cost by calling [        ] or by sending an email request to [        ].

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Average Annual Total Returns (as of 12/31/2020)
TYPE	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	1 year	5 year	10 year
ASSET ALLOCATION	1290 VT DoubleLine Dynamic Allocation - Equitable Investment Management Group, LLC (“EIMG”); DoubleLine Capital LP
American Funds Insurance Series® Asset Allocation Fund - Capital Research and Management Company
BlackRock Global Allocation V.I. Fund - BlackRock Advisors, LLC
EQ/AB Dynamic Moderate Growth Δ - EIMG; AllianceBernstein L.P.
EQ/Aggressive Allocation† - EIMG
EQ/All Asset Growth Allocation - EIMG
EQ/Conservative Allocation† - EIMG
EQ/Moderate Allocation† - EIMG
EQ/Moderate-Plus Allocation† - EIMG
First Trust/Dow Jones Dividend & Income Allocation Portfolio - First Trust Advisors L.P.
First Trust Multi-Income Allocation Portfolio - First Trust Advisors L.P.
Franklin Allocation VIP Fund - Franklin Advisers, Inc.
Franklin Income VIP Fund - Franklin Advisers, Inc.
Franklin Mutual Shares VIP Fund - Franklin Mutual Advisers, LLC
INVESCO V.I. Balanced-Risk Allocation Fund - Invesco Advisers, Inc.
Janus Henderson Balanced Portfolio - Janus Capital Management LLC
JPMorgan Insurance Trust Global Allocation Portfolio - J.P. Morgan Investment Management Inc.
JPMorgan Insurance Trust Income Builder Portfolio - J.P. Morgan Investment Management Inc.
PIMCO Global Managed Asset Allocation Portfolio - Pacific Investment Management Company LLC
Putnam VT Global Asset Allocation Fund - Putnam Investment Management, LLC; Putnam Investments Limited; The Putnam Advisory Company, LLC
EQUITY	1290 VT GAMCO Small Company Value - EIMG; GAMCO Asset Management, Inc.
1290 VT Low Volatility Global Equity - EIMG
1290 VT Micro Cap - EIMG; BlackRock Investment Management, LLC; Lord, Abbett & Co. LLC
1290 VT Natural Resources - EIMG; AllianceBernstein L.P.
1290 VT Small Cap Value - EIMG; BlackRock Investment Management, LLC; Horizon Kinetics Asset Management LLC
1290 VT SmartBeta Equity - EIMG; AXA Rosenberg Investment Management, LLC
1290 VT Socially Responsible - EIMG; BlackRock Investment Management, LLC
AB VPS Global Thematic Growth Portfolio - AllianceBernstein L.P.
AB VPS Growth and Income Portfolio - AllianceBernstein L.P.
AB VPS Small/Mid Cap Value Portfolio - AllianceBernstein L.P.
American Funds Insurance Series® Global Growth Fund - Capital Research and Management Company
American Funds Insurance Series® Global Small Capitalization Fund - Capital Research and Management Company

Average Annual Total Returns (as of 12/31/2020)
TYPE	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	1 year	5 year	10 year
EQUITY	American Funds Insurance Series® Growth-Income Fund - Capital Research and Management Company
American Funds Insurance Series® International Growth and Income Fund - Capital Research and Management Company
American Funds Insurance Series® New World Fund® - Capital Research and Management Company
Clearbridge Variable Aggressive Growth Portfolio - Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC
Clearbridge Variable Dividend Strategy Portfolio - Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC
Delaware VIP® Emerging Market Series - Delaware Management Company
EQ/AB Small Cap Growth - EIMG; AllianceBernstein L.P.
EQ/American Century Mid Cap Value - EIMG; American Century Investment Management, Inc.
EQ/Clearbridge Large Cap Growth - EIMG; ClearBridge Investments, LLC
EQ/Clearbridge Select Equity Managed Volatility† - EIMG; BlackRock Investment Management, LLC; ClearBridge Investments, LLC
EQ/Common Stock Index - EIMG; AllianceBernstein L.P.
EQ/Emerging Markets Equity Plus - EIMG; AllianceBernstein L.P.; EARNEST Partners, LLC
EQ/Equity 500 Index - EIMG; AllianceBernstein L.P.
EQ/Fidelity Institutional AM® Large Cap - EIMG; FIAM LLC
EQ/Franklin Rising Dividends - EIMG; Franklin Advisers, Inc.
EQ/International Equity Index - EIMG; AllianceBernstein L.P.
EQ/Invesco Global - EIMG; Invesco Advisers, Inc.
EQ/JPMorgan Value Opportunities - EIMG; J.P. Morgan Investment Management Inc.
EQ/Large Cap Growth Index - EIMG; AllianceBernstein L.P.
EQ/Large Cap Value Index - EIMG; AllianceBernstein L.P.
EQ/Lazard Emerging Markets Equity - EIMG; Lazard Asset Management LLC
EQ/Loomis Sayles Growth - EIMG; Loomis, Sayles & Company, L.P.
EQ/MFS International Growth - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS International Intrinsic Value - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/Mid Cap Index - EIMG; AllianceBernstein L.P.
EQ/Small Company Index - EIMG; AllianceBernstein L.P.
EQ/T. Rowe Price Growth Stock - EIMG; T. Rowe Price Associates, Inc,
EQ/Value Equity - EIMG; Aristotle Capital Management, LLC
Federated Hermes Kaufmann Fund II - Federated Equity Management Company of Pennsylvania; Federated Global Investment Management Corporation
Fidelity® VIP Mid Cap Portfolio - Fidelity Management & Research Company (FMR)
INVESCO V.I. Small Cap Equity Fund - Invesco Advisers, Inc.
Janus Henderson U.S. Low Volatility Portfolio - Janus Capital Management; Itech Investment Management LLC
MFS® Investors Trust Series - Massachusetts Financial Services Company
MFS® Research Series - Massachusetts Financial Services Company
MFS® Value Series - Massachusetts Financial Services Company
Putnam VT Research Fund - Putnam Investment Management, LLC; Putnam Investments Limited; The Putnam Advisory Company, LLC
T. Rowe Price Equity Income Portfolio – II - T. Rowe Price Associates, Inc.

Average Annual Total Returns (as of 12/31/2020)
TYPE	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	1 year	5 year	10 year
FIXED INCOME	1290 VT Doubleline Dynamic Opportunistic Bond - EIMG; DoubleLine Capital LP
1290 VT Equity Income - EIMG; Barrow, Hanley, Mewhinney & Strauss, LLC
1290 VT High Yield Bond - EIMG; AXA Investment Managers, Inc.; Post Advisory Group, LLC
American Century VP Inflation Protection Fund - American Century Investment Management, Inc.
EQ/AB Short Duration Government Bond - EIMG; AllianceBernstein L.P.
EQ/Core Bond Index - EIMG; SSgA Funds Management, Inc.
EQ/Intermediate Government Bond - EIMG; SSgA Funds Management, Inc.
EQ/Invesco International Growth - EIMG; Invesco Advisers, Inc.
EQ/Janus Enterprise - EIMG; Janus Capital Management LLC
EQ/PIMCO Global Real Return - EIMG; Pacific Investment Management Company LLC
EQ/PIMCO Total Return - EIMG; Pacific Investment Management Company LLC
EQ/PIMCO Ultra Short Bond - EIMG; Pacific Investment Management Company LLC
Federated Hermes High Income Bond Fund II - Federated Investment Management Company
Fidelity® VIP Strategic Income Portfolio - Fidelity Management & Research Company (FMR)
INVESCO V.I. High Yield Fund - Invesco Advisers, Inc.; Invesco Canada Ltd.
Janus Henderson Flexible Bond Portfolio - Janus Capital Management LLC
Lord Abbett Bond Debenture Portfolio (VC) - Lord, Abbett & Co., LLC
LVIP Delaware Diversified Income Fund(1) - Lincoln Investment Advisors Corporation; Delaware Investments Fund Advisers
LVIP Delaware Limited-Term Diversified Income Fund(2) - Lincoln Investment Advisors Corporation; Delaware Investments Fund Advisers
PIMCO Global Bond Opportunities Portfolio (Unhedged) - Pacific Investment Management Company LLC
PIMCO Income Portfolio - Pacific Investment Management Company LLC
Putnam VT Diversified Income Fund - Putnam Investment Management, LLC; Putnam Investments Limited
SPECIALITY	1290 VT Convertible Securities - EIMG; Palisade Capital Management, L.L.C.
1290 VT GAMCO Mergers & Acquisitions - EIMG; GAMCO Asset Management, Inc.
1290 VT Multi-Alternative Strategies - EIMG
1290 VT Real Estate - EIMG; AllianceBernstein L.P.
Eaton Vance VT Floating-Rate Income Fund - Eaton Vance Management
EQ/Invesco Global Real Assets(3) - EIMG; Invesco Advisers, Inc.; Invesco Asset Management Ltd.
EQ/MFS Technology - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS Utilities - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/T. Rowe Price Health Sciences - EIMG; T. Rowe Price Associates, Inc.
EQ/Wellington Energy - EIMG; Wellington Management Company LLP
INVESCO V.I. Health Care Fund - Invesco Advisers, Inc.
Multimanager Technology - EIMG; AllianceBernstein L.P.; Allianz Global Investors U.S. LLC; Wellington Management Company, LLP
PIMCO CommodityRealReturn® Strategy Portfolio - Pacific Investment Management Company LLC
PIMCO Emerging Markets Bond Portfolio - Pacific Investment Management Company LLC
Templeton Global Bond VIP Fund - Franklin Advisers, Inc.
MONEY MARKET	EQ/Money Market(4) - EIMG; BNY Mellon Investment Adviser, Inc.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” in “Purchasing the contract” for more information regarding volatility management.

Δ

Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “Δ”. Any such unaffiliated Portfolio is not identified In the chart. See “Portfolios of the Trusts” in “Purchasing the contract” for more information regarding volatility management.

(1)

This is the variable investment option’s new name on or about April 30, 2021. The variable investment option’s former name is Delaware VIP® Diversified Income Series which may continue to be used in certain documents for a period of time after the date of this prospectus.

(2)

This is the variable investment option’s new name on or about April 30, 2021. The variable investment option’s former name is Delaware VIP® Limited-Term Diversified Income Series which may continue to be used in certain documents for a period of time after the date of this prospectus.

(3)

This is the variable investment option’s new name on or about May 1, 2021. The variable investment option’s former name is EQ/Invesco Global Real Estate which may continue to be used in certain documents for a period of time after the date of this prospectus.

(4)

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Appendix: Rules regarding contributions to your contract

The following tables describe the rules regarding contributions to your contract. The minimum initial contribution amount is $10,000 for all Investment Edge® contract types and $25,000 for all Investment Edge® Select and Investment Edge® ADV contract types.

Contract Type	NQ
Issue Ages	• 0-85
Minimum additional contribution amount	• $500
Source of contributions	• After-tax money. • Paid to us by check or transfer of contract value in a tax-deferred exchange under Section 1035 of the Internal Revenue Code.
Limitations on contributions

•   No additional contributions after the date on which the older of the original Owner(s) and Annuitant(s) reaches age 86 or, if later, the first contract date anniversary.

•   No additional contributions after election of an Income Edge payment program.

Contract Type	Traditional IRA
Issue Ages	• 20-85
Minimum additional contribution amount	• $50
Source of contributions

•   Eligible rollover distributions from 403(b) plans, qualified plans, and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular IRA contributions.

•   Additional catch-up contributions.

Limitations on contributions

•   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   Although we accept regular IRA contributions (limited to $6,000) under traditional IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•   Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type	Roth IRA
Issue Ages	• 20-85
Minimum additional contribution amount	• $50
Source of contributions

•  Rollovers from another Roth IRA.

•  Rollovers from a “designated Roth contribution account” under specified retirement plans.

•  Conversion rollovers from a traditional IRA or other eligible retirement plan.

•  Direct custodian-to-custodian transfers from another Roth IRA.

•  Regular Roth IRA contributions.

•  Additional catch-up contributions.

Limitations on contributions

•  No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•  Conversion rollovers after lifetime required minimum distributions must start from the traditional IRA or other eligible retirement plan which is the source of the conversion rollover must be net of any required minimum distributions.

•  Although we accept Roth IRA contributions (limited to $6,000) under Roth IRA contracts, we intend that the contract be used primarily for rollover and direct transfer contributions.

•  Additional catch-up contributions of up to $1,000 per calendar year where the owner is at least age 50 at any time during the calendar year for which the contribution is made.

Contract Type	SEP IRA
Issue Ages	• 20-85
Minimum subsequent contribution amount (if permitted)	For all Series: • $500
Source of contributions

•   An employer can annually contribute an amount for an employee up to the lesser of 25% of eligible compensation or the limit on annual contributions for an employee of $57,000 after cost-of-living adjustment for 2021.

•   Eligible rollover distributions from 403(b) plans, qualified plans and governmental employer 457(b) plans.

•   Rollovers from another traditional individual retirement arrangement.

•   Direct custodian-to-custodian transfers from another traditional individual retirement arrangement.

•   Regular traditional IRA contributions are not permitted unless and until the SEP-IRA designation is removed on our records and the contract is designated as a traditional IRA only.

Limitations on contributions

•   No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•   Contributions made after lifetime required minimum distributions must start must be net of required minimum distributions.

Contract Type	QP
Issue Ages	• 20-85
Minimum subsequent contribution amount (if subsequent contributions are permitted)	• $500
Source of contributions

•   Only transfer contributions from other investments within an existing qualified plan trust.

•   The plan must be qualified under Section 401(a) of the Internal Revenue Code.

•   For 401(k) plans, transferred contributions may not include any after-tax contributions, including designated Roth contributions.

Limitations on contributions

•   No additional contributions after the date on which the Annuitant reaches age 75 or, if later, the first contract date anniversary.

•   A separate QP contract must be established for each plan participant, even defined benefit plan participants.

•   We do not accept contributions directly from the employer.

•   Only one subsequent contribution can be made during a contract year.

•   Contributions made after lifetime required minimum distributions must start must be net of any required minimum distributions.

•   No minimum contribution amount limitation for Investment Edge® ADV.

•   See Appendix “Purchase considerations for QP contracts” for a discussion on purchase considerations for QP contracts.

Contract Type	Inherited IRA Beneficiary continuation contract (traditional IRA or Roth IRA)
Issue Ages	• 0-75
Minimum additional contribution amount	• $1,000
Source of contributions

•  Direct custodian-to-custodian transfers of your interest as a death beneficiary of the deceased owner’s traditional individual retirement arrangement or Roth IRA to an IRA of the same type.

•   Non-spousal beneficiary direct rollover contributions may be made to an Inherited IRA contract under specified circumstances from these “Applicable Plans”: qualified plans, 403(b) plans and governmental employer 457(b) plans.

Limitations on contributions

•  No additional contributions after the date on which the Owner reaches age 86 or, if later, the first contract date anniversary.

•  Any additional contributions must be from the same type of IRA of the same deceased owner.

•  No additional contributions are permitted to Inherited IRA contracts issued as a non-spousal beneficiary direct rollover from an Applicable Plan.

Legislation enacted at the end of 2019 has changed key aspects of Inherited IRA contracts. We anticipate making changes in 2020 to our Inherited IRA contracts to reflect these legislative changes. We also may consider limiting the availability of Inherited IRA contracts to new purchasers pending the issuance of further guidance.

Contract Type	Inherited NQ
Issue Ages	• 0-75
Minimum contribution amount	• Account value must be at least $50,000 in order to elect Income Edge Beneficiary Advantage.
Sources of contributions

•   Paid to us in an exchange under Section 1035 of the Internal Revenue Code of your interests as a death beneficiary of the deceased owner’s nonqualified deferred annuity contract.

•   All contributions must be received before payments start and within twelve months after the date of death of the deceased owner.

See “Purchasing the contract” and “Tax information” for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see “Dates and prices at which contract events occur” in “More information”. Please review your contract for information on contribution limitations.

Appendix: State contract availability and/or variations of certain features and benefits

The following information is a summary of the states where the Investment Edge® series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract’s features and benefits as previously described in this Prospectus.

States where certain Investment Edge® series contracts’ features and/or benefits are not available or vary:

State	Features and benefits	Availability or variation
Arizona	See “Your right to cancel within a certain number of days” in “Purchasing the contract”	If you reside in the state of Arizona and you are age 65 or older at the time the contract is issues, you may return your Investment Edge® 21.0 prospectus within 30 days from the date that you receive it.
Florida	See “How you can purchase and contribute to your contract” in “Purchasing the contract”	In the third paragraph of this section, item (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

	See “How you can purchase and contribute to your contract” in “Purchasing the contract”	We may not discontinue the acceptance of contributions.

	See “Your right to cancel within a certain number of days” in “Purchasing the contract”	If you reside in the state of Florida, you may cancel your variable annuity contract and return it to us within 21 days from the date that you receive it. You will receive an unconditional refund equal to the greater of the cash surrender value provided in the annuity contract, plus any fees or charges deducted from the contributions or imposed under the contract, or a refund of all contributions paid.

	See “Withdrawal charge” in “Charges and expenses”	If you are age 65 or older at the time your contract is issued, the applicable withdrawal charge will not exceed 10% of the amount withdrawn.
	See “Special service charges” in “Charges and expenses”	We reserve the right to charge a maximum of $25.

The charge for third party transfers does not apply.
Maine	Inherited NQ	Not available.
North Dakota	See “Your right to cancel within a certain number of days” in “Purchasing the contract”	If you reside in the state of North Dakota, you may cancel your variable annuity contract and return it to us within 20 days from the date that you receive it. You will receive a refund of all contributions paid.
South Dakota	Inherited NQ	Not available.

	See “Your right to cancel within a certain number of days” in “Purchasing the contract”	If you reside in the state of South Dakota, you may cancel your variable annuity contract and return it to us within 30 days from the date that you receive it.

Appendix: Purchase considerations for QP contracts

Trustees who are considering the purchase of an Investment Edge® series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer’s plan. There are significant issues in the purchase of an Investment Edge® series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by an Investment Edge® series QP contract or another annuity contract. Therefore, plan trusts should purchase an Investment Edge® series QP contract to fund a plan for the contract’s features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer sponsoring the plan. For 401(k) plans, no employee after-tax contributions are accepted. A “designated Roth contribution account” is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawal charges may apply. If in a defined benefit plan the plan’s actuary determines that an overfunding in the QP contract has occurred, then any transfers from the QP contract may also result in withdrawal charges.

In order to purchase the QP contract for a defined benefit plan, the plan’s actuary will be required to determine a current dollar value of each plan participant’s accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant’s normal retirement benefit that can be funded by a QP contract is 80%. The account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. The Company does not guarantee that the account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee’s accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, it is the plan’s responsibility to adjust the value of the contract to the actuarial equivalent of the participant’s benefit, prior to the contract conversion.

The Company’s only role is that of the issuer of the contract. The Company is not the plan administrator. The Company will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan’s administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. The Company will never make payments under a QP contract to any person other than the plan trust owner.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

Appendix: Hypothetical illustration

ILLUSTRATION OF ACCOUNT VALUES

The following tables illustrate the changes in account values under certain hypothetical circumstances for the Investment Edge® series contracts (Investment Edge®, Investment Edge® Select and Investment Edge® ADV). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.15)%, 3.85% for the Investment Edge® variable investment options and (2.40)%, 3.60% for the Investment Edge® Select variable investment options; (1.40)%, 4.60% for the Investment Edge® ADV variable investment options; at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the Contract Maintenance Fee. If the net annual rates of return did reflect this charge, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect any applicable administrative charge and withdrawal charge.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.60%, (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.30% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all Portfolios that are available as investment options. These rates also do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these expense limitation arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.

ILLUSTRATION OF ACCOUNT VALUES

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could.

Variable Defered Annuity

Investment Edge®

$100,000 Single contribution, $80,000 cost basis and no withdrawals

Male, Non Qualified, Issue age 60

Income Edge, Payment Begin at Age 65

Tax rate 24%

						With Income Edge (Applicable to Non-qualified Market)

Age	Contract Year	Account Value		Cash Value		Pre-Tax Payment		Tax-Free Amount		After-Tax Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	$100,000	$100,000	$94,000	$94,000	0	0	0	0	0	0
61	1	97,850	103,850	91,850	97,850	0	0	0	0	0	0
62	2	95,746	107,848	89,746	101,848	0	0	0	0	0	0
63	3	93,688	112,000	88,688	107,000	0	0	0	0	0	0
64	4	91,673	116,312	87,673	112,312	0	0	0	0	0	0
65	5	86,177	116,317	83,177	113,317	3,526	4,474	3,077	3,077	3,418	4,138
66	6	80,877	116,142	80,877	116,142	3,447	4,653	3,077	3,077	3,358	4,274
67	7	75,768	115,775	75,768	115,775	3,370	4,839	3,077	3,077	3,300	4,416
68	8	70,845	115,198	70,845	115,198	3,294	5,034	3,077	3,077	3,242	4,564
69	9	66,101	114,397	66,101	114,397	3,220	5,236	3,077	3,077	3,186	4,718
70	10	61,532	113,354	61,532	113,354	3,148	5,447	3,077	3,077	3,131	4,879
75	15	41,033	103,823	41,033	103,823	2,803	6,649	3,077	3,077	2,803	5,791
80	20	24,109	84,924	24,109	84,924	2,474	8,147	3,077	3,077	2,474	6,930
85	25	10,458	52,723	10,458	52,723	2,157	10,079	3,077	3,077	2,157	8,398
90	30	0	0	0	0	1,693	13,647	3,077	3,077	1,693	11,110

*	Each withdrawal is a standalone snapshot and independent of all other values shown in this column

Variable Defered Annuity

Investment Edge®

$100,000 Single contribution and no withdrawals

Male, Non Qualified, Issue age 60

Without Income Edge

Age	Contract Year	Account Value		Cash Value
		0%	6%	0%	6%
60	0	$100,000	$100,000	$94,000	$94,000
61	1	97,850	103,850	91,850	97,850
62	2	95,746	107,848	89,746	101,848
63	3	93,688	112,000	88,688	107,000
64	4	91,673	116,312	87,673	112,312
65	5	89,702	120,790	86,702	117,790
66	6	87,774	125,441	87,774	125,441
67	7	85,887	130,270	85,887	130,270
68	8	84,040	135,286	84,040	135,286
69	9	82,233	140,494	82,233	140,494
70	10	80,465	145,903	80,465	145,903
75	15	72,179	176,237	72,179	176,237
80	20	64,747	212,878	64,747	212,878
85	25	58,079	257,136	58,079	257,136
90	30	52,098	310,595	52,098	310,595

Variable Defered Annuity

Investment Edge® Select

$100,000 Single contribution, $80,000 cost basis and no withdrawals

Male, Non Qualified, Issue age 60

Income Edge, Payment Begin at Age 65

Tax rate 24%

						With Income Edge (Applicable to Non-qualified Market)

Age	Contract Year	Account Value		Cash Value		Pre-Tax Payment		Tax-Free Amount		After-Tax Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000	0	0	0	0	0	0
61	1	97,600	103,600	97,600	103,600	0	0	0	0	0	0
62	2	95,258	107,330	95,258	107,330	0	0	0	0	0	0
63	3	92,971	111,193	92,971	111,193	0	0	0	0	0	0
64	4	90,740	115,196	90,740	115,196	0	0	0	0	0	0
65	5	85,072	114,913	85,072	114,913	3,490	4,431	3,077	3,077	3,391	4,106
66	6	79,628	114,453	79,628	114,453	3,403	4,597	3,077	3,077	3,325	4,232
67	7	74,399	113,805	74,399	113,805	3,318	4,769	3,077	3,077	3,260	4,363
68	8	69,379	112,954	69,379	112,954	3,235	4,948	3,077	3,077	3,197	4,499
69	9	64,560	111,886	64,560	111,886	3,154	5,134	3,077	3,077	3,135	4,640
70	10	59,936	110,586	59,936	110,586	3,074	5,328	3,077	3,077	3,074	4,788
75	15	39,426	100,006	39,426	100,006	2,701	6,420	3,077	3,077	2,701	5,618
80	20	22,835	80,742	22,835	80,742	2,351	7,767	3,077	3,077	2,351	6,641
85	25	9,750	49,441	9,750	49,441	2,018	9,479	3,077	3,077	2,018	7,942
90	30	0	0	0	0	1,542	12,577	3,077	3,077	1,542	10,297

*	Each withdrawal is a standalone snapshot and independent of all other values shown in this column

Variable Defered Annuity

Investment Edge® Select

$100,000 Single contribution and no withdrawals

Male, Non Qualified, Issue age 60

Without Income Edge

Age	Contract Year	Account Value		Cash Value
		0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000
61	1	97,600	103,600	97,600	103,600
62	2	95,258	107,330	95,258	107,330
63	3	92,971	111,193	92,971	111,193
64	4	90,740	115,196	90,740	115,196
65	5	88,562	119,344	88,562	119,344
66	6	86,437	123,640	86,437	123,640
67	7	84,362	128,091	84,362	128,091
68	8	82,338	132,702	82,338	132,702
69	9	80,362	137,479	80,362	137,479
70	10	78,433	142,429	78,433	142,429
75	15	69,462	169,979	69,462	169,979
80	20	61,517	202,859	61,517	202,859
85	25	54,481	242,099	54,481	242,099
90	30	48,151	288,930	48,151	288,930

Variable Defered Annuity

Investment Edge® ADV

$100,000 Single contribution, $80,000 cost basis and no withdrawals

Male, Non Qualified, Issue age 60

Income Edge, Payment Begin at Age 65

Tax rate 24%

						With Income Edge (Applicable to Non-qualified Market)

Age	Contract Year	Account Value		Cash Value		Pre-Tax Payment		Tax-Free Amount		After-Tax Income
		0%	6%	0%	6%	0%	6%	0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000	0	0	0	0	0	0
61	1	98,600	104,600	98,600	104,600	0	0	0	0	0	0
62	2	97,220	109,412	97,220	109,412	0	0	0	0	0	0
63	3	95,859	114,445	95,859	114,445	0	0	0	0	0	0
64	4	94,517	119,709	94,517	119,709	0	0	0	0	0	0
65	5	89,558	120,611	89,558	120,611	3,635	4,604	3,077	3,077	3,501	4,238
66	6	84,722	121,335	84,722	121,335	3,582	4,824	3,077	3,077	3,461	4,405
67	7	80,006	121,861	80,006	121,861	3,530	5,056	3,077	3,077	3,421	4,581
68	8	75,407	122,168	75,407	122,168	3,479	5,298	3,077	3,077	3,382	4,765
69	9	70,924	122,235	70,924	122,235	3,428	5,553	3,077	3,077	3,343	4,959
70	10	66,554	122,037	66,554	122,037	3,377	5,821	3,077	3,077	3,305	5,162
75	15	46,272	116,107	46,272	116,107	3,135	7,378	3,077	3,077	3,121	6,346
80	20	28,371	98,738	28,371	98,738	2,887	9,398	3,077	3,077	2,887	7,881
85	25	12,899	63,871	12,899	63,871	2,634	12,106	3,077	3,077	2,634	9,939
90	30	0	0	0	0	2,233	17,426	3,077	3,077	2,233	13,982

*	Each withdrawal is a standalone snapshot and independent of all other values shown in this column

Variable Defered Annuity

Investment Edge® ADV

$100,000 Single contribution and no withdrawals

Male, Non Qualified, Issue age 60

Without Income Edge

Age	Contract Year	Account Value		Cash Value
		0%	6%	0%	6%
60	0	$100,000	$100,000	$100,000	$100,000
61	1	98,600	104,600	98,600	104,600
62	2	97,220	109,412	97,220	109,412
63	3	95,859	114,445	95,859	114,445
64	4	94,517	119,709	94,517	119,709
65	5	93,193	125,216	93,193	125,216
66	6	91,889	130,976	91,889	130,976
67	7	90,602	137,000	90,602	137,000
68	8	89,334	143,302	89,334	143,302
69	9	88,083	149,894	88,083	149,894
70	10	86,850	156,789	86,850	156,789
75	15	80,938	196,325	80,938	196,325
80	20	75,429	245,829	75,429	245,829
85	25	70,295	307,817	70,295	307,817
90	30	65,510	385,434	65,510	385,434

Appendix: Income Edge scheduled payment amount expressed as a Percentage of Account Value

(Not applicable to Income Edge Early Retirement Option or Income Edge Beneficiary Advantage.)

Table B-1 below sets forth the maximum Payment Period available for select ages under either a Single or Joint Election at the time that Income Edge is elected. The Age column is used only for determining the length of the Payment Period available under Income Edge; these are not annuity factors.

Table B-2 below is provided for your convenience and expresses a given Annual Payout Period’s Income Edge scheduled payment amounts as a (rounded) percentage of the contract’s account value at that time. The Income Edge Payment Amount percentages are derived from the same payment method discussed in this Prospectus in “Income Edge” in the “Accessing your money” section. The percentage is determined by dividing 1 by the number of remaining Annual Payout Periods.

For example:

Election of Income Edge. A contract owner is age 80 and chooses the Single Election method when the contract’s account value equals $180,000. Table B-1 below provides a maximum Payment Period of 15 years and the contract owner elects to receive Income Edge scheduled payments over that maximum period.

First Income Edge Annual Payout Period. The payment amount for the first Annual Payout Period is equal to the account value at the time that you elect Income Edge ($180,000) divided by the number of remaining Annual Payout Periods (15), or $12,000.

Referring to Table B-2 below, the Income Edge scheduled payment amount for the first Annual Payout Period can be expressed as a percentage of the account value. As discussed above, the percentages in Table B-2 were determined by dividing 1 by the remaining Annual Payout Periods. In this example, dividing 1 by the remaining Annual Payout Periods (15) yields 6.7%. Thus, the contract owner can expect to receive approximately 6.7% of the Contract’s account value as an Income Edge scheduled payment ($180,000 multiplied by 6.7%, or $12,000) for the first Annual Payout Period.

Second Income Edge Annual Payout Period. Assume the investment performance following the first Annual Payout Period is positive and that the Contract’s account value on the day before the second Annual Payout Period begins is $172,000. The $180,000 account value on the day before the first Income Edge Anniversary Date minus the first Annual Payout Period payment amount of $12,000 reduces the account value to $168,000. During the following year assume the investments underlying the Contract gain $6,000 resulting in a value of $172,000 on the day before the second Annual Payout Period begins. The scheduled payment amount for the second Annual Payout Period will be equal to $172,000 divided by the remaining Annual Payout Periods (14), or $12,286. This amount can be expressed as a percentage of the account value by dividing 1 by 14, yielding 7.1%.

We have the right, upon advance notice to you, to change at any time after the Contract Date and before election of Income Edge the Maximum Payment Period used in the table below for calculating Income Edge scheduled payment amounts.

	Table B-1		Table B-2
	Maximum Payment Period		Payment Percentage
Age at time of Election	Single Election To Age 95	Joint Election To Age 100	Number of (Remaining) Annual Payout Periods	Payment Amount as a Percentage of Account Value

60	35	40	40	2.5%

61	34	39	39	2.6%

62	33	38	38	2.6%

63	32	37	37	2.7%

64	31	36	36	2.8%

65	30	35	35	2.9%

66	29	34	34	2.9%

67	28	33	33	3.0%

68	27	32	32	3.1%

	Table B-1		Table B-2
	Maximum Payment Period		Payment Percentage
Age at time of Election	Single Election To Age 95	Joint Election To Age 100	Number of (Remaining) Annual Payout Periods	Payment Amount as a Percentage of Account Value

69	26	31	31	3.2%

70	25	30	30	3.3%

71	24	29	29	3.4%

72	23	28	28	3.6%

73	22	27	27	3.7%

74	21	26	26	3.8%

75	20	25	25	4.0%

76	19	24	24	4.2%

77	18	23	23	4.3%

78	17	22	22	4.5%

79	16	21	21	4.8%

80	15	20	20	5.0%

81	14	19	19	5.3%

82	13	18	18	5.6%

83	12	17	17	5.9%

84	11	16	16	6.3%

85	10	15	15	6.7%

86	9	14	14	7.1%

87	8	13	13	7.7%

88	7	12	12	8.3%

89	6	11	11	9.1%

90	5	10	10	10.0%

91	4	9	9	11.1%

92	3	8	8	12.5%

93	2	7	7	14.3%

94	1	6	6	16.7%

95		5	5	20.0%

96		4	4	25.0%

97		3	3	33.3%

98		2	2	50.0%

99		1	1	100.0%

Appendix: Exchange program

We offer an exchange program under which a Prior Contract may be exchanged for an Investment Edge® Select contract. This is called an “exchange” under securities law. For purposes of this Prospectus, the word “exchange” includes an exchange, rollover or transfer, as applicable, for federal income tax purposes.

The chart contained in this Appendix provides a summary comparison of some of the important features of Prior Contracts and the Investment Edge® Select contract. You should not rely solely on the information contained in the charts in examining the differences between your existing contract and the Investment Edge® Select contract. There may be other differences important for you to consider prior to exchanging to an Investment Edge® Select contract. You should read the Prospectus and other information related to your existing contract prior to exchanging to an Investment Edge® Select contract. Please note, this chart does not create or modify any existing rights or benefits, all of which are only established by your existing contract.

You should carefully consider whether an exchange is appropriate for you by considering the benefits and guarantees provided by your Prior Contract to the benefits and guarantees provided by the Investment Edge® Select contract. Under this exchange program, among other conditions, the Prior Contract cannot have outstanding withdrawal charges. The account value attributable to your existing contract would not be subject to any withdrawal charge under an Investment Edge® Select contract, but would be subject to all other charges and fees under an Investment Edge® Select contract. You should also review the fees and charges of your Prior Contract and the fees and charges of the Investment Edge® Select contract, which may be higher than the fees and charges under the Prior Contract. Any such exchange program will be made available on terms and conditions determined by us and will comply with applicable law. If you are considering exchanging your Prior Contract for an Investment Edge® Select contract, please contact your financial professional, who will be able to explain the benefits and features of this contract and provide you with the proper forms and application necessary to complete the transaction.

Structured Capital Strategies®

Prior Contracts		New Contract
Structured Capital Strategies® Series B, C and ADV(10)		Investment Edge® Select
Annual Contract Fee:	None	If your account value on a contract date anniversary is less than $50,000[1].	$50

		If your account value on a contract date anniversary is $50,000 or more[1].	$0
Total Separate Account Annual Expenses:	0.65%-1.65%[2]	1.25%
Fund Facilitation Fee[8]	None	Current: 0.00% Maximum: 0.70%
Death Benefit:	The death benefit is equal to the return of your account value as of the date we receive satisfactory proof of death and all information and forms necessary to effect payment.

The standard death benefit is equal to your account value as of the date we receive satisfactory proof of the owner’s or older joint owner’s, if applicable, death, any required instructions for the method of payment, and all information and forms necessary to effect payment.

At issue you can also elect the Return of Premium death benefit, which is equal to the greater of your account value or total contributions to your contract, adjusted prorata for any withdrawals you have made.

Protected premium Death Benefit Charge[6]:	Not Applicable	Calculated as a percentage of the applicable benefit base.(6) Deducted annually on each contract date anniversary for which the benefit is in effect.(7) — Current charge 0.30% — Maximum charge 0.50%
Choice Cost[3]	up to 5%	No
SIO Fee	None	1.25%

Prior Contracts		New Contract
Structured Capital Strategies® Series B, C and ADV(10)		Investment Edge® Select
Loan Features (if your employer’s plan permits):	No	No
Variable Investment Options[4]:	3 Class IB	100+ Various Classes
Structured Investment Options:	Up to 28[4,5]	Yes
Sources of Permitted Subsequent Contributions:	• Full or partial exchange, rollover or direct transfer from another annuity contract or other eligible investment

•   Full or partial exchange, rollover or direct transfer from a Structured Capital Strategies® contract. The source of the contribution must be for the entire account value invested in the variable investment options at the time of the transaction.

•   Account value invested in a segment is not an eligible source of contribution.

1.	If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the fee for that year.

2.

On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option (including any amounts in the dollar cap averaging accounts) to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. For more information, please refer to your Structured Capital Strategies® Prospectus.

3.

Choice cost is a charge, which is only applicable if a contract owner elects to invest in Choice Segments under a Structured Capital Strategies® contract. For more information on Choice costs, please refer to Structured Capital Strategies® Prospectus.

4.	The number of investment options available under a particular contract is subject to change. Please refer to your Prospectus for more information on investment options available under your contract.

5.

Contract owners have the ability to invest in various types of structured investment options that permit you to invest in one or more segments referred to as “Standard Segments” or “Choice Segments”, each of which provides performance tied to the performance of a securities or commodities indexed for a set period of time. As discussed in footnote 3, amounts invested in Choice Segments are subject to a “Choice cost” charge. For more information on structured investment options and Choice costs, please refer to your Structured Capital Strategies® Prospectus.

6.	The benefit base is equal to your initial contribution and subsequent contributions to the contract less any withdrawals you made from the contract.

7.

If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and becomes effective, a death benefit is paid, or the Protected Premium death benefit is otherwise terminated, we will deduct the charge for that year from your account value.

8.	This fee does not apply to any variable investment options that we currently offer.

9.

Age at issue, and subsequently, as of your most recent contract date anniversary. For jointly owned contracts, the charge is based on the age of the older joint owner. The daily charge percentage increases automatically on each contract date anniversary following the date on which you reach the next age bracket shown in the table.

10.	Your contract must be in force for at least four years for you to be eligible to exchange to an Investment Edge® Select contract.

Investment Edge® 21.0

Issued by

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

This prospectus describes the important features of the contract and provides information about Equitable Financial Life Insurance Company (the “Company”, “we”, “our” and “us”).

We have filed with the Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) that includes additional information about Investment Edge® 21.0, the Company and Separate Account No. 70. The SAI is incorporated by reference into this prospectus. The SAI is available free of charge. To request a copy of the SAI, to ask about your contract, or to make other investor inquiries, please call 1-800-789-7771. The SAI is also available at our website, www.                    .

We file periodic reports and other information about Investment Edge® 21.0 and Separate Account No. 70 as required under the federal securities laws. Those reports and other information about us are available on the SEC’s website at http://www.sec.gov, and copies of reports and other information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Class/Contract Identifier: C000223169

Investment Edge® Series is issued by and is a registered service mark of Equitable Financial Life Insurance Company (Equitable).

Co-distributed by affiliates Equitable Advisors, LLC and Equitable Distributors, LLC., 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2021 Equitable Financial Life Insurance Company. All rights reserved.

Equitable Financial Life Insurance Company, 1290 Avenue of the Americas, New York, NY 10104 (212) 554-1234

Investment Edge® 21.0

Equitable Financial Life Insurance Company

Issued through: Separate Account No. 70

Contract Classes: Investment Edge®, Investment Edge Select®, Investment Edge® ADV

Summary Prospectus for New Investors

May 1, 2021

This summary prospectus (the “Summary Prospectus”) summarizes key features of the contract. Before you invest, you should also review the statutory prospectus (the “Prospectus”) for the contract, which contains more information about the contract’s features, benefits, and risks. You can find this document and other information about the contract online at [www.equitable.com]. You can also obtain this information at no cost by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com, or by calling your financial intermediary.

You invest to accumulate value on a tax-deferred basis in one or more of our investment options: (i) variable investment options listed in Appendix “Portfolio Companies Available Under the contract”and (ii) the structured investment option (“SIO”). The SIO gives you the opportunity to earn interest that we will credit based, in part, on the performance of an external index over a set period of time, although you could also experience a negative return and a significant loss of principal and previously credited interest.

The Investment Edge ADV® series is available through advisors who charge an advisory fee for their services, and this fee is in addition to contract fees and expenses. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

You may cancel your contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total account value. You should review the Prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

We reserve the right to stop accepting any application or contribution from you at any time, including after you purchase the contract. If you have the Return of Premium death benefit and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract you may no longer be able to fund your benefit. This means that you may no longer be able to increase your benefit base through contributions.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Electronic delivery of shareholder reports (pursuant to Rule 30e-3). Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for portfolio companies available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically from the Company by calling 1-800-789-7771 or by calling your financial intermediary.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-877-522-5035, by sending an email request to EquitableFunds@dfinsolutions.com, or by calling your financial intermediary. Your election to receive reports in paper will apply to all portfolio companies available under your contract.

Important Information You Should Consider About The Contract

FEES AND EXPENSES
Charges for Early Withdrawals

Each series of the contract provides for different withdrawal charge periods and percentages.

Investment Edge® — If you surrender your contract, apply your cash value to a non-life contingent annuity payment option, or withdraw money from Investment Edge® of the contract within 6 years following your last contribution, you will be assessed a withdrawal charge of up to 6% of contributions withdrawn. For example, if you make a withdrawal in the first year, you could pay a withdrawal charge of up to $6,000 on a $100,000 investment.

Investment Edge® Select — No withdrawal charge.

Investment Edge® ADV — No withdrawal charge.

There is an interim value adjustment for amounts withdrawn from a Segment of the SIO before Segment maturity which could result in up to a 90% loss of the Segment Investment. See the SIO prospectus for more information.

For additional information about charges for surrenders and early withdrawals see “Withdrawal charge” in “Charges and expenses” later in this Prospectus.

Transaction Charges

In addition to surrender charges, you may also be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges that the Company deducts” in “Charges and expenses” later in this Prospectus.

Ongoing Fees and Expenses (annual charges)	Each series of the contract provides for different ongoing fees and expenses. The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. For Investment Edge® ADV contracts, the fees and expenses in the table below do not reflect any advisory fees paid to financial intermediaries from the contract value or other assets of the owner; if such fees were reflected the below fees and charges would be higher. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (varies by contract series)(1)	0.25%	1.25%
Investment options (Portfolio fees and expenses)(2)	0.58%	3.50%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.35%	0.50%

(1)  Expressed as an annual percent of daily net assets in the variable investment options and as a percentage of the rate of return for Segments in the SIO.

(2)  Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2020 and could change from year to year.

(3)  Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract or make any other transactions, which could add withdrawal charges that substantially increase costs.

2

Important Information You Should Consider About The Contract

Lowest Annual Cost $[•]	Highest Annual Cost $[•]

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract series and Portfolio fees and expenses

•   No sales charges or advisory fees

•   No additional purchase payments, transfers or withdrawals

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of contract series (Investment Edge® Select), optional benefits (Return of Premium death benefit) and Portfolio fees and expenses

•   No sales charges or advisory fees

•   No additional purchase payments, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” later in this Prospectus.
RISKS
Risk of Loss

The contract is subject to the risk of loss. You could lose some or all of your account value.

For additional information about the risk of loss see “Principal Risks of Investing in the contract” later in this Prospectus.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. A withdrawal charge may apply in certain circumstances and any withdrawals may also be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” later in this Prospectus.

Risks Associated with Investment Options

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options (e.g., the Portfolios) and the SIO. Each investment option, including the SIO, available under the contract, has its own unique risks. You should review the variable investment options and Segments of the SIO available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options” and “Portfolios of the Trusts” in “Purchasing the contract”, as well as, “Risks factors” and “Structured Investment Option” in “Description of the Structured Investment Option” in the SIO Prospectus. See also Appendix “Portfolio Companies available under the contract”.

Insurance Company Risks

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value. The general obligations, including the SIO, under the contract are supported by our general account and are subject to our claims paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at www.equitable.com/selling-life-insurance/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More Information” later in this Prospectus.

RESTRICTIONS
Investments

We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the investment options and to limit the number of investment options which you may select. Such rights include, among others, combining any two or more investment options and transferring account value from any investment option to another investment option.

Credits under Investment Edge® Select contracts may be recaptured upon free look, annuitization, and death.

For more information see “About Separate Account No. 70” in “More Information” later in this Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Purchasing the contract”. See also the SIO Prospectus.

3

Important Information You Should Consider About The Contract

Optional Benefits

At any time, we have the right to limit or terminate your ability to contribute to any of the investment options. If you have one or more guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract, you may no longer be able to fund your guaranteed benefit(s).

Withdrawals, including withdrawals to pay advisory fees, that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

If you purchase an Investment Edge® ADV contract and you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Purchasing the contract” and “Benefits available under the contract” in the Prospectus.

TAXES
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” later in this Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation

Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More Information” later in this Prospectus.

Exchanges

Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Exchange program” in “Overview of the Contract” and “Charge for third-party transfer or exchange” in “Charges and expenses” later in this Prospectus.

4

Important Information You Should Consider About The Contract

Overview of the Contract

Purpose of the Contract

The contract is designed to help you accumulate assets through investments in underlying Portfolios and the SIO during the accumulation phase. It can provide or supplement your retirement income by providing a stream of income payments during the annuity phase. It also provides death benefits to protect your beneficiaries. The contract may be appropriate if you have a long-term investment horizon. It is not intended for people who may need to access invested funds within a short-term timeframe or frequently, or who intend to engage in frequent transfers of the underlying Portfolios.

Phases of the Contract

The contract has two phases: an accumulation (savings) phase and an income (annuity) phase.

Accumulation (Savings) Phase

During the accumulation phase, you can allocate your contributions to one or more of the available investment options, which include:

•	variable investment options and

•	Segments of the SIO which are index-linked investment options. See the SIO prospectus for more information.

For additional information about each underlying Portfolio see Appendix “Portfolio Companies Available Under the Contract.”

Income (Annuity) Phase

You enter the income phase when you annuitize your contract. During the income phase, you will receive a stream of fixed income payments for the annuity payout period of time you elect. You can elect to receive annuity payments (1) for life; (2) for life with a certain minimum number of payments; or (3) for life with a certain amount of payment. Please note that when you annuitize, your investments are converted to income payments and you will no longer be able to make any additional withdrawals from your contract. All accumulation phase benefits terminate upon annuitization and the contract has a maximum annuity commencement date.

Contract Features

The contract provides for the accumulation of retirement savings and income. The contract offers income and death benefit protection, and offers various payout options.

Contract Classes

You can purchase one of three contract classes that have different ongoing fees and surrender charges. For example, the contract offers Investment Edge® with a 6 year withdrawal charge period and a 1.00% contract fee, Investment Edge® Select with no withdrawal charge and a 1.25% contract fee, and Investment Edge® ADV with no withdrawal charge and a 0.25% contract fee.

Access to Your Money

During the accumulation phase you can take withdrawals from your contract. Withdrawals will reduce your account value and may be subject to surrender charges, income taxes and a tax penalty if you are younger than 59 1/2.

Death Benefits

Your contract includes a standard death benefit that pays your beneficiaries an amount equal to your account value. For an additional fee, you can purchase the Return of Premium death benefit that provides a different minimum payment guarantee.

Rebalancing and Dollar Cost Averaging

You can elect to have your account value automatically rebalanced at no additional charge. We offer two rebalancing programs that you can use to automatically reallocate your account value among your variable investment options. You can also elect to allocate your investments using a dollar cost averaging program at no additional charge. Generally, you may not elect both a dollar cost averaging program and a rebalancing option.

5

Overview of the Contract

Other contracts

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees, death or income guarantee benefits and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding our other annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of our annuity contracts.

You should work with your financial professional to decide whether this contract and any optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, tax planning needs, time horizons and risk tolerance.

Fee based programs

You may purchase an Investment Edge® ADV contract only if you are a participant in an account established under a fee-based program sponsored and maintained by a registered broker-dealer or other financial intermediary we approve. If you elect to pay the advisory fee from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

Exchange program

We offer an exchange program under which a Prior Contract may be exchanged for an Investment Edge® Select contract. See “Exchange Program” in “Purchasing the Contract” in the Prospectus for more information.

6

Overview of the Contract

2. Benefits available under the contract

Summary of Benefits

The following tables summarize important information about the benefits available under the contract.

Death Benefits. These death benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/ Limitations
			Max	Current
Return of Premium Death Benefit	Guarantees beneficiaries will receive a benefit at least equal to your contributions less adjusted withdrawals	Optional	0.50%(1)	0.30%(1)

•  Available only at contract purchase

•  Available only to contract holder age 75 or younger

•  Withdrawals, including payment of advisor fees, could significantly reduce or terminate the benefit

•  No contributions after age 76

(1)	Expressed as an annual percentage of the benefit base.

Other Benefits. These other benefits are available during the accumulation phase:

Name of Benefit	Purpose	Standard/ Optional	Annual Fee		Brief Description of Restrictions/Limitations
			Max	Current
Rebalancing	Periodically rebalance to your desired asset mix	Optional	No Charge		• Must rebalance 100% of account value

Dollar Cost Averaging	Transfer account value to selected investment options on a regular basis to potentially reduce the impact of market volatility	Optional	No Charge		• $5,000 minimum to begin program

Income Edge Payment Program	Pay out entire account value via scheduled payments over a set period of time, with a portion of each payment being a return of your cost basis in the contract and thus excludable from taxes	Optional	No charge		• Not available with Return of Premium Death Benefit • NQ contracts only • Age and account value requirements may apply • Adverse tax consequences if surrender contract after payments start

7

Benefits available under the contract

Buying the Contract

You may purchase a contract by making payments to us that we call “contributions.” We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply.

Maximum issue age.

The maximum issue age for non-qualified, IRA and qualified plan contracts is 85. The maximum issue age for inherited IRA beneficiary continuation contracts is 75.

Minimum initial and subsequent contribution amounts.

The minimum initial contribution is generally $10,000 for Investment Edge® contracts and $25,000 for Investment Edge® Select and Investment Edge® ADV contracts. Each subsequent contribution generally must be at least $500 (except for certain IRAs—$50 for Traditional and Roth IRAs and $1,000 for an Inherited IRA), unless you enroll in the automatic investment program.

Limitations on contributions to the contract.

We reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. This means that if you have one or more Guaranteed benefits and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract you may no longer be able to fund the guaranteed benefit(s).

When initial and subsequent contributions are credited.

Initial Contribution. If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Subsequent Contributions. If we receive a subsequent contribution before the close of the NYSE (typically 4:00 pm eastern), we will credit that contribution that day. If we receive your subsequent contribution after the close of the NYSE, your contribution will be applied the next business day.

There are different policies and restrictions regarding contributions to Segments of the SIO. See the SIO prospectus for more information.

Additional limitations on contributions to the contract.

Additional limitations on contributions and the source of contributions apply based on the type of contract, such as non-qualified or particular types of IRAs. Please see the tables in the “Rules regarding contributions to your contract” appendix to the Prospectus for detailed information. You can obtain the Prospectus by calling the number or accessing the website noted on the first page of this summary.

8

Buying the Contract

Making Withdrawals: Accessing the Money in Your Contract

Accessing your money. You have several ways to access your account value before annuity payments begin. You may take partial withdrawals from your contract at any time or, depending on your specific situation, set up an automatic payment plan, a systematic withdrawal plan, a substantially equal withdrawals plan, Income Edge payment program or a lifetime RMD payments plan. You may also surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments. We will generally send you the full requested withdrawal amount and deduct any applicable surrender charges from account value unless your request otherwise.

Withdrawals will reduce your account value and may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59 1/2. Withdrawals may also reduce (possibly on a greater than dollar-for-dollar basis) or terminate any guaranteed benefits. Surrenders also may be subject to withdrawal charges, income taxes and a tax penalty if you are younger than 59 1/2.

Please see “Accessing your money” in the Prospectus for more information on the ways you may withdraw your account value.

If you elect to pay advisory fees from your account value, then this deduction will be treated as a withdrawal and will reduce the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program, and may also be subject to federal and state income taxes and a 10% federal penalty tax.

There are different policies, restrictions and adjustments regarding withdrawals from Segments of the SIO. See the SIO prospectus for more information.

Free withdrawal amount. Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge.

When to expect payments. Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, transfers payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value.

9

Making Withdrawals: Accessing the Money in Your Contract

Additional Information About Fees

The following tables describe the fees and expenses that you will pay when buying, owning, surrendering or making withdrawals from the contract. Each of the charges and expenses is more fully described in “Charges and expenses” later in the Prospectus. The fees and expenses for the ADV series do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner and the cumulative effect of these charges would increase the overall cost of an Investment Edge® ADV contract.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Transaction Expenses

	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
Sales Load Imposed on Purchases	None	None	None
Withdrawal Charge (as a percentage of contributions withdrawn)	6.00%(1)	None	None
Transfer Fee(2)	None	None	None
Third Party Transfer or Exchange Fee(3)	None	None	None
Special Service Charges(4)	$90	$90	$90
Segment Interim Value (applies for distributions from a Segment of the SIO Segment prior to the Segment Maturity Date)(5)	90% of Segment Investment	90% of Segment Investment	90% of Segment Investment

(1)

For Investment Edge® only, the charge percentage we use is determined by the number of years since receipt of the contribution to which the charge relates if you make a withdrawal, surrender your contract to receive its cash value, or, if offered, surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the year in which we receive that contribution to be “contract 1”.

Charge as a % of contribution for each year following contribution
	1	2	3	4	5	6+
Investment Edge®	6%	6%	5%	4%	3%	0%

(2)

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See “Transfer charge” under “Charges that the Company deducts” in “Charges and expenses” later in this Prospectus.

(3)

Currently, we do not charge for third party transfers or exchanges. However, we reserve the right to discontinue this waiver at any time, with or without notice. The maximum third party transfer or exchange fee is $125. The current charge (which, as described above is waived) is $65. This charge will never exceed 2% of the amount disbursed or transferred. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(4)

Special service charges include (1) express mail charge; (2) wire transfer charge; (3) duplicate contract charge; (4) check preparation charge (the sum of this charge will never exceed 2% of the amount distributed); and (5) Duplicate Annual and/or Quarterly Statement of Account or Annual Payout Statement Charge. These charges may increase over time to cover our administrative costs. We may discontinue these services at any time.

(5)

The actual amount of the Segment Interim Value calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date. The maximum loss would occur if there is a total distribution for a Segment at a time when the Index price has declined to zero.

10

Additional Information About Fees

The next table describes the fees and expenses that you will pay each year during the time that you own the contract (not including Portfolio fees and expenses). If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Annuity Expenses
	Investment Edge®	Investment Edge® Select	Investment Edge® ADV
Contract Maintenance Fee (deducted from your account value on each contract date anniversary)(1)	$50	$50	None
Base Contract Expenses (as a percentage of daily net assets in the variable investment options and as a percentage of the rate of return for Segments of the SIO(2))	1.00%	1.25%	0.25%
Annual fund facilitation fee(3)	0.70%	0.70%	0.70%
Optional Benefits Expenses:(4)(5)

Return of Premium death benefit charge	0.50%(6)	0.50%(6)	0.50%(6)

(1)

Beginning with your first contract date anniversary, we will deduct this charge on any contract date anniversary on which your account value is less than $50,000. If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year. Otherwise, we will deduct the full charge. This charge will no longer apply to NQ contracts following election of an Income Edge payment program, even if your account value falls below $50,000.

(2)

The Contract Fee percentage reduces the Segment Rate of Return. If the contract is surrendered or annuitized, a withdrawal or transfer out is taken, or a death benefit is paid, on any date other than the Segment Maturity Date, we will deduct a pro rata portion of the charge from each Segment as part of the Segment Interim Value calculation.

(3)

This fee does not apply to any variable investment options that we currently offer. However, we reserve the right to charge this fee. We will charge no more than 0.70% for each variable investment option.

(4)	The benefit base is equal to your initial contribution to the contract less any withdrawals you made from the contract.

(5)

If on any date other than the contract date anniversary your contract is surrendered or annuitized, an Income Edge payment program is elected and become effective, a death benefit is paid, or the Return of Premium death benefit is otherwise terminated, we will deduct a pro rata portion of the charge from your account value.

(6)	The current charge is 0.30%.

The next item shows the minimum and maximum total operating expenses charged by the underlying Portfolios that you may pay periodically during the time that you own the contract. A complete list of Portfolios available under the contact, including their annual expenses, may be found at the back of this document. See Appendix “Portfolio Companies available under the contract.” These expenses are for the period ended December 31, 2020, and may fluctuate from year to year.

Annual Portfolio Expenses
	Minimum	Maximum
Annual Portfolio Expenses prior to Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)(*)	0.58%	3.50%

Annual Portfolio Expenses after Expense Limitation Arrangement (expenses that are deducted from Portfolio assets including management fees, 12b-1 fees, service fees, and/or other expenses)(*)	0.58%	2.31%

(*)

“Annual Portfolio Expenses” are based, in part, on estimated amounts of such expenses. Pursuant to a contract, Equitable Investment Management Group, LLC has agreed to make payments or waive its management, administrative and other fees to limit the expenses of certain affiliated Portfolios through April 30, 2022 (“Expense Limitation Arrangement”) (unless the Trust’s Board of Trustees consents to an earlier revision or termination of this agreement). The Expense Limitation Arrangement may be terminated by Equitable Investment Management Group, LLC at any time after April 30, 2022. The Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

11

Additional Information About Fees

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual contract expenses, and annual Portfolio expenses. The examples for the ADV series do not reflect any advisory fees paid to investment advisors from the account value or other assets of the owner; however, if they did the expenses shown would be higher.

These Examples assume that you invest $100,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio expenses, Return of Premium death benefit (at its maximum charge) and that all account value is in the variable investment options.

Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

	If you surrender your contract or annuitize (under a non-life option) at the end of the applicable time period				If you do not surrender your contract
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
InvestmentEdge®	$	$	$	$	$	$	$	$
InvestmentEdge® Select	$	$	$	$	$	$	$	$
InvestmentEdge® ADV	$	$	$	$	$	$	$	$

12

Additional Information About Fees

Appendix: Portfolio Companies available under the contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at [        ]. You can request this information at no cost by calling [        ] or by sending an email request to [        ].

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Average Annual Total Returns (as of 12/31/2020)
TYPE	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	1 year	5 year	10 year
ASSET ALLOCATION	1290 VT DoubleLine Dynamic Allocation - Equitable Investment Management Group, LLC (“EIMG”); DoubleLine Capital LP
American Funds Insurance Series Asset Allocation Fund - Capital Research and Management Company
BlackRock Global Allocation V.I. Fund - BlackRock Advisors, LLC
EQ/AB Dynamic Moderate Growth Δ - EIMG; AllianceBernstein L.P.
EQ/Aggressive Allocation† - EIMG
EQ/All Asset Growth Allocation - EIMG
EQ/Conservative Allocation† - EIMG
EQ/Moderate Allocation† - EIMG
EQ/Moderate-Plus Allocation† - EIMG
First Trust/Dow Jones Dividend & Income Allocation Portfolio - First Trust Advisors, L.P.
First Trust Multi-Income Allocation Portfolio - First Trust Advisors, L.P.
Franklin Allocation VIP Fund - Franklin advisers, Inc.
Franklin Income VIP Fund - Franklin Advisers, Inc.
Franklin Mutual Shares VIP Fund - Franklin Mutual Advisers, LLC
INVESCO V.I. Balanced-Risk Allocation Fund - Invesco Advisers, Inc.
Janus Henderson Balanced Portfolio - Janus Capital Management LLC
JPMorgan Insurance Trust Global Allocation Portfolio - J.P. Morgan Investment Management Inc.
JPMorgan Insurance Trust Income Builder Portfolio - J.P. Morgan Investment Management Inc.
PIMCO Global Managed Asset Allocation Portfolio - Pacific Investment Management Company LLC
Putnam VT Global Asset Allocation Fund - Putnam Investment Management, LLC; Putnam Investments Limited; The Putnam Advisory Company, LLC
EQUITY	1290 VT GAMCO Small Company Value - EIMG; GAMCO Asset Management, Inc.
1290 VT Low Volatility Global Equity - EIMG
1290 VT Micro Cap - EIMG; BlackRock Investment Management, LLC; Lord, Abbett & Co. LLC
1290 VT Natural Resources - EIMG; AllianceBernstein L.P.
1290 VT Small Cap Value - EIMG; BlackRock Investment Management, LLC; Horizon Kinetics Asset Management LLC
1290 VT SmartBeta Equity - EIMG; AXA Rosenberg Investment Management, LLC
1290 VT Socially Responsible - EIMG; BlackRock Investment Management, LLC
AB VPS Global Thematic Growth Portfolio - AllianceBernstein L.P.
AB VPS Growth and Income Portfolio - AllianceBernstein L.P.
AB VPS Small/Mid Cap Value Portfolio - AllianceBernstein L.P.
American Funds Insurance Series Global Growth Fund - Capital Research and Management Company
American Funds Insurance Series Global Small Capitalization Fund - Capital Research and Management Company

13

Appendix: Portfolio Companies available under the contract

Average Annual Total Returns (as of 12/31/2020)
TYPE	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	1 year	5 year	10 year
EQUITY	American Funds Insurance Series Growth-Income Fund - Capital Research and Management Company
American Funds Insurance Series International Growth and Income Fund - Capital Research and Management Company
American Funds Insurance Series New World Fund® - Capital Research and Management Company
Clearbridge Variable Aggressive Growth Portfolio - Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC
Clearbridge Variable Dividend Strategy Portfolio - Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC
Delaware VIP® Emerging Market Series - Delaware Management Company
EQ/AB Small Cap Growth - EIMG; AllianceBernstein L.P.
EQ/American Century Mid Cap Value - EIMG; American Century Investment Management, Inc.
EQ/Clearbridge Large Cap Growth - EIMG; ClearBridge Investments, LLC
EQ/Clearbridge Select Equity Managed Volatility† - EIMG; BlackRock Investment Management, LLC; ClearBridge Investments, LLC
EQ/Common Stock Index - EIMG; AllianceBernstein L.P.
EQ/Emerging Markets Equity Plus - EIMG; AllianceBernstein L.P.; EARNEST Partners, LLC
EQ/Equity 500 Index - EIMG; AllianceBernstein L.P.
EQ/Fidelity Institutional AM® Large Cap - EIMG; FIAM LLC
EQ/Franklin Rising Dividends - EIMG; Franklin Advisers, Inc.
EQ/International Equity Index - EIMG; AllianceBernstein L.P.
EQ/Invesco Global - EIMG; Invesco Advisers, Inc.
EQ/JPMorgan Value Opportunities - EIMG; J.P. Morgan Investment Management, Inc.
EQ/Large Cap Growth Index - EIMG; AllianceBernstein L.P.
EQ/Large Cap Value Index - EIMG; AllianceBernstein L.P.
EQ/Lazard Emerging Markets Equity - EIMG; Lazard Asset Management LLC
EQ/Loomis Sayles Growth - EIMG; Loomis, Sayles & Company, L.P.
EQ/MFS International Growth - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS International Intrinsic Value - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/Mid Cap Index - EIMG; AllianceBernstein L.P.
EQ/Small Company Index - EIMG; AllianceBernstein L.P.
EQ/T. Rowe Price Growth Stock - EIMG; T. Rowe Price Associates, Inc,
EQ/Value Equity - EIMG; Aristotle Capital Management, LLC
Federated Hermes Kaufmann Fund II - Federated equity Management Company of Pennsylvania; Federated Global Investment Management Corporation
Fidelity® VIP Mid Cap Portfolio - Fidelity Management & Research Company (FMR)
INVESCO V.I. Small Cap Equity Fund - Invesco Advisers, Inc.
Janus Henderson U.S. Low Volatility Portfolio - Janus Capital Management; Itech Investment Management LLC
MFS® Investors Trust Series - Massachusetts Financial Services Company d/b/a MFS Investment Management
MFS® Research Series - Massachusetts Financial Services Company d/b/a MFS Investment Management
MFS® Value Series - Massachusetts Financial Services Company d/b/a MFS Investment Management
Putnam VT Research Fund - Putnam Investment Management, LLC; Putnam Investments Limited; The Putnam Advisory Company, LLC
T. Rowe Price Equity Income Portfolio – II - T. Rowe Price Associates, Inc.

14

Appendix: Portfolio Companies available under the contract

Average Annual Total Returns (as of 12/31/2020)
TYPE	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses	1 year	5 year	10 year
FIXED INCOME	1290 VT Doubleline Dynamic Opportunistic Bond - EIMG; DoubleLine Capital LP
1290 VT Equity Income - EIMG; Barrow, Hanley, Mewhinney & Strauss LLC
1290 VT High Yield Bond - EIMG; AXA Investment Managers, Inc.; Post Advisory Group, LLP
American Century VP Inflation Protection Fund - American Century Investment Management, Inc.
Delaware VIP® Diversified Income Series - Delaware Management Company7
Delaware VIP® Limited-Term Diversified Income Series - Delaware Management Company7
EQ/AB Short Duration Government Bond - EIMG; AllianceBernstein L.P.
EQ/Core Bond Index - EIMG; SSgA Funds Management, Inc.
EQ/Intermediate Government Bond - EIMG; SSgA Funds Management, Inc.
EQ/Invesco International Growth - EIMG; Invesco Advisers, Inc.
EQ/Janus Enterprise - EIMG; Janus Capital Management LLC
EQ/PIMCO Global Real Return - EIMG; Pacific Investment Management Company LLC
EQ/PIMCO Total Return - EIMG; Pacific Investment Management Company, LLC
EQ/PIMCO Ultra Short Bond - EIMG; Pacific Investment Management Company, LLC
Federated Hermes High Income Bond Fund II - Federated Investment Management Company
Fidelity® VIP Strategic Income Portfolio - Fidelity Management & Research Company (FMR)
INVESCO V.I. High Yield Bond - Invesco Advisers, Inc.
Janus Henderson Flexible Bond Portfolio - Janus Capital Management LLC
Lord Abbett Bond Debenture Portfolio (VC) - Lord, Abbett & Co., LLC
PIMCO Global Bond Opportunities Portfolio (Unhedged) - Pacific Investment Management Company LLC
PIMCO Income Portfolio - Pacific Investment Management Company LLC
Putnam VT Diversified Income Fund - Putnam Investment Management, LLC; Putnam Investments Limited
SPECIALITY	1290 VT Convertible Securities - EIMG; Palisade Capital Management, L.L.C.
1290 VT GAMCO Mergers & Acquisitions - EIMG; GAMCO Asset Management, Inc.
1290 VT Multi-Alternative Strategies - EIMG
1290 VT Real Estate - EIMG; AllianceBernstein, L.P.
Eaton Vance VT Floating-Rate Income Fund - Eaton Vance Management
EQ/Invesco Global Real Estate - EIMG; Invesco Advisers, Inc.; Invesco Asset Management Ltd.
EQ/MFS Technology - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/MFS Utilities - EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management
EQ/T. Rowe Price Health Sciences - EIMG; T. Rowe Price Associates, Inc.
EQ/Wellington Energy - EIMG; Wellington Management Company LLP
INVESCO V.I. Health Care Fund - Invesco Advisers, Inc.
Multimanager Technology - EIMG; AllianceBernstein L.P.; Allianz Global Investors U.S. LLC; Wellington Management Company, LLP
PIMCO CommodityRealReturn® Strategy Portfolio - Pacific Investment Management Company LLC
PIMCO Emerging Markets Bond Portfolio - Pacific Investment Management Company LLC
Templeton Global Bond VIP Fund - Franklin Advisers, Inc.
MONEY MARKET	EQ/Money Market(1) - EIMG; BNY Mellon Investment Adviser, Inc.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” in “Purchasing the contract” for more information regarding volatility management.

Δ

Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “Δ”. Any such unaffiliated Portfolio is not identified In the chart. See “Portfolios of the Trusts” in “Purchasing the contract” for more information regarding volatility management.

(1)

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

15

Appendix: Portfolio Companies available under the contract

Investment Edge® 21.0

Issued by

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

We have filed with the Securities and Exchange Commission a Prospectus and a Statement of Additional Information (“SAI”) that include additional information about Investment Edge® 21.0, the Company and Separate Account No. 70. The Prospectus and SAI each dated May 1, 2021 are incorporated by reference into this summary prospectus. The Prospectus and SAI are available free of charge. To request a copy of either document, to ask about your contract, or to make other investor inquiries, please call 1-800-789-7771. The Prospectus and SAI are also available at our website, www.equitable.com.

Class/Contract Identifier: C000223169

Investment Edge® Series is issued by and is a registered service mark of Equitable Financial Life Insurance Company (Equitable).

Co-distributed by affiliates Equitable Advisors, LLC and Equitable Distributors, LLC., 1290 Avenue of the Americas, New York, NY 10104.

Copyright 2021 Equitable Financial Life Insurance Company. All rights reserved.

Equitable Financial Life Insurance Company, 1290 Avenue of the Americas, New York, NY 10104 (212) 554-1234

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